Form 20-F
period 2002-12-31
HAWKER RESOURCES INC
filed 2003-07-15
CIK 1025863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________.

Commission File Number 0-29214

HAWKER RESOURCES INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

3200, 350 – 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares	Toronto Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable.

     As at December 31, 2002, the issuer’s authorized share capital consisted of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series, of which 4,959,937 Common Shares and no preferred shares were outstanding. As at June 24, 2003, the issuer’s authorized share capital consisted of an unlimited number of Common Shares, an unlimited number of Class A Shares and an unlimited number of preferred shares issuable in series, of which up to 2,152,465 Series V Shares and up to 3,874,437 Series W Shares had been created and authorized for issuance. As at June 24, 2003, 21,897,200 Common Shares, 3,874,437 Class A Shares and no preferred shares were outstanding.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

     Indicate by check mark which financial statement item the registrant has elected to follow. ☒ Item 17 ☐ Item 18

GLOSSARY

In this document, unless the context otherwise requires, the following words and phrases have the meanings set forth below:

“2% Debenture” means a debenture of the Company issued as part of the Financing on April 3, 2003 in the principal amount of $8.40, bearing interest at the rate of 2% per annum from the date of issue payable on the earlier of the maturity date of December 31, 2003 and the date of surrender;

“Arrangement” means the arrangement involving BidCo and Southward pursuant to section 193 of the Business Corporations Act (Alberta) completed on April 30, 2003;

“ARTC” means Alberta Royalty Tax Credit;

“BidCo” means 1022971 Alberta Ltd., all of the outstanding shares of which were acquired by the Company for an aggregate consideration of $1.00 on March 31, 2003;

“Class A Share” means a class A share in the capital of the Company;

“Common Share” means a common share in the capital of the Company;

“Conversion” means the deemed exercise of all of the Warrants pursuant to which the former holders of the Warrants were issued, for each Warrant, 5 Common Shares and 9 Class A Shares upon the surrender of 5 Series V Shares, 9 Series W Shares and one 2% Debenture;

“Company” or “Hawker” means Hawker Resources Inc.;

“Equity Shares” means Common Shares and Class A Shares;

“established reserves” means proved reserves plus risked probable reserves;

“FinanceCo” means 970183 Alberta Ltd., a wholly owned subsidiary of Matco;

“Financing” means the financing completed by the Company on April 3, 2003 pursuant to which the Company issued 223,798 Common Shares and 430,493 Units for aggregate gross proceeds of approximately $3.7 million (which Units were converted to 6,026,902 Equity Shares pursuant to the Conversion);

“gross” means Hawker’s working interest or royalty interest share of reserves or production, as the case may be, before the deduction of royalties and, with respect to land and wells, means the total number of acres or wells, as the case may be, in which Hawker has a working interest or a royalty interest;

“Matco” means Matco Investments Ltd.;

“Matco Capital” means Matco Capital Ltd., a company controlled by Matco;

“McDaniel” means McDaniel and Associates Consultants Ltd., independent oil and natural gas reservoir engineers;

“McDaniel Report” means the engineering report prepared by McDaniel evaluating the crude oil, natural gas liquids and natural gas reserves attributable to a 50% undivided interest in the Optioned Properties effective as of May 1, 2003 based upon detailed engineering evaluations made by McDaniel effective as of January 1, 2003, adjusted to take into account actual and estimated production from January 1, 2003 to May 1, 2003 and based on an engineering evaluation of wells drilled from January 1, 2003 to May 1, 2003, and which was prepared on the basis of both constant and escalating price and cost assumptions;

“net” means Hawker’s working interest share of production or reserves, as the case may be, after the deduction of royalties, and, with respect to land and wells, means Hawker’s working interest share therein;

“Optioned Properties” means all of the petroleum and natural gas rights and related assets of Southward other than those which are both west of the fifth meridian and in the Province of Alberta, as described under the heading “Item 4D – Information on the Company – Property, plant and equipment”;

“probable additional reserves” means those reserves which an analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future;

“proved reserves” means those reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir;

“Purchase Option” means the option in favour of the Company to purchase an undivided interest of up to 49% in the Optioned Properties at a purchase price based on an ascribed price, as at May 1, 2003 and subject to adjustment, of $136,900,000 for a 100% interest in the Optioned Properties;

“risked probable reserves” means probable additional reserves discounted by one-half to account for the additional risk of recovery for probable reserves;

“royalty interest” means an interest in an oil and gas property consisting of a royalty granted in respect of production from the property;

“SEC” means the United States Securities and Exchange Commission;

“Series V Share” means a series V voting preferred share in the capital of the Company;

“Series W Share” means a series W non-voting preferred share in the capital of the Company;

“Southward” means Southward Energy Ltd.;

“Statements of Revenues and Operating Expenses” means the statements of revenues and operating expenses relating to the proposed acquisition by the Company of an aggregate 50% undivided interest in the Optioned Properties audited by Deloitte & Touche LLP;

“TSX” means the Toronto Stock Exchange;

“Tax Act” means the Income Tax Act (Canada);

“Unit” means a Unit issued by the Company on April 3, 2003 pursuant to the Financing for a subscription price of $8.46787851 per Unit consisting of: (i) a 2% Debenture; (ii) a Warrant; (iii) 5 Series V Shares; and (iv) 9 Series W Shares;

“Warrant” means a series A warrant of the Company which entitled the holder thereof to purchase 5 Common Shares and 9 Class A Shares upon the surrender of 5 Series V Shares and 9 Series W Shares and either the surrender of a 2% Debenture or the payment of $8.40. Pursuant to the Conversion, all of the Warrants were deemed to be exercised; and

“working interest” means the percentage undivided interest held by a party in an oil and gas property.

Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids		Natural Gas

bbls	barrels	mcf	thousand cubic feet
bbls/d	barrels per day	mmcf	million cubic feet
mbbls	thousand barrels	bcf	billion cubic feet
boe	barrels of oil equivalent of natural gas	mcf/d	thousand cubic feet per day
	and crude oil on the basis of 1 bbl of	mmcf/d	million cubic feet per day
	crude oil for 6 mcf of natural gas	GJ	gigajoules
boe/d	barrels of oil equivalent per day	GJ/d	gigajoules per day
mboe	thousand boe
NGLs	natural gas liquids
mmbtu	million British thermal units
stb	standard stock tank barrel

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By

mcf	Thousand cubic metres (“10[3]m3”)	0.0282
Thousand cubic metres	mcf	35.494
bbls	Cubic metres (“m3”)	0.159
Cubic metres	bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to vary from those described in this document. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this document contains forward-looking statements pertaining to the following:

•	the quantity of the Company’s reserves;

•	oil and natural gas production levels;

•	capital expenditure programs;

•	projections of market prices and costs;

•	supply and demand for oil and natural gas;

•	expectations regarding the Company’s ability to raise capital and to continually add to reserves through acquisitions and development; and

•	treatment under governmental regulatory regimes.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this document:

•	volatility in market prices for oil and natural gas;

•	liabilities and risks inherent in oil and gas operations;

•	uncertainties for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions; and

•	geological, technical, drilling and processing problems.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A.  Selected financial data.

     The following selected consolidated financial data, for the periods indicated, has been derived from the Company’s consolidated financial statements, which are included elsewhere herein, and was prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). For a description of the material differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements, see note 14 to the financial statements contained herein. The following selected financial data is qualified in its entirety by, and should be read in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects”. The historical results below are not necessarily indicative of the results to be expected for any future period.

     The Company’s financial statements are stated in Canadian Dollars (“CDN$” or “$”).

Selected Consolidated Financial Information
Consolidated Statement of Earnings and Deficit Data

	Pro Forma
	Year
	Ended
	December	Year Ended December 31,
	31, 2002
	(unaudited)	2002	2001	2000	1999	1998

		(in thousands, except per share amounts)
Earnings Statement Data
Revenues:
Oil and natural gas sales	$24,395	$—	$—	$—	$—	$—
Royalties, net	(6,088)	—	—	—	—	—
Interest and other income	139	139	729	1,513	694	633

Net revenues	18,446	139	729	1,513	694	633

Expenses:
Production	3,708	—	—	—	—	—
Research and development	—	—	9,255	7,889	11,248	9,325
General and administrative	4,931	1,596	7,106	3,648	3,934	4,080
Interest	2,126	71	787	1,176	1,434	245
Maintenance of patents	243	243	—	—	—	—
Depletion, depreciation and asset write-downs	19,422	7,216	9,655	1,404	687	471
Site restoration	411	—	—	—	—	—

Total expenses	30,841	9,126	26,803	14,117	17,303	14,121

	Pro Forma
	Year
	Ended
	December	Year Ended December 31,
	31, 2002
	(unaudited)	2002	2001	2000	1999	1998

		(in thousands, except per share amounts)
Loss before the following:	(12,395)	(8,987)	(26,074)	(12,604)	(16,609)	(13,488)
Gain on sale and distribution of Oncolytics shares	13,224	13,224	3,004	—	—	—
Share of loss from equity investment in Oncolytics	(471)	(471)	(1,831)	(691)	—	—
Gain on dilution of investment in Oncolytics	—	—	357	4,933	1,236	—
Gain on sale of INH	—	—	—	568	—	—

Earnings (loss) before tax	358	3,766	(24,544)	(7,794)	(15,373)	(13,488)
Non-controlling interest	—	—	—	—	291	—
Income tax recovery (expense)	3,628	—	1,556	(95)	—	—

Net earnings (loss), Canadian GAAP	$3,986	$3,766	$(22,988)	$(7,889)	$(15,082)	$(13,488)

Net earnings (loss), U.S. GAAP		$9,511	$(20,367)	$(12,802)	$(18,535)	$(13,488)

Basic and diluted net earnings (loss) per share
Canadian GAAP		$0.76	$(4.64)	$(1.63)	$(4.43)	$(5.40)
U.S. GAAP		$1.92	$(4.11)	$(2.65)	$(5.45)	$(5.40)
Weighted average number of common and Class A shares outstanding		4,959,937	4,955,199	4,828,812	3,400,342	2,498,244

Selected Consolidated Financial Information
Consolidated Balance Sheet Data

	Pro Forma
	Year Ended
	December 31,	Year Ended December 31,
	2002
	(unaudited)	2002	2001	2000	1999	1998

		(in thousands, except per share amounts)
Current assets	$25,985	$492	$6,056	$19,137	$12,031	$13,252
Investments	—	—	5,745	7,695	—	—
Property and equipment	73,973	3,523	10,783	19,494	21,483	16,189
Goodwill	25,649	—	—	—	—	—

	$125,607	$4,015	$22,584	$46,326	$33,514	$29,441

Current liabilities	$14,162	$80	$10,781	$4,195	$4,143	$3,988
Other liabilities	23,772	387	387	1,943	2,778	387
Bank loan	38,342	—	—	5,910	8,276	11,063

Total liabilities	76,276	467	11,168	12,048	15,197	15,438

Shareholders’ equity
Share capital	58,524	12,741	84,271	84,145	58,834	39,438
Retained earnings (deficit)	(9,193)	(9,193)	(72,855)	(49,867)	(40,517)	(25,435)

Total	49,331	3,548	11,416	34,278	18,317	14,003

	$125,607	$4,015	$22,584	$46,326	$33,514	$29,441

Shareholders’ equity- U.S. GAAP		$3,548	$5,671	$25,912	$14,864	$14,003

     Dividends

     The Company has neither declared nor paid dividends on any of its outstanding common shares, and does not intend to do so in the foreseeable future. The Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company’s earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

     Currency and Exchange Rates

     Canadian Dollar Value for $1.00 U.S. (as published by the Federal Reserve Bank of New York):

     On June 24, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 U.S. = $1.3610 Canadian.

     All exchange rate calculations below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

     The average exchange rates for each of the past 5 fiscal years were calculated using the average of the exchange rates in effect on the last day of each month during the period indicated.

Year Ended December 31, 1998	1.4894
Year Ended December 31, 1999	1.4827
Year Ended December 31, 2000	1.4875
Year Ended December 31, 2001	1.5519
Year Ended December 31, 2002	1.5698

	High Rate	Low Rate

January 2003	1.5672	1.5184
February 2003	1.5297	1.4840
March 2003	1.4944	1.4628
April 2003	1.4785	1.4334
May 2003	1.4197	1.3507
June 2003(1)	1.3758	1.3342

Note:

(1) June 1, 2003 through June 24, 2003.

     All dollar amounts set forth herein are in Canadian dollars, except where otherwise indicated.

B. Capitalization and indebtedness.

     Not applicable.

C. Reasons for the offer and use of proceeds.

     Not applicable.

D. Risk factors

An investment in the Company’s securities should be considered highly speculative due to the Company’s recent change of business and the nature of such business as well as the Company’s present stage of development. A prospective investor should consider carefully the risk factors set out below.

     Exploration, Development and Production Risks

     An investment in the Common Shares is speculative due to the nature of the Company’s intended involvement in the exploration, development and production of oil and natural gas and its present stage of development. Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Company may have at any particular time and the production therefrom will decline over time as such reserves are exploited. A future increase in the Company’s reserves will depend not only upon the Company’s ability to explore and develop any properties it may have, but also on its ability to select and acquire suitable producing properties. No assurance can be given that the Company will be able to continue to locate satisfactory properties for acquisition or to participate in other ventures or be able to identify and reach agreement with suitable partners. Moreover, if such acquisitions or partners are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make any such opportunities uneconomic. There is no assurance that commercial quantities of oil and natural gas will be discovered or acquired by the Company.

     Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

     In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

     Insurance

     The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to drilling the Company will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

     Prices, Markets and Marketing of Crude Oil and Natural Gas

     Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Company. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of the Company’s oil and gas reserves. The Company might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Company’s future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to the Company are in part determined by the borrowing base of the Company. A sustained material decline in prices from historical average prices could limit or reduce the Company’s borrowing base, thereby reducing the debt financing available to the Company, and could require that a portion of any existing debt financing of the Company be repaid.

     The marketability and price of oil and natural gas which may be acquired or discovered by the Company will be affected by numerous factors beyond its control. The Company may be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by the Company. The ability of the Company to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Company may also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

     Substantial Capital Requirements; Liquidity

     The Company anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects.

     Competition

     The Company will compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The Company’s ability to increase reserves in the future will depend not only on its ability to explore and develop the properties to be acquired upon the exercise of the Purchase Option, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

     The oil and gas industry is highly competitive. The Company’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

     The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

     Environmental Risks

     All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

     Reserves Replacement

     The Company’s future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the Company successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves the Company may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Company’s reserves will depend not only on the Company’s ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that the Company’s future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

     Reliance on Operators and Key Employees

     To the extent the Company is not the operator of its oil and gas properties, the Company will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of the Company will be largely dependent upon the performance of its management and key employees. The Company does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the Company. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of the Company.

     Corporate Matters

     To date, the Company has not paid any dividends on its outstanding Common Shares and does not anticipate the payment of any dividends on its Common Shares in the near future.

     Certain of the directors and officers of the Company are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the Business Corporations Act (Alberta).

     Permits and Licenses

     The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

     Additional Funding Requirements

     The Company’s cash flow from its properties may not be sufficient to fund its ongoing activities and implement its business plan. From time to time, the Company may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Company’s future revenues from its future reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Company’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Company’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favourable terms.

     Issuance of Debt

     The Company’s activities may be financed partially or wholly with debt, which may increase the Company’s debt levels above industry standards. Neither the Company’s articles nor its by-laws limit the amount of indebtedness that the Company may incur. The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

     Availability of Drilling Equipment and Access Restrictions

     Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities.

     Title Defects

     Although title reviews will generally be conducted prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews may not discover unforeseen title defects that could adversely affect the Company’s title to the property or entitlement to revenue from the property.

     Uncertainty of Reserve Information

     There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived from exploration and production activities, including many factors that are beyond the control of the Company. The reserve and cash flow information set forth in this annual report represent estimates only. The reserves and estimated future net cash flow from the Company’s properties have been independently evaluated effective May 1, 2003. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Company. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such activities do not achieve the level of success assumed in the evaluations.

     Canadian and United States practices differ in reporting reserves and production

     The Company reports its production and reserve quantities in accordance with Canadian practices. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

     The Company includes additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. The Company follows the Canadian practice of reporting gross production and reserve volumes; however, the Company also follows the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). In addition, the Company also follows the Canadian practice of using forecast prices and costs when it estimates its reserves; however, the Company also separately estimates its reserves using prices and costs held constant in accordance with the Canadian reserve reporting requirements. These requirements are similar to the constant pricing reserve methodology utilized in the United States.

     The Company also includes in this annual report estimates of probable reserves along with estimates of proved reserves. The SEC generally prohibits the inclusion of estimates of probable reserves in filings made with it; however, the Company is permitted under the SEC rules to include such information in this annual report as such information is required to be disclosed under Canadian disclosure requirements.

     Acquisition of Optioned Properties

     The Company will be assuming its working interest share of all liabilities, including environmental liabilities, relating to the Optioned Properties. Although the Company is not aware of any material liabilities relating to the Optioned Properties, it is possible that liabilities may arise which could have a material adverse effect on the Company.

     Kyoto Protocol

     Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. The Company’s exploration and production facilities and other operations and activities will emit greenhouse gases which may subject the Company to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta’s Bill 32: Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity from the Company’s operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Company.

     Government Regulation and Taxation

     Oil and gas operations are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labour standards, occupational health, waste disposal, protection and redemption of the environment, mine safety, hazardous materials, toxic substances, taxation and other matters. It is believed that the Company is in substantial compliance with all applicable laws and regulations. Amendments to current laws and regulations governing oil and gas operations and the more stringent implementation thereof are actively considered form time to time and the implementation thereof could have a material adverse impact on the Company. In addition, taxation laws and regulations as well as the current administrative practices of both the federal and provincial tax authorities may be amended or construed in such a way that is detrimental to the Company or its activities.

Item 4. Information on the Company

A. History and development of the Company.

     The Company

     The Company was incorporated as 599386 Alberta Ltd. under the Business Corporations Act (Alberta) on February 14, 1994 and changed its name to SYNSORB Biotech Inc. on March 31, 1994. Effective May 8, 2002:

(i) each former holder of common shares received one new common share for each eight cancelled common shares they previously held; (ii) the stated capital of the Company was reduced in respect of the common shares of the Company by $59,896,000; and (iii) 4,000,235 common shares of Oncolytics Biotech Inc. held by the Company were distributed to its shareholders. On April 3, 2003, the name of the Company was changed to Hawker Resources Inc. and a new class of non-voting equity shares was created.

     The head office of the Company is located at 3200, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, and its telephone number at that address is (403) 294-0067. The registered office of the Company is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

     History

     Prior to December 10, 2001, the Company was a biotechnology company focusing primarily on the discovery and development of pharmaceutical products for gastroenteric diseases. On that date, the Company announced that it was terminating the clinical trials of its remaining product and would consider future strategic alternatives.

     Over the course of the fiscal year ended December 31, 2002, the Company divested itself of its position in Oncolytics Biotech Inc. by distributing 4,000,235 of such shares to its shareholders and by selling 2,255,565 of such shares through the TSX for aggregate gross proceeds of $6,898,000. During that period, the Company completed staff reductions and the winding-down of its clinical trials and continued to evaluate strategic alternatives. The Company held discussions with several industry parties in an attempt to reach a transaction with another pharmaceutical entity that would make use of the Company’s technology and its specialized manufacturing plant and equipment. These discussions did not lead to the Company receiving any acceptable proposal for such a transaction.

     On October 30, 2002, the Company retained Network Capital Inc. as its financial advisor to seek a transaction to maximize value for shareholders, including pursuing transactions that would substantially reorganize the business of the Company.

     On November 26, 2002, Southward announced a shareholder value maximization process, established an independent committee to oversee the process and retained a financial advisor. The process initiated by Southward required that binding offers be submitted by interested parties on or prior to March 3, 2003.

     In late December 2002, the Company approached an investor group led by David Tuer with respect to the transformation of the Company from a pharmaceutical research company into an oil and gas enterprise and the completion of the Financing. On January 6, 2003, the transformation of the Company to an oil and gas enterprise and the proposed Financing were announced, subject to obtaining shareholder approval, which was to be sought at the annual and special meeting of the Company on April 3, 2003.

     In January 2003, the Company sold its manufacturing equipment for approximately $900,000 in net proceeds and in February 2003, the Company granted a third party an exclusive license to certain of its patents relating to toxin binding sugars for net proceeds of US $240,000. The Company is continuing to attempt to sell its manufacturing facility and related land.

     In early March 2003, BidCo entered into an agreement with a third party which provided, as amended, that in the event that BidCo was successful in purchasing all of the common shares of Southward, the third party would purchase all of the petroleum and natural gas rights and related assets of Southward, except for a 1% interest in the Optioned Properties and 100% of the seismic data relating to the Optioned Properties, for a purchase price of $164,631,000, of which $135,531,000 was allocated for internal purposes to a 99% interest in the Optioned Properties.

     In mid-March 2003, the Purchase Option was granted which provided the right to purchase an undivided interest of up to 49% in the Optioned Properties at a purchase price, subject to adjustment, equal to $1,369,000 for each 1% undivided interest in the Optioned Properties acquired pursuant to the Purchase Option. The right to exercise the Purchase Option was conditional upon the completion of the sale of the Southward assets to the grantor of the option, which condition was satisfied on April 30, 2003. The Purchase Option provided that it could be assigned to the Company, but that it could not be assigned to any other party without the prior written consent of the grantor of the option.

     On March 16, 2003, BidCo entered into an arrangement agreement with Southward which contemplated that, subject to the terms and conditions of the agreement, BidCo and Southward would implement the Arrangement. The Arrangement provided that: (i) shareholders of Southward would transfer all of the outstanding common shares to BidCo in consideration for $4.77 per share; and (ii) all of the outstanding options to acquire common shares of Southward would be terminated, and in consideration for such termination the former holders of the options would receive the difference between the exercise price of each of their options and $4.77, provided that if such amount was less than $0.10 in respect of any option, the former holder thereof would receive $0.10.

     On March 31, 2003, the Company acquired the Purchase Option and all of the shares of BidCo for an aggregate consideration of $1.00.

     At the annual and special meeting of the shareholders of the Company held on April 3, 2003 a new board of directors was elected, including the appointment of Mr. Tuer, an experienced oil and gas senior executive, as the new Chairman of the Board and Chief Executive Officer of the Company, and the shareholders approved, among other things: (i) the Financing; (ii) the creation of the Class A Shares; and (iii) the name change to Hawker Resources Inc.

     On April 3, 2003, the Company completed the Financing and issued 223,798 Common Shares and 430,493 Units for aggregate proceeds of approximately $3.7 million. During the period of March 13, 2003 to April 3, 2003, all outstanding in-the-money stock options were exercised, resulting in the issuance of an additional 275,000 Common Shares for aggregate proceeds of $192,000.

     On April 28, 2003 the Arrangement was approved by the shareholders and optionholders of Southward and was also approved by the Court of Queen’s Bench of Alberta. On April 30, 2003, the Arrangement was completed by Southward and BidCo in accordance with the arrangement agreement. Pursuant to the Arrangement, BidCo paid an aggregate of approximately $120 million to the shareholders and optionholders of Southward and Southward became a wholly owned subsidiary of BidCo.

     Concurrent with the completion of the Arrangement, Southward completed the sale of all of its oil and gas assets, with the exception of: (i) a 1% interest in the Optioned Properties; and (ii) 100% of the seismic data relating to the Optioned Properties, which were retained by Southward. Gross proceeds from the sale were $164,631,000, which were used by Southward as follows: (i) $46 million was used by Southward to repay existing bank indebtedness, including bank indebtedness incurred in connection with the termination of options and satisfaction of various employee obligations and transaction expenses; (ii) $117 million was advanced to BidCo to repay indebtedness incurred to acquire the common shares of Southward and compensate the holders of terminated options pursuant to the Arrangement; and (iii) the remaining proceeds of approximately $1.6 million were retained by Southward. Prior to the completion of the Arrangement, the Company granted a call option which gives the purchaser of the oil and gas assets of Southward the right to acquire from the Company a 99% interest in the seismic data in respect of the Optioned Properties, for a purchase price of $3,710,000. If this call option is exercised, and the Company exercises the Purchase Option, in whole or in part, the Company will be required to purchase an equivalent proportion of the seismic data in respect of the Optioned Properties at a purchase price based on an ascribed price of $4 million for a 100% interest in the seismic data.

     On May 30, 2003, pursuant to the Conversion, the securities which comprised the Units were converted into an aggregate of 6,026,902 Equity Shares immediately after a receipt was issued for the Company’s prospectus qualifying the issuance of up to $45,000,900 of Common Shares. Pursuant to the Conversion, Matco Capital and Mr. Tuer beneficially acquired 28.8% and 14.4%, respectively, of the outstanding Equity Shares. See “Item 6A – Directors, Senior Management and Employees – Directors and senior management”.

     On June 12, 2003, the Company completed a public offering of 14,286,000 Common Shares at a price of $3.15 per share for aggregate gross proceeds of approximately $45 million. Net proceeds from the offering will be used to finance the acquisition of the Optioned Properties.

B. Business overview.

     General Development of the Business

     The Company is a publicly traded Canadian company listed on the TSX (symbol: HKR) that has recently transformed itself from a pharmaceutical research company into an oil and gas enterprise. The Company intends to report the financial results of its oil and gas activities as one industry segment. For operational purposes, the Company intends to manage all of its oil and gas activities as one integrated unit.

     Corporate Strategy

Vision – The Company’s primary ongoing business objective is to become a full cycle oil and gas company with a dual focus on exploration and development activities and on an aggressive acquisition strategy, with a particular emphasis on natural gas opportunities.

Drilling Program – Management intends to employ a “cheap deep” approach to exploration by implementing a high density drilling program with low cost options to look at deeper horizons, while continuing to seek out additional opportunities to add to the Company’s land base.

Responsible Fiscal Management – Approximately 50% of the Company’s anticipated cash flow will be directed towards the replacement of existing reserves, leaving a significant amount of cash flow available for a focused exploration program or to pay down debt. The Company intends to prudently add value through its drilling and exploration activities and carefully manage its costs, thereby positioning itself to add to its inventory of opportunities and undeveloped land holdings.

Prudent Use of Equity – Management recognizes that, at this early stage of development, equity must be used sparingly, and it intends to rely heavily on operational revenues and debt financing to satisfy liquidity requirements. The Company will attempt to minimize the dilution that would be caused to existing shareholders if large amounts of equity were issued.

     Business Strengths

Strength of Management – Mr. Tuer has over 28 years of petroleum engineering and management experience in Canada and internationally, including experience as President and Chief Executive Officer of one of Canada’s largest energy companies. Mr. Terry Schmidtke has over 24 years of operational experience in the areas of reservoir engineering, field operations, strategic planning and acquisitions and divestitures. Mr. Herring has over 22 years of accounting and oil and gas experience.

Experienced, Interested Board – The Company’s board of directors is comprised of individuals with broad backgrounds and demonstrated experience in creating shareholder value. In particular, Mr. Tuer, Mr. Ronald Mathison, Mr. Martin Lambert and Mr. Stan Grad have extensive industry and transactional experience. Several of the directors have significant financial stakes in the Company.

Focused Production Areas – Following its acquisition of the Optioned Properties, Hawker will commence its energy business with high quality, tightly focused properties that management believes can be exploited through additional developmental drilling. The Optioned Properties contain close to 100 geophysically and geologically defined locations, and include over 140,000 net acres of undeveloped land.

Emphasis on Gas – Hawker’s initial production will be 100% natural gas. As the Company expands, its portfolio of oil producing properties will increase, but the emphasis on natural gas will remain part of Hawker’s business plan.

Price Certainty Through Hedging – An integral part of the Company’s strategy in acquiring an interest in the Optioned Properties was the prior negotiation of the right to secure certain hedging arrangements in respect of a portion of the production from the properties. These forward sales contracts reduce the economic uncertainty of the acquisition of an interest in the Optioned Properties by providing certainty to the price for a material portion of Hawker’s 2003 and first quarter 2004 gas production.

Advantageous Tax Position – The Company has non-capital losses and unclaimed expenditures of $34 million and $43 million, respectively, that are available for application against future taxable income. The Company also has $5.7 million of unclaimed investment tax credits available to reduce future year’s income tax. The acquisition by Hawker of an additional 49% undivided interest in the Optioned Properties will add to the Company’s tax pools by an amount equal to the purchase price of $67 million.

     Recent Developments

     As discussed above, the Company has indirectly acquired all of the issued and outstanding securities of Southward pursuant to the Arrangement and, in conjunction therewith, was granted the Purchase Option. The Purchase Option gives the Company the right to purchase an undivided interest of up to 49% in the Optioned Properties, which together with the 1% undivided interest held by the Company in the Optioned Properties will give the Company an aggregate 50% undivided interest in the Optioned Properties upon the full exercise of the option.

     The Optioned Properties are located east of Edmonton in the Lavoy and Cold Lake/Bonnyville areas of Alberta. The McDaniel Report estimates production for the last 8 months of 2003 from a 50% undivided interest in the Optioned Properties to be held by the Company to be an average of 19.0 mmcf/d, before royalties. Production from the Optioned Properties consists of sweet dry gas, with drilling depths typically less than 850 metres. The Optioned Properties include interests in 164.0 producing gas wells (141.2 wells net), related facilities and gathering systems, associated seismic and 284,325 acres (140,523 acres net) of undeveloped land.

     The Purchase Option provides that the purchase price for the undivided interest in the Optioned Properties to be acquired by the Company will be based on an ascribed price, as at May 1, 2003 and subject to adjustment, of $136,900,000 for 100% of the Optioned Properties. The Purchase Option gives the Company the right to purchase an undivided interest of up to 49% in the Optioned Properties for a maximum purchase price of $67,081,000. The Company intends to fully exercise the Purchase Option and thereby own an aggregate 50% undivided interest in the Optioned Properties.

     The Purchase Option provides that the closing of the acquisition of the Optioned Properties must occur on or prior to July 29, 2003 with an effective date of May 1, 2003. Accordingly, the Company will be entitled to the revenues attributable to the undivided interest acquired in the Optioned Properties from May 1, 2003, and will be obligated to pay interest on the purchase price from May 1, 2003 until closing at an interest rate equal to the prime rate of a designated Canadian chartered bank plus 1%.

     The Company currently intends to exercise the Purchase Option on or before June 30, 2003. The McDaniel Report estimates that the cash flows attributable to the 49% interest in the Optioned Properties the Company intends to acquire on the exercise of the Purchase Option, net of royalties and capital expenditures and before income taxes, would be an aggregate of $5.3 million from May 1, 2003 to June 30, 2003. Interest on the purchase price under the Purchase Option as of June 30, 2003 would be approximately $670,810. Accordingly, the Company anticipates a favourable purchase price adjustment, based upon an anticipated June 30, 2003 closing of the purchase of the 49% interest in the Optioned Properties pursuant to the exercise of the Purchase Option, of approximately $4.63 million thereby effectively reducing the purchase price from approximately $67.1 million to approximately $62.5 million.

     On June 12, 2003, the Company completed a public offering of 14,286,000 Common Shares at a price of $3.15 per share for aggregate gross proceeds of approximately $45 million. Net proceeds from the offering will be used to finance the acquisition of the Optioned Properties.

     The Purchase Option provides that if the Company acquires an undivided interest in the Optioned Properties equal to or greater than 33-1/3%, it will be entitled to operate the Optioned Properties located in the Cold

Lake/Bonnyville area. As the Company will hold an aggregate 50% interest in the Optioned Properties upon the closing of this offering, the Company intends to assume operatorship of the Optioned Properties in the Cold Lake/Bonnyville area.

     The Company believes that the Optioned Properties have undeveloped potential and accordingly the Company intends to pursue exploration and development activities in the area with a view to developing additional reserves. There can be no assurance that such activities will be economically successful.

     Geographic Markets and Revenues

     During the fiscal years ending December 31, 2002 and 2001, 100% of the Company’s revenues were generated from customers in Canada. During the fiscal year ended December 31, 2000, approximately 94% and 6% of the Company’s revenues were generated from Canadian and international customers, respectively. During the fiscal years ending December 31, 2002, 2001 and 2000, 100% of the revenues from the Optioned Properties were generated in Canada.

     Seasonality

     The Company expects to have seasonal impacts with regard to its exploration and development program. The Company expects to experience reduced activity in the second quarter of the fiscal year as limitations on the transportation of heavy equipment on municipal roads curtails the ability of drilling rigs and other oilfield equipment to get to and from well sites.

     Commodity Price Volatility

     Crude oil and natural gas prices are volatile and subject to a number of external factors. Prices are cyclical and fluctuate as a result of shifts in the balance between supply and demand for crude oil and natural gas, world and North American market forces, inventory and storage levels, OPEC policy, weather patterns and other factors. In early 2002, the industry initially saw a general weakening of prices for both oil and natural gas. However, through the second half of the year, commodity prices rebounded above historical averages. Currently, tight supply/demand balance has kept prices high for both crude oil and natural gas.

     Crude oil is influenced by a world economy and OPEC’s ability to adjust supply to world demand. Recent success by OPEC and low North American crude stocks have kept crude oil prices high. However, the Company expects world prices of crude oil to decrease to historical average levels of approximately US $24 per barrel (WTI), but also expect continued global political factors to hold prices at those levels.

     Natural gas prices are greatly influenced by market forces in North America. It is generally believed that natural gas has greater stability than crude oil in terms of short-term pricing as there is a shortage of natural gas production and natural gas storage levels are low. The Company expects natural gas prices to moderate somewhat through 2003, but expect the supply of North American natural gas to continue to be constrained by North American production decline rates.

     Industry Consolidation and Competition

     Over the past few years, consolidation within the Canadian oil and gas industry has resulted in a significant reduction of the number of junior to intermediate-sized exploration and production companies. American companies have also been acquiring companies and assets in Canada. The strong demand for natural gas production and reserves is expected to result in a continued high level of corporate and asset transactions as buyers strive to increase their natural gas assets and sellers take advantage of high transaction prices.

     Along with this merger and acquisition activity, a number of traditional exploration and production companies have recently converted into income or royalty trusts. This trend, which has increased competition for investment dollars and property acquisitions, is expected to continue in the short-term.

     As occurred in 2000 and early 2001, the strength of commodity prices resulted in significantly increased operating cash flows and has led to increased drilling activity. The Canadian Association of Oilwell Drilling Contractors forecasts an 11% increase in industry drilling in 2003, approaching the number of wells drilled in 2001, which was a record year. This industry activity will increase competition for oilfield goods and services and may cause drilling and operating costs to increase.

     Provincial Royalties and Incentives

     For crude oil, natural gas and related product production from federal or provincial Crown lands, the royalty regime is a significant factor in the profitability of such production operations. Royalties payable on production from lands other than Crown lands are determined by negotiations between the freehold mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on the type of product being produced, well productivity, geographical location and field discovery date. From time to time the various provincial governments in western Canada have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and gas exploration and development. The trend in recent years has been for provincial governments to allow such programs to expire without renewal, and consequently few such programs are currently operative.

     Crude oil and natural gas royalty holidays for specific wells and royalty reduction reduce the amount of Crown royalties paid by the Company to the provincial governments. In Alberta, the Alberta royalty tax credit program also provides a rebate, to certain eligible producers, on Alberta Crown royalties paid in respect of eligible producing properties. These incentives result in increased profitability from operations of the Company.

     Trademarks and Intellectual Property Rights

     Now that the Company has transformed itself from a pharmaceutical research company into an oil and gas enterprise, there are no intellectual property rights, licenses or industrial, commercial or financial contracts that are material to the Company’s business or profitability.

     Competitive Conditions

     The oil and gas industry is highly competitive. The Company will compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The Company’s ability to increase reserves in the future will depend not only on its ability to explore and develop its properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

     The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

     Government Regulation

     The oil and natural gas industry is subject to extensive controls and regulation imposed by various levels of government. In Western Canada, the various provincial governments have legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and the prevention of waste. The oil and natural gas industry is also subject to regulation and intervention by governments in such matters as the award of exploration and production rights, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and, possibly, expropriation or cancellation of contract rights. It is not expected that these controls and regulation will affect the operations of the Company in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted.

C. Organizational structure.

     Hawker owns, directly or indirectly, all of the issued and outstanding securities of 1022971 Alberta Ltd. and Southward Energy Ltd., both companies incorporated under the Business Corporations Act (Alberta) and registered to carry on business in Alberta. Hawker also owns, directly or indirectly, all interests of Southward Energy Partnership, a partnership formed under the laws of Alberta.

D. Property, plant and equipment.

     Description of Properties

     The following description of the Optioned Properties describes an undivided 50% interest in the properties.

     Lavoy Area

     The Lavoy area is located approximately 100 kilometres east of Edmonton, Alberta near the town of Vegreville, Alberta. The Company will acquire an interest in 140.0 producing gas wells (122.4 net wells) and 10 facilities, all of which are non-operated. These facilities have a combined working interest capacity of approximately 40 mmcf/d of sweet dry gas and are comprised of compressors and dehydration equipment.

     Gross production in 2002 from the Lavoy area averaged 29 mmcf/d of sweet dry gas. The sweet dry gas produced in the Lavoy area contains no liquids, and does not require hydrocarbon dewpoint control at the transportation stage. The majority of the wells in the Lavoy area are controlled through SCADA, an electronic system for natural gas processing and control, using a data acquisition system that is controlled and sourced real-time from Calgary.

     The Lavoy area is characterized by multi-zone potential from 14 producing horizons from the Paleozoic to the Upper Cretaceous. Zonal rights in the Lavoy area are typically 100% working interest from surface to basement. Drilling depths in the Lavoy area are typically less than 850 metres. In 2002, 29 wells (14 net wells) were drilled in Lavoy with a 79% success rate. In 2002, each successful well in the Lavoy area averaged approximately 520 mmcf of reserves, illustrating that the property is not mature from the perspective of development drilling.

     Access to these properties is available year round, and the area lends itself to seismic acquisition, fracture technology, air drilling and coil tubing advancements. Two central dehydration and compression facilities were established in 2002 at East Warwick and West Lavoy. These facilities process 6.4 mmcf/d net of the Company’s production. The Company owns various working interests in a non-operated extensive gathering system that is closely accessible to all lands in the area, and there is ample gas transportation out of the area.

     Cold Lake/Bonnyville

     The Cold Lake/Bonnyville area is located approximately 250 kilometres northeast of Edmonton. The Company will acquire an interest in 24.0 producing gas wells (18.9 net wells) and one facility in the Cold Lake/Bonnyville area.

     The Cold Lake/Bonnyville area is characterized by a large reserve potential at shallow depths, with multi-zone potential from four producing Cretaceous zones and drilling depths that are typically less than 500 metres.

     Gross production in 2002 from the Cold Lake/Bonnyville area averaged 4.9 mmcf/d of sweet dry gas. As with the Lavoy area, the sweet dry gas produced in the Cold Lake/Bonnyville area contains no liquids, and does not require hydrocarbon dewpoint control at the transportation stage.

     No wells were drilled on this property in 2002. The Company currently anticipates exploring two low risk locations into the Clearwater B pool, and is evaluating the project inventory in the area with a view to exploiting potential upside in the Colony McLaren and Clearwater zones.

     The Company intends to assume operatorship of this property. Production from the Cold Lake/Bonnyville area is processed at a non-operated facility. Two field compressors were installed during 2002.

     Location of Wells

     The following table sets forth the producing wells and wells capable of producing included in the Optioned Properties as at December 31, 2002.

	Gas Wells

	Producing		Shut-in(3)

	Gross(1)	Net(2)	Gross(1)	Net(2)

Lavoy	140.0	61.7	36.0	17.3
Cold Lake/Bonnyville	28.0	11.0	8.0	3.3

Total	168.0	72.7	44.0	20.6

Notes:

(1)	“Gross Wells” means all wells in which the Company will acquire a working interest.

(2)	“Net Wells” means the total wells in which the Company will acquire an interest, multiplied by the working interest therein that relates to a 50% interest in the Optioned Properties.

(3)	“Shut-in Wells” are wells which are capable of economic production or which the Company considers capable of production but which, for a variety of reasons, including but not limited to lack of markets or development, are not currently on production.

     Land Holdings

     The following table summarizes the undeveloped land included in the Optioned Properties as at March 31, 2003.

Property	Gross Acres (1)	Net Acres (2)

Lavoy	273,295	135,852
Cold Lake/Bonnyville	10,240	4,564
Manitoba	80	18
British Columbia	710	89

Total	284,325	140,523

Notes:

(1)	“Gross Acres” means the total acres in which the Company will acquire an interest.

(2)	“Net Acres” means the total acres in which the Company will acquire an interest, multiplied by the working interest therein that relates to a 50% interest in the Optioned Properties.

     The undeveloped land holdings of the Company have been evaluated by Antelope Land Services Ltd. which ascribed a value of $10,590,389 to a 50% undivided interest in the undeveloped lands included in the Optioned Properties.

     The Company has retained 100% of the seismic data relating to the Optioned Properties, which consists of approximately 6,234 kilometres of 2-D and 33.4 square kilometres of 3-D seismic data. Of this data, 3,337 kilometres of 2-D and 28 square kilometres of 3-D is purchased trade data in which the Company does not own any proprietary rights and will earn no revenue. The remaining 2,897 kilometres of 2-D and 5.4 square kilometres of 3- D seismic data constitutes proprietary seismic data. This seismic data will be used as a technological database to interpret and generate exploration and development prospects.

     The Company has granted a call option in respect of this seismic data which gives the grantee the right to acquire an undivided 99% in this seismic data for a purchase price of $3,710,000. If this call option is exercised, and the Company exercises the Purchase Option, in whole or in part, the Company will be required to purchase an equivalent proportion of this seismic data at a purchase price based on an ascribed price of $4 million for a 100% interest in the seismic data.

     Drilling Activity

     The following table sets forth the number of gross and net exploratory and development wells included in the Optioned Properties and which were completed, capped or abandoned during the periods indicated.

	Years Ended December 31

	2002		2001

	Gross Wells (1)	Net Wells (2)	Gross Wells (1)	Net Wells (2)

Exploratory
Gas	8.0	4.0	—	—
Dry(3)	3.0	1.5	—	—

Total Exploratory	11.0	5.5	—	—

Development
Gas	15.0	7.0	31.0	15.4
Dry(3)	3.0	1.5	21.0	10.5

Total Development	18.0	8.5	52.0	25.9

Total Drilling Activity	29.0	14.0	52.0	25.9

Notes:

(1)	“Gross Wells” means the total wells in which the Company will acquire an interest.

(2)	“Net Wells” means the total wells in which the Company will acquire an interest, multiplied by the working interest therein that relates to a 50% interest in the Optioned Properties.

(3)	“Dry Well” means a well which is not a productive well or a service well. A productive well is a well which is capable of producing oil and gas in commercial quantities or in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well. A service well means a well such as a water or gas-injection, water-source or water-disposal well. Such wells do not have marketable reserves of crude oil or natural gas attributed to them but are essential to the production of the crude oil and natural gas reserves.

     Reserve Estimates

     McDaniel has prepared the McDaniel Report in which it evaluated the crude oil, natural gas liquids and natural gas reserves attributable to an undivided 50% interest in the Optioned Properties, effective May 1, 2003, and estimated the net present worth value of such reserves. The information used to prepare the McDaniel Report was made available to McDaniel by Southward or was obtained from public sources or McDaniel’s own files. The following tables summarize the reserve determinations contained in the McDaniel Report and the estimated future net present worth values therefrom.

     The reserve determinations and estimated net present worth values included in the tables below do not include the ARTC and are stated prior to provision for income taxes and indirect costs, such as general and administrative expenses and facility site restoration, and may not necessarily be representative of the fair market value of the reserves. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves.

     The reserve determinations and estimated net present worth values included in the tables below represent a 50% undivided interest in the Optioned Properties. These tables reflect a summary of the Company’s reserves presented using two different sets of price and cost assumptions, one being based on escalated costs and prices and the other being based on constant costs and prices. Both the escalated and constant cost and price cases are based on the McDaniel Report. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables. For a description of certain differences between estimating reserves under U.S. reserve disclosure guidelines and Canadian reserve disclosure guidelines, please see “Item 3D. Key Information – Risk factors – Canadian and United States practices differ in reporting reserves and production”.

Optioned Properties (50% Interest)
Petroleum and Natural Gas Reserves and Pre-Tax Estimated Net Present Worth
Escalating Prices and Costs

	Natural Gas		Pre-Tax Estimated Net Present Worth
	(mmcf)		(thousands of dollars)

			Discounted at

	Gross	Net	0%	10%	15%	20%

Proved Reserves
Producing	18,607	14,450	65,104	52,721	48,523	45,124
Non-Producing	3,592	2,629	11,983	9,628	8,897	8,314

Total Proved Reserves	22,199	17,079	77,087	62,349	57,420	53,438
Risked Probable Reserves	4,195	3,181	13,502	8,678	7,332	6,341

Established Reserves	26,394	20,260	90,589	71,027	64,752	59,779

Optioned Properties (50% Interest)
Petroleum and Natural Gas Reserves and Pre-Tax Estimated Net Present Worth
Constant Prices and Costs

	Natural Gas		Pre-Tax Estimated Net Present Worth
	(mmcf)		(thousands of dollars)

			Discounted at

	Gross	Net	0%	10%	15%	20%

Proved Reserves
Producing	18,607	14,450	87,183	68,053	61,720	56,662
Non-Producing	3,592	2,629	15,154	11,778	10,734	9,910

Total Proved Reserves	22,199	17,079	102,337	79,831	72,454	66,572
Risked Probable Reserves	4,195	3,181	19,516	12,243	10,224	8,742

Established Reserves	26,394	20,260	121,853	92,074	82,678	75,314

Notes to Reserve Determinations

The following notes provide important information relating to the preceding reserve determinations.

(1)	“Gross Reserves” are defined as the total of the Company’s working interests and/or royalty interests share of reserves before deducting royalties owned by others.

(2)	“Net Reserves” are defined as the total of the Company’s working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

(3)	“Net Present Worth” values are based on net reserves and are expressed after giving effect to estimated operating expenses and capital expenditures but before provision for income taxes, overhead and general administrative expenses, and for the escalating price assumptions case, the operating expenses and capital expenditures have been escalated at 2.0% per year.

(4)	“Proved Reserves” are defined as those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(5)	“Proved Producing Reserves” are defined to include both those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable of production but is shut-in because its deliverability is not required to meet contract commitments.

(6)	“Proved Non-Producing Reserves” are defined as those reserves estimated as recoverable from existing wells that require relatively minor capital expenditures to produce.

(7)	“Proved Undeveloped Reserves” are defined as those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

(8)	“Probable Additional Reserves” are defined as those reserves which an analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(9)	“Risked Probable Reserves” means probable additional reserves discounted by one-half to account for the additional risk of recovery for probable reserves;

(10)	“Established Reserves” means proved reserves plus risked probable reserves;

(11)	The constant price assumptions table is based on the following prices and held constant over the life of the reserves (West Texas Intermediate (“WTI”) - $US 30.00/bbl; Edmonton Light $Cdn. 43.10/bbl; Alberta Average Natural Gas $Cdn. 6.90/mmbtu).

(12)	The escalating price assumptions table is based on the McDaniel price forecast (March 1, 2003) and escalating over the life of the reserves. An excerpt of the price forecast from the McDaniel Report, being the WTI oil price at Cushing, Oklahoma, the Edmonton Oil Price for 40 API, 0.5% sulphur crude, and the Alberta Average field price for gas, appears below.

	Crude Oil		Natural Gas

	WTI	Edmonton Light	Alberta Average
Year	($US/bbl)	($Cdn/bbl)	($Cdn/mmbtu)

2003	30.00	43.10	6.90
2004	26.00	37.20	5.65
2005	24.00	34.30	5.05
2006	23.00	32.80	4.80
2007	23.30	33.20	4.65
2008	23.80	33.90	4.70
2009	24.30	34.60	4.80
2010	24.80	35.30	4.90
2011	25.30	36.00	5.00
2012	25.80	36.70	5.10
2013	26.30	37.50	5.20
2014	26.80	38.20	5.30
2015	27.30	38.90	5.40
2016	27.80	39.60	5.50
2017	28.40	40.40	5.60
2018	29.00	41.30	5.70
2019	29.60	42.20	5.85
2020	30.20	43.00	5.95
2021	30.80	43.90	6.10
2022	31.40	44.70	6.20

(13)	The value of the ARTC has not been included in the Net Present Worth values.

(14)	The McDaniel Report estimates that capital expenditures to be incurred in 2003, 2004 and 2005 and thereafter and in total, net to the Company, necessary to achieve the estimated net present worth values from proved plus probable additional reserves are as follows:

Escalating Price Assumptions		Constant Price Assumptions

2003	$1,117,000	2003	$1,110,300
2004	175,600	2004	168,800
2005+	287,300	2005+	262,300

Total	$1,579,900		$1,541,400

(15)	All of the proved producing reserves in the Optioned Properties are currently on production.

(16)	The McDaniel Report estimates future abandonment costs of $20,000 for each well that has been assigned reserves. Actual abandonment costs may exceed this estimate. No allowance was included for future abandonment costs of any facilities.

     Reconciliation of Reserves

     The following table summarizes the changes to the proved reserves (before royalties) associated with a 50% undivided interest in the Optioned Properties from December 31, 2001 to December 31, 2002.

	Natural Gas (mmcf)

	Proved	Probable	Total

January 1, 2002	22,920	4,889	27,809
Production	(6,310)	—	(6,310)
Acquisitions	—	—	—
New Development	5,920	2,060	7,980
Dispositions	(269)	(9)	(278)
Revisions	(1,319)	(531)	(1,850)

January 1, 2003	20,942	6,409	27,351

     Production History

     The following table shows the average daily production volumes from an undivided 50% interest in the Optioned Properties, before the deduction of royalties, for each of the fiscal quarters of 2001 and 2002.

	2002				2001

	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31

Natural Gas (mcf/d)	16,714	16,071	16,460	19,258	16,071	16,534	18,096	18,190

     Netback History

     The following table summarizes the average netbacks ($ per mcf) received for natural gas production from an undivided 50% interest in the Optioned Properties for each of the fiscal quarters of 2001 and 2002.

	2002				2001

	(unaudited)				(unaudited)
	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31

Sales Price	$3.10	$3.10	$3.37	$4.72	$9.26	$6.07	$3.99	$3.55
Processing and Other Income	—	—	—	—	—	—	—	—
Royalties	0.83	0.93	0.97	1.12	2.46	1.60	0.84	0.75
Operating Costs	0.55	0.66	0.51	0.56	0.39	0.42	0.50	0.41

Netback	1.72	1.51	1.89	3.04	6.41	4.05	2.65	2.39

     Capital Expenditures

     The following table summarizes the capital expenditures in respect of an undivided 50% interest in the Optioned Properties in the categories indicated for each of the fiscal quarters of 2001 and 2002.

	2002				2001

	(unaudited)				(unaudited)
	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31

Land acquisitions	$197,314	$67,739	$320,420	$126,603	$839,101	$1,354,036	$1,727,559	$487,130
Exploration (including drilling)	1,128,209	1,273,520	913,588	328,622	1,873,729	3,465,651	1,162,818	1,745,135
Development (including facilities)	266,080	592,692	1,363,206	389,783	890,289	1,537,726	1,169,140	888,443

Total	1,591,603	1,933,951	2,597,214	845,008	3,603,119	6,357,413	4,059,517	3,120,708

     Future Commitments

     As a pre-condition to BidCo entering into the arrangement agreement, Southward agreed that at the direction of BidCo it would enter into fixed price forward sales contracts in respect of up to 12,875 GJ/d of gas production from the Optioned Properties. At BidCo’s direction, on March 17, 2003, Southward entered into four forward sales contracts in respect of an aggregate of 12,880 GJ/d for 2003 and the first quarter of 2004, of which the Company will retain an interest in contracts in respect of 6,440 GJ/d, representing 36% of gas production attributable to a 50% undivided interest in the Optioned Properties for the last 8 months of 2003 (based on the McDaniel Report) at prices ranging from $6.24 to $7.15 per GJ. These forward sales contracts reduce the economic uncertainty of the acquisition of an interest in the Optioned Properties by providing certainty to the prices for a portion of the production from the properties.

     In addition to the forward sales contracts noted above, pursuant to the Purchase Option, the Company will acquire an interest in forward sales contracts and financial hedging contracts with respect to production from the Optioned Properties as follows:

	Volume		Contract Price(1)
Transaction Type	(GJ/d)		(GJ/d)		Expiry

Fixed Summer	1,658		$4.10		October 31, 2003
Fixed Summer	3,220		$6.64		October 31, 2003
Costless Collar Summer	3,220		$6.24 - $7.00		October 31, 2003
Costless Collar Winter	4,830		$6.36 - $7.15		March 31, 2004
Fixed Winter	1,610		$6.76		March 31, 2004
Fixed Summer	1,450		$5.06		October 31, 2003
Cogeneration Fuel Supply	263		$1.959	(2)	October 31, 2008
Daily Declining Profile	977	(3)	netback	(4)	October 31, 2011
Reserve Based	101	(5)	netback	(6)	life of reserves

Notes:

(1)	The contract price net of costs is obtained by subtracting costs of $0.20 from the contract price.

(2)	The contract price increases over the term of the contract, with the price for each of the 12 month periods remaining in the term as follows:

Date	Price

November 1, 2003	$2.008
November 1, 2004	$2.058
November 1, 2005	$2.110
November 1, 2006	$2.163
November 1, 2007	$2.217

(3)	The Company’s obligations under this contract will, on November 1 of this year and each succeeding year, decline to the following:

Date	Obligation (GJ/d)

November 1, 2003	841
November 1, 2004	724
November 1, 2005	623
November 1, 2006 and thereafter	568

(4)	TransCanada Pipelines Limited netback pricing.

(5)	Reserve based with respect to production from Mannville 2-19 well.

(6)	Progas Limited netback pricing.

     Hawker’s aggregate future commitments represent an aggregate of 50% of its estimated 2003 production from total proved reserves at a weighted average price of $5.98 per GJ and 44% of its estimated first quarter 2004 production from total proved reserves at a weighted average price of $6.57 per GJ.

     Environmental Regulation

     The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures. A breach of such legislation may result in the imposition of material fines and penalties, the revocation of necessary licenses and authorizations and civil liability for pollution damage.

     In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gases. As a result of Canada’s ratification of the Kyoto Protocol reductions in greenhouse gases from the Company’s operations may be required which could result in increased capital expenditures and reductions in production of oil and gas.

     The Company does not face any environmental issues or impacts that are unique to the Company. However, like all participants in the Canadian oil and gas industry, reclamation and restoration of abandoned wells and facilities is recognized as a corporate responsibility. The expenses associated with meeting this responsibility are provided for on a unit of production basis.

Item 5.  Operating and Financial Review and Prospects

A.     Operating results

     Overview

     Prior to December 10, 2001, the Company was a biotechnology company focusing primarily on the discovery and development of pharmaceutical products for gastroenteric diseases or conditions which could benefit from new or additional therapies. On December 10, 2001, the Company terminated development of SYNSORB Cd®, its sole development drug. Subsequent to that date, the Company has had no drug under active development and has no regular source of operating revenue or cash flow. After that date, the Company reduced its spending and terminated all contracts and commitments that were considered not critical to an orderly wind down of the clinical trials and the preservation of its asset base. During 2002, the employees of the Company were reduced to one full-time and one part-time employee.

     Provision for SYNSORB Cd® Wind-down Costs

     A provision for the future wind-down costs of clinical trials, reduction in staff and elimination of their costs associated with the development of the SYNSORB Cd® totalling $3,830,000 was included in the results for the year ended December 31, 2001. Of this amount, approximately $946,000 related directly to the wind down of clinical activity, $1,339,000 related to staff reductions and $1,545,000 related to other costs associated with halting SYNSORB Cd® related activity. An additional provision amount of $50,000 was included for the period ended June 30, 2002. As at December 31, 2002, the entire provision amount had been utilized. No further wind-down costs are anticipated.

     Write-downs of Capital Assets

     The decision to halt clinical trials led to a write-down of certain capital assets. In 2001, the Company wrote down its patents associated with SYNSORB related technology to nil, and the charge of $2,060,000 was included in amortization expense. In 2000, the Company wrote down its patents associated with SYNSORB Pk® to nil, and the charge of $602,000 was included in amortization expense.

     As part of its drug development activity, in 1998 SYNSORB built a cGMP-compliant manufacturing facility. In 2001, the Company determined that continued ownership of this facility was unnecessary and wrote-down the value of the facility and associated equipment on December 31, 2001 to the estimated net realizable value based on its potential sale as a cGMP-compliant manufacturing facility. In 2001, this resulted in the Company writing-down the value of its building and land to $8,600,000 and writing-down the value of its manufacturing equipment to $2,000,000, and the total associated charge of $5,876,000 was included in amortization expense. Efforts to market the facility as a manufacturing facility were unsuccessful and the Company now expects to realize commercial value for the building and land. Accordingly, the Company wrote-down the value of the building and land to $2,500,000 and the associated charge of $6,100,000 is included in amortization expense. While the Company feels that these write-downs are appropriate, the book value of the building and land may not reflect the ultimate realizations which may be achieved on their disposition.

     The manufacturing equipment was auctioned subsequent to December 31, 2002. The value of the manufacturing equipment as at December 31, 2002 was written down to $1,000,000 and the associated charge of $997,000 is included in amortization expense.

     For the year ended December 31, 2001 the Company wrote off leasehold improvements, computer equipment and office furniture and equipment and the total charge of $267,000 was included in amortization expense.

     Distribution of Shares of Oncolytics Biotech Inc.

     At December 31, 2001 the Company owned 6,255,800 common shares of Oncolytics Biotech Inc. (“Oncolytics”).

     Effective May 15, 2002 the Company distributed to its shareholders 4,000,235 common shares of Oncolytics which was accounted for as a return of capital. The deemed value of these shares, net of expenses, was $11,600,000 resulting in a gain on distribution of $8,325,000. As part of this transaction, the Company’s holding of 1,500,000 shares in BCY Life Sciences Inc. was transferred to Oncolytics. No gain or loss was recorded as a result of that transfer.

     Year ended December 31, 2002 compared with Year ended December 31, 2001

     During the year ended December 31, 2002 the Company sold 2,255,565 common shares of Oncolytics for net proceeds of $6,898,000 resulting in a gain on sale of $4,899,000. As at December 31, 2002 the Company did not hold any common shares of Oncolytics.

     For the year ended December 31, 2002, the Company had total revenue of $139,000 compared to $729,000 for the year ended December 31, 2001. Interest income for the 12 months ended December 31, 2002 decreased significantly compared to the same period in 2001 as a result of lower average cash balances on hand and lower interest rates in 2002.

     Expenses for the year ended December 31, 2002 of $9,126,000 were less than the expenses of $26,803,000 for the comparable period in 2001. Because the Company had terminated research and development in late 2001 and made a provision in that year for future wind down costs associated with drug development, research development expenses in 2002 were nil. Operating expenses for the 2002 period were $1,596,000, a significant reduction from $7,106,000 for 2001. The reduction is due to the termination of almost all employees, the termination of certain office space effective April 11, 2002 and the consolidation of all activity at the manufacturing facility.

     Interest on long term debt in 2002 was $71,000, a significant reduction from $787,000 in 2001 due to the payment by the Company during 2002 of all of its long and short-term debt. Amortization in 2002 was $7,216,000 compared to $9,655,000 in 2001. Included in the 2001 amortization amounts was property and other capital asset write-downs of $8,203,000 arising from the termination of the Company’s drug development program. The amortization in 2002 included additional write-downs of the Company’s equipment and manufacturing facility based on the Company’s determination that those assets could only be sold on the basis of general commercial conditions and not their drug specific attributes.

     Year ended December 31, 2001 compared with Year ended December 31, 2000

     For the year ended December 31, 2001, the Company recorded total revenue of $729,000 compared to $1,513,000 for the year ended December 31, 2000. Milestone payments totalled $214,000 for the year ended December 31, 2001 compared to $106,000 for the same period in 2000. A payment of $94,000 was also received from a partnering agreement in 2000. Interest income for the twelve months ended December 31, 2001 decreased by 61% compared to the same period in 2000 as a result of a lower average cash on hand balance and lower interest rates in 2001.

     Expenses for the years ended December 31, 2001 and 2000 of $9,255,000 and $7,889,000 respectively for research and development and clinical trials represented approximately 35% and 56% respectively of the Company’s total expenses. Included in 2001 research and development expenses were $1,384,000 of future wind-down costs since further development of SYNSORB Cd® was terminated in December 2001. Of this amount $946,000 relates directly to the wind down of the clinical trial and $438,000 relates to other costs associated with halting development of SYNSORB Cd®. There were minimal expenses associated with SYNSORB Pk® during 2001 as active development of the drug was suspended in December 2000.

     During 2001, the Company spent $974,000 for research programs and other expenses to develop and broaden the SYNSORB technology, primarily in the field of carbohybrids. Ongoing research and development has been suspended since the termination of development of SYNSORB Cd®.

     Operating expenses totalled $7,106,000 and $3,648,000 for the years ended December 31, 2001 and 2000 respectively. The increase of $3,458,000 primarily reflects $2,446,000 in future wind down costs and $507,000 in December 2001 staff termination costs. Included in the future wind down costs are $1,339,000 related to future staff terminations and $1,107,000 in other administrative costs relating to the termination of development of SYNSORB Cd® such as legal and audit fees, insurance, rent and other office costs.

     Capital Expenditures

     Capital expenditures for the year ended December 31, 2001 totalled $944,000, including $720,000 in patent costs incurred for the Company’s intellectual property, $92,000 in leasehold improvements, $127,000 in office and computer equipment, and $25,000 in manufacturing equipment. All capital expenditures, except those deemed necessary to maintain intellectual property, were suspended subsequent to the decision on December 10, 2001 to halt development of SYNSORB Cd®. The Company has offered its manufacturing facility for sale. Capital expenditures for the year ended December 31, 2000 totalled $980,000. At year-end 2001, the Company had no commitments for future capital spending.

     Annual amortization of capital investments totalled $9,655,000 or approximately 36% of the Company’s total expenses for the year 2001 compared to $1,404,000 or 10% for 2000. Included in the 2001 amortization amount are property and other capital assets write downs of $8,203,000 arising as a result of the termination of development of

SYNSORB Cd®. Depreciation of the manufacturing facility commenced on January 1, 2001 at the rate of 5% per annum on a declining balance.

B.     Liquidity and capital resources

     Year ended December 31, 2002 compared with Year ended December 31, 2001

     At December 31, 2002 the Company’s cash and working capital positions were $289,000 and $412,000, respectively, compared at December 31, 2001 balances of $5,841,000 and ($4,725,000) respectively.

     As at December 21, 2002 the Company had no long term or short term debt. At December 31, 2001 the current portion of long term debt of the Company was $5,910,000, all of which was repaid during 2002.

     The Company’s primary source of liquidity during 2002 was the liquidation of its assets. In 2002 the Company sold 2,255,565 common shares of Oncolytics for net proceeds of $6,898,000 resulting in a gain on sale of $4,899,000. As at December 31, 2002 the Company did not hold any common shares of Oncolytics. During 2002 the Company attempted to dispose of both its manufacturing equipment and its manufacturing facility. Subsequent to December 31, 2002 the Company disposed of most of its manufacturing equipment through auction realizing proceeds, net of expenses, of approximately $900,000 and has listed its manufacturing building and related land for sale as commercial premises. The Company also holds miscellaneous intellectual property rights with respect to certain drug technologies, which it may license, dispose of or abandon. In February 2003 the Company received U.S.$230,000 for an exclusive license of certain of its patents regarding toxin binding sugars. No assurance can be given as to whether any assets can be disposed of or what, if any, proceeds can or will be received with respect thereto.

     serIn addition to the liquidation of assets, the Company may receive milestone payments and royalties with respect to the previous sale of its INH subsidiary or may choose to sell these rights. The Company cannot predict the likelihood, timing or amount of any milestone or royalty receipts.

     Year ended December 31, 2001 compared with Year ended December 31, 2000

     The Company’s cash and working capital position at December 31, 2001 were $5,841,000 and ($4,725,000) respectively, compared to December 31, 2000 balances of $18,821,000 and $14,942,000 respectively. The working capital deficiency of ($4,725,000) included $5,910,000 as the current portion of long term debt, all of which was repaid subsequent to year-end. On December 10, 2001, when it announced its decision to halt development of SYNSORB Cd®, the Company had cash of approximately $7,000,000 and long term debt, including current portion, totalling $6,383,625.

     During 2001 the Company entered into a Common Share Purchase Agreement (CSPA) allowing the Company to access funds through the sale of a maximum of 1,000,000 Oncolytics common shares pursuant to a common share equity line. Under this agreement the Company was able, at its option, to sell the Oncolytics common shares over a period of 12 months commencing on June 19, 2001 at a discount from the average daily price of the common shares. During the year ended December 31, 2001 the Company sold 494,200 Oncolytics common shares, representing 7% of the Company’s total holdings in Oncolytics, for net proceeds of $3,481,070 under the terms of the CSPA. Subsequent to year-end the Company terminated the CSPA with no penalty.

     On April 20, 2001 the Company issued 126,000 common shares on the exercise of options for proceeds of $126,000. No other equity was issued during 2001. During the year the Company repaid $2,866,000 of the principal outstanding with respect to its long-term debt and a further $5,910,000 was outstanding at December 31, 2001. Effective December 31, 2001, the Company agreed to a revised repayment schedule for its $5,000,000 credit facility drawn down during construction of the manufacturing facility. Therefore, all of the amount outstanding at December 31, 2001 was repayable within one year. Interest paid in 2001 with respect to these debt facilities was $787,000 compared to $1,176,000 for 2000.

     On February 5, 2002 the Company prepaid the remaining $838,586 owing under a loan bearing an interest rate of 13.73% per annum, with certain intellectual property pledged as collateral. On March 1, 2002 the Company repaid the remaining principal of $4,000,000 outstanding on its floating rate debt.

     Income Taxes

     As at December 31, 2002 the Company had non-capital losses of approximately $34,123,000 available to reduce future taxable income. These losses will expire in the years 2005 through 2008. In addition, the Company had unclaimed expenditures of approximately $43,000,000 available to reduce future taxable income and $5,754,000 of unclaimed investment tax credits available to reduce future income tax payable. The acquisition by Hawker of an additional 49% undivided interest in the Optioned Properties will add to the Company’s tax pools by an amount equal to the purchase price of $67 million, subject to adjustment.

     Risks and Uncertainties

     Throughout the conduct of its clinical trials, the Company has maintained product liability insurance at levels consist with the current industry practice. No assurance can be given that this coverage will provide full protection against all risks.

C.     Research and development, patents and licenses, etc.

     During 2001 and the previous two years, the research and development costs of the Company were expensed as incurred. Under Canadian GAAP, development costs should be capitalized if certain criteria are met. Companies with major products in clinical trials do not necessarily meet these criteria. In the United States all research and development costs are expensed in accordance with U.S. GAAP. The Company’s development costs in 2001, and the previous two years, did not meet the following two capitalization criteria: (i) the technical feasibility of the product or process must have been established; and (ii) the future market for the product or process must be clearly defined. With regard to (i), the Company was conducting clinical trials for SYNSORB Cd® and SYNSORB Pk® and the technical feasibility of these products was not known. With regard to (ii), the future market for these products was not clearly defined. For these reasons, the Company’s development costs were expensed and not capitalized.

D.     Trend information.

     There are no trends not already detailed in this annual report that the Company is aware of at this time that may impact the business or future prospects of the Company.

E.     Off-balance sheet arrangements.

     Not applicable.

F.     Disclosure of contractual obligations.

     None.

Item 6.  Directors, Senior Management and Employees

A.     Directors and senior management.

     The following are the directors and officers of the Company, their municipality of residence, their positions with the Company and the periods during which each has served in such capacity, their principal occupations within the past five years, and the number and percentage of Common Shares owned or controlled by them.

			Number and
			Percentage of
Name and			Common Shares
Municipality of	Position with the		Beneficially Owned
Residence	Company	Principal Occupation For Past Five Years	or Controlled(1)

David A. Tuer Calgary, Alberta	Chief Executive Officer and a Director since January 6, 2003	Chief Executive Officer and a Director of Hawker and Chairman, Calgary Health Region. Prior to October 2001, President, Chief Executive Officer and a Director of PanCanadian Petroleum Limited	715,466 (3.27%)	(2)

Ronald P. Mathison Calgary, Alberta	Chairman and a Director since April 3, 2003	President and Director of Matco Investments Ltd.	1,447,534 (6.61%)	(3)

Stan G.P. Grad Calgary, Alberta	Director since April 21, 2003	Independent Businessman	21,450 (0.09%)	(4)

Bruce J. Kenway, C.A. Calgary, Alberta	Director since March 31, 1994	Partner, Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants	60,637 (0.28%)

Martin A. Lambert Calgary, Alberta	Director since April 3, 2003	Partner, Bennett Jones LLP	1,430,934 (6.53%)	(5)

Keith T. Smith Calgary, Alberta	Director since April 3, 2003	President and Chief Executive Officer of zed.i solutions inc. from April 2001. Prior thereto, Vice President, Corporate Development with zed.i solutions inc. since April 2000 and Executive Vice President of Acanthus Resources Ltd., a private oil and gas company, from August 1998 to April 2000. Prior thereto, Executive Vice President of WestCastle Energy Corp., the Manager of WestCastle Energy Trust, and a Director of WestCastle Acquisition Corp., the operating company of WestCastle Energy Trust from February 1997 to August 1998	3,575 (0.02%)	(6)

Barry R. Herring Calgary, Alberta	Chief Financial Officer since May 6, 2003	Chief Financial Officer of the Company since May 6, 2003. Prior thereto, Vice President, Finance and Chief Financial Officer of Southward Energy Ltd. from January 2002 to April 2003, Senior Vice President of Calpine Canada from June 2000 to September 2000, Vice President, Finance and Operations of Quintana Minerals Canada Corp. from May 1999 to June 2000 and Vice President, Finance and Operations of Ocean Energy Inc. from 1997 to 1999.	40,725 (0.19%)	(7)

Terry C. Schmidtke Calgary, Alberta	Chief Operating Officer since April 21, 2003	Chief Operating Officer of the Company since April 21, 2003. Prior thereto, Senior Vice President, Central Plains Region for EnCana Company from April 2002 to March 2003, and General Manager of various business units of PanCanadian Petroleum Limited since 1994.	62,750 (0.29%)	(8)

Darrell R. Peterson Calgary, Alberta	Corporate Secretary since April 3, 2003	Partner, Bennett Jones LLP since March 2003. Prior thereto, Associate of Bennett Jones LLP	3,575 (0.02%)	(9)

Notes:

(1)	Information as to Common Shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective officers and directors.

(2)	Does not include 1,062,840 Class A held by this individual.

(3)	These shares do not include 2,302,380 Class A Shares controlled by Ronald Mathison. Of these Common Shares, 1,430,934 are owned by Matco Capital. Matco Capital is controlled by Matco Investments Ltd. and Matco Investments Ltd. is controlled by Ronald Mathison. To the knowledge of the Company, the only entities with an interest of greater than 10% in Matco Capital are Matco Investments Ltd. and Mountain Moon Capital Inc. To the knowledge of the Company, the only shareholder holding, directly or indirectly, greater than 10% of the outstanding shares of Matco Investment Ltd. is Ronald Mathison and the only shareholders holding, directly or indirectly, greater than 10% of Mountain Moon Capital Inc. are members of Martin Lambert’s immediate family. In addition to his beneficial ownership of Common Shares resulting from his control of Matco Investments Ltd., Mr. Mathison beneficially owns 16,600 Common Shares as a result of shared power to dispose of such shares.

(4)	Does not include 38,610 Class A Shares held by this individual.

(5)	These shares do not include 2,125,683 Class A Shares controlled by Martin Lambert. The Common Shares are owned by Matco Capital. Matco Capital is controlled by Matco Investments Ltd. and Matco Investments Ltd. is controlled by Ronald Mathison. To the knowledge of the Company, the only entities with an interest of greater than 10% in Matco Capital are Matco Investments Ltd. and Mountain Moon Capital Inc. To the knowledge of the Company, the only shareholder holding, directly or indirectly, greater than 10% of the outstanding shares of Matco Investments Ltd. is Ronald Mathison and the only shareholders holding, directly or indirectly, greater than 10% of Mountain Moon Capital Inc. are members of Martin Lambert’s immediate family.

(6)	Does not include 6,435 Class A Shares held by this individual.

(7)	Does not include 19,305 Class A Shares and options to acquire 100,000 Common Shares held by this individual.

(8)	Does not include 64,350 Class A Shares and options to acquire 75,000 Common Shares held by this individual.

(9)	Does not include 6,435 Class A Shares held by this individual.

B.     Compensation.

     Compensation of Executive Officers

     The following table presents, for the most recently completed financial year of the Company, the remuneration of the executive officers in place (collectively, the “Named Executive Officers”). No other executive officer of the Company received a combined salary and bonus of more than $100,000 in the fiscal year ended December 31, 2002.

					Long-Term
		Annual Compensation			Compensation

					Common
					Shares Under
				Other Annual	Options	All Other
Name and Principal		Salary	Bonus	Compensation(1)	Granted	Compensation(2)
Position	Year	($)	($)	($)	(#)	($)

David J. Cox, President and Chief Executive Officer (3)	2002	118,792	nil	63,412	nil	374,250
Bill Hogg, President and Chief Executive Officer (4)	2002	99,110	2,000	27,109	nil	300,000
Jim Silye, President and Chief Executive Officer (5)	2002	85,250	nil	nil	75,000	nil
R. Murray Ratcliffe, Vice President, Research & Development and Manufacturing(6)	2002	70,808	nil	30,938	nil	187,500

Notes:

(1)	Amounts paid by the Company on behalf of the executive officer into a fund maintained by the Company, which were used to fund a Health and Welfare Benefits Plan for the employees of the Company. Under this plan the Company paid for certain health related expenses incurred by employees and their dependants. Any annual amounts paid into the plan on behalf of an employee that were not utilized by the employee during such year for health related expenses could, at the direction of the employee, be transferred into a registered retirement savings plan of the employee. This plan is no longer in effect.

(2)	Severance payments.

(3)	Commenced employment with the Company October 13, 1997, and terminated employment on March 31, 2002.

(4)	Commenced permanent employment with the Company on March 26, 2001 and prior thereto had been Acting Vice President and Chief Financial Officer on contract. Appointed President and Chief Executive Officer March 19, 2002. Terminated employment with the Company effective May 7, 2002.

(5)	Appointed President and Chief Executive Officer on May 7, 2002. Terminated employment as Chief Executive Officer effective January 6, 2003, and terminated employment as President April 3, 2003.

(6)	Commenced employment with the Company on February 27, 1997, and terminated employment on March 13, 2002.

     The following table details information with respect to the grant of options by the Company to the Named Executive Officers during the fiscal year of the Company ended December 31, 2002.

Market Value of
	Common	% of Total		Common Shares
	Shares Under	Options Granted	Exercise or Base	Underlying Options
	Options	to Employees in	Price	on the Date of Grant	Expiration
Name	Granted	Financial Year	($/Common Share)	($/Common Share)	Date

David J. Cox	—	—	—	—	—
Bill Hogg	—	—	—	—	—
Jim Silye	25,000	9.1%	0.69	0.69	Nov. 8, 2005
	50,000	18.2%	0.70	0.70	Nov. 15, 2005
R. Murray Ratcliffe	—	—	—	—	—

     The following table details information with respect to all options of the Company exercised by Named Executive Officers during the last fiscal year of the Company and all options held by Named Executive Officers and outstanding on December 31, 2002.

Value of Unexercised in the
	Common Shares		Unexercised Options at	Money Options at Financial
	Acquired on	Aggregate Value	Financial Year-End	Year End
	Exercise	Realized	Exercisable/unexercisable	Exercisable/unexercisable
Name	(#)	($)	($)	($)

David J. Cox	—	—	—	—
Bill Hogg	—	—	—	—
Jim Silye	—	—	75,000/-	nil/-
R. Murray Ratcliffe	—	—	—	—

     Employment Agreements

     Pursuant to an employment agreement dated as of April 3, 2003, Mr. Tuer is entitled to an annual base salary of $175,000 per year and to a discretionary bonus of up to a maximum of 200% of his base salary as determined by the board of directors of the Company in light of the Company’s overall operational and financial performance. In the event Mr. Tuer is terminated other than for cause, he is entitled to a payment equal to his annual base salary at the date of termination multiplied by 1.5 and his average bonus entitlement for the two preceding years multiplied by 1.5. Mr. Tuer’s salary is effective from January 6, 2003, the date he became the Chief Executive Officer of the Company.

     Compensation of Directors

     During the fiscal year ended December 31, 2002, an aggregate of $138,350 in directors’ fees was paid to the directors. The following table sets out the amounts paid to each individual director. Messrs. Casey and Crooke resigned from the board on March 19, 2002 and Messrs. Quinn, Tonken, Silye and Tycholis withdrew their names from consideration for re-election as directors upon the approval of the Financing.

Director	Fees Paid	Options Granted

Richard Casey	$15,900	nil
Stan Crooke	$7,950	nil
Gerry Quinn	$60,250	50,000

Director	Fees Paid	Options Granted

Bruce Kenway(1)	$24,250	50,000
David Tonken	$5,000	25,000
Jim Silye	nil	75,000	(2)
Tim Tycholis	$25,000	75,000

TOTAL	$138,350	275,000(3)

Notes:

(1)	During the fiscal year of the Company ended December 31, 2002, the Company paid Kenway Mack Slusarchuk Stewart LLP an aggregate of $15,000 for services rendered by Mr. Kenway, a director of the Company and a partner of Kenway Mack Slusarchuk Stewart LLP.

(2)	25,000 of these options were granted to Mr. Silye in his capacity as President and Chief Executive Officer, with the remainder granted to Mr. Silye in his capacity as a director.

(3)	The 275,000 options listed above, being all of the options outstanding at exercise prices below $9.44 per share, were exercised on or prior to April 3, 2003, as required by the Financing Agreement.

     Directors of the Company are eligible to receive stock options. During 2002, the directors were granted a combined total of 275,000 options to purchase Common Shares with a weighted average exercise price of $0.70. Directors of the Company are also reimbursed for their reasonable out-of-pocket disbursements incurred for the business of the Company.

C.     Board practices.

     Directors are elected annually to the Board at the annual meeting of the shareholders of the Company. No Director has a service contract with the Company.

     Duties and Obligations of the Board of Directors

     The general duty of the Board of Directors of the Company is to oversee the management of the business and affairs of the Company. In particular, the Board of Directors is responsible for the following matters:

     (a)  adopting a strategic planning process for the Company which establishes the Company’s long-term goals and strategies, and monitoring the success of the Company’s management in achieving those goals and implementing the strategy;

     (b)  identifying the principal risks with respect to all aspects of the Company’s business, ensuring that there are systems in place to effectively monitor and manage such risks with a view to the long-term viability of the Company, and achieving a proper balance between the risks incurred and the potential return to the Company’s members;

     (c)  engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management’s performance can be measured), establishing and maintaining programs to train and develop management, providing for the orderly succession of management, and assessing the performance and contribution of the Chief Executive Officer of the Company against mutually established objectives;

     (d)  ensuring that the Company has a policy in place to enable it to communicate effectively with its shareholders, other stakeholders and the general public, effectively interpreting the operations of the Company to shareholders, accommodating feedback from shareholders, and ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles.

     Composition of the Board of Directors

     The Board of Directors is currently composed of six persons: David Tuer, Ronald Mathison, Stan Grad, Bruce Kenway, Martin Lambert and Keith Smith. All of the directors other than Mr. Tuer and Mr. Mathison are considered by the Board to be unrelated directors. The Toronto Stock Exchange Guidelines describe an “unrelated director” as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. In determining whether a director is an unrelated director, the Board considers, for example, whether the director has a relationship that could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management. On this basis, Mr. Tuer, by reason of his office as Chief Executive Officer, and Mr. Mathison, by reason of his office as Chairman, are considered related directors.

     The separation of the position of Chairman from the position of President and Chief Executive Officer further ensures that the Board maintains its independence from management.

     Committees of the Board of Directors

     There are currently three committees of the Board of Directors. The Audit Committee and the Reserves Committee are comprised of three directors, two of whom are unrelated directors. The Corporate Governance Committee is comprised of two directors, one of whom is an unrelated director. The mandate and activities of each committee are as follows:

     Audit Committee: The Audit Committee currently consists of Ronald Mathison, Bruce Kenway and Martin Lambert. The responsibilities of the Audit Committee include:

     (a)  assisting the directors with meeting their responsibilities with respect to financial reporting;

     (b)  reviewing and reporting to the Board of Directors on all audited financial statements prepared by the Company and enhancing the credibility and objectivity of all financial reports;

     (c)  reviewing with management and with the external auditor any proposed changes in major accounting policies, in the presentation and impact of significant risks and uncertainties, and in key estimates and judgments of management that may be material to financial reporting;

     (d)  questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

     (e)  reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

     (f)  reviewing the post-audit or management letters containing the recommendations of the external auditor and management’s response, and following up any identified weaknesses.

     Corporate Governance Committee: The Corporate Governance Committee currently consists of Ronald Mathison and Martin Lambert. The Corporate Governance Committee assists the Board of Directors in discharging its corporate governance obligations. The responsibilities of the Corporate Governance Committee include considering the appropriate size and composition of the Board of Directors and its committees, establishing director selection criteria, reviewing credentials of nominee directors, making recommendations relative to the composition of the committees, reviewing the effectiveness of the Board of Directors’ operations and its relations with management, and assessing the performance of the directors including, the Chairman of the Board of Directors.

     Reserves Committee: The Reserves Committee currently consists of Ronald Mathison, Stan Grad and Keith Smith. The responsibilities of the Reserves Committee are to assist the Board of Directors in respect of annual independent evaluations of the Company’s petroleum and natural gas reserves. In that regard, the Reserves Committee has the authority and responsibility for reviewing and reporting to the Board of Directors in respect of the appointment of independent consultants to assist the Company in the annual evaluation of reserves and the scope of the annual evaluation of the reserves by the independent consultants. In addition, the Reserves Committee is responsible for meeting annually with the Company’s senior reserve personnel and the independent consultants of the Company to review and consider the evaluation of the Company’s petroleum and natural gas reserves and to address matters of concern related thereto.

     Decisions Requiring the Prior Approval of the Board of Directors

     Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

D.     Employees.

     As at December 31, 2002, the Company did not have any full-time employees and as of June 24, 2003, the Company had 11 full-time employees.

E.     Share ownership.

     Information as to share and option information for directors, officers and key employees is discussed above in “Item 6. A. Directors and Senior Management” and in “Item 6. B. Compensation”.

     Stock Option Plan

     Hawker has an incentive option plan (the “Stock Option Plan”), the purpose of which is to develop the interests of the directors, officers, employees and other persons who provide on-going services to the Company in the growth and development of the Company by providing such individuals with the opportunity to acquire an increased proprietary interest in the Company and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with the Company. The total number of shares issuable pursuant to the Stock Option Plan is 1,181,513 Common Shares, representing approximately 5.4% of the outstanding Common Shares as at June 24, 2003. The Company intends to maintain the number of Common Shares issuable pursuant to outstanding stock options at well under 10% of the number of outstanding Common Shares.

     Under the Stock Option Plan, options may be issued to directors, officers, employees of, and other service providers to, the Company in such numbers and with vesting provisions as the Board may determine. The exercise price of options shall be the closing price of the Common Shares on the TSX on the first date preceding the date of grant on which the Common Shares traded on the TSX, and the maximum term for options under the Stock Option Plan is ten years.

     The Stock Option Plan provides that if an optionee ceases to be a director, officer, or employee of, or service provider to, the Company or any of its subsidiaries for any reason (other than death), the optionee may exercise all of the vested options then held by the optionee, but only within 90 days after such cessation and prior to the normal expiry time. In the case of death of an optionee, all options of such optionee are deemed to have vested on the day immediately prior to the date of such optionee’s death, and the optionee’s legal personal representative shall have the right to exercise all or part of such options until the earlier of the date that is one year thereafter or the normal expiry time.

     There were no options outstanding other than 43,065 options issued under the Stock Option Plan before Hawker’s conversion into an oil and gas enterprise. These options have exercise prices that significantly exceed Hawker’s current trading price. The weighted average exercise price of these outstanding options is $45.39, and the weighted average remaining contractual life as at December 31, 2002 was 3.68 years. An aggregate of 390,000 options were issued under the Stock Option Plan to officers and employees of the Company on May 30, 2003. These options have an exercise price of $3.45 and expire on May 30, 2013.

Item 7.  Major Shareholders and Related Party Transactions

A.     Major shareholders.

The following table sets forth information as of June 24, 2003, with respect to each person known to the Company to own more than 5% of the Common Shares or more than 5% of the Class A Shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 24, 2003, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The Class A Shares do not have voting rights and are not convertible into Common Shares. None of the shareholders listed in the table below have voting rights that are different from other holders of Common Shares. The amounts and percentages are based upon 21,897,200 Common Shares and 3,874,437 Class A Shares issued and outstanding as of June 24, 2003.

	Designation of	Type of
Shareholder	Class	Ownership	Number of Shares	% of Class

Matco Capital(1)	Common Shares	Note (2)	1,430,934	6.53%
	Class A Shares	Note (2)	2,125,680	54.86%

David Tuer	Common Shares	Note (2)	715,466	3.26%
	Class A Shares	Note (2)	1,062,840	27.43%

Ronald Mathison(1)	Common Shares	Note (3)	1,447,534	6.61%
	Class A Shares	Note (3)	2,125,680	54.86%

Notes:

(1)	Matco Capital is controlled by Matco Investments Ltd. and Matco Investments Ltd. is controlled by Ronald Mathison. To the knowledge of the Company, the only entities with an interest of greater than 10% in Matco Capital are Matco Investments Ltd. and Mountain Moon Capital Inc. To the knowledge of the Company, the only shareholder holding, directly or indirectly, greater than 10% of the outstanding shares of Matco Investments Ltd. is Ronald Mathison and the only shareholders holding, directly or indirectly, greater than 10% of Mountain Moon Capital Inc. are members of Martin Lambert’s immediate family.

(2)	Legal and beneficial ownership.

(3)	In addition to his beneficial ownership of Common Shares resulting from his control of Matco Investments Ltd., Mr. Mathison beneficially owns 16,600 Common Shares as a result of shared power to dispose of such shares.

     Of the Common Shares issued and outstanding as of June 24, 2003, 21,635,886 were registered to Canadian residents (64 shareholders), 261,027 were registered to residents of the United States (16 shareholders), and 287 were registered to residents of foreign countries (2 shareholders).

     To the best of the Company’s knowledge, the Company is not directly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

B.     Related party transactions.

     There are no other related party transactions other than those described below.

     During the year ended December 31, 2002, the Company paid $214,000 to Scout Capital Company (“Scout”), a principal shareholder of the Company at the time of the payment, as reimbursement of Scout’s costs with respect to the Company’s annual general meeting, together with $34,000 to reimburse Scout for expenses incurred on behalf of the Company. Scout also received $50,000 pursuant to an agreement that expired on May 31, 2003 under which Scout was to provide the Company with certain administrative and executive services.

     On April 3, 2003, the Company completed a private placement of 75,000 Common Shares for aggregate proceeds of $45,363.64 to Geoffrey Smith, the President and Chief Executive Officer of Scout.

     On May 12, 2003 and June 25, 2003, the Company advanced $782,000 and $1,000,000, respectively, to Southward to fund ongoing working capital requirements.

     There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the operations of the Company. In particular, certain of the directors and officers of the Company are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company. Conflicts, if any, will be subject to the procedures and remedies available under the Business Corporations Act (Alberta). The Business Corporations Act (Alberta) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the Business Corporations Act (Alberta).

C.     Interests of experts and counsel.

     Not applicable.

Item 8.  Financial Information

A.     Consolidated statements and other financial information.

     Please see “Item 17. Financial Statements” for a list of the financial statements filed as part of this annual report.

     Legal Proceedings

     In early 2002, three actions were filed against the Company and its officers in New York, New York seeking damages as a result of alleged misrepresentations regarding certain pharmaceutical trials between April 4, 2001 and December 10, 2001. The Company denies these allegations. The three actions and all other claims arising from the purchase of securities of the Company within this time period were consolidated into a single class action on June 26, 2002.

     Unspecified damages were sought in the class action. The Company paid U.S.$125,000, being the deductible required pursuant to its insurance contract.

     On February 4, 2003, an agreement in principle was executed by counsel for the Company and its officers, and counsel for the members of the class (the “Settlement Agreement”). The Settlement Agreement provides, among other terms, that the Company will pay a specified amount in full satisfaction of all claims of class members. The settlement payment and related expenses are expected to be wholly funded by insurance and the insurer has approved the Settlement Agreement. The Settlement Agreement is subject to Court approval and class members have the right to opt out of its terms. However, management of the Company has been advised that Court approval is likely and that typically very few members opt out.

     Settlement documentation is now finalized and counsel to the Company is preparing a motion to the Court for an order certifying the class for purposes of the settlement and for preliminary Court approval of the proposed settlement, including the form of notice to class members. It is proposed that counsel for the class members will notify potential class members by mail and newspaper advertisement. Following the completion of the notification process, another application will be made for Court approval of the settlement and dismissal of the class action. The Company expects that this process will be completed by December 31, 2003.

     Dividend Policy

     The Company has neither declared nor paid dividends on any of its outstanding common shares, and does not intend to do so in the foreseeable future. The Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company’s earnings, capital requirements and financial position, as well as any other factors deemed relevant by the Board of Directors.

B.     Significant changes.

     There have been no significant changes following the close of the last financial year up to the date of this annual report that are known to us that require disclosure in this annual report and for which disclosure was not made in this annual report.

Item 9.  The Offer and Listing

A.     Offer and listing details.

     The issued and outstanding Common Shares of the Company (21,897,200 shares as of June 24, 2003) are listed and posted for trading on The Toronto Stock Exchange under the trading symbol “HKR.” The Common Shares are registered shares.

     The following is a summary of the trading history (in Canadian dollars) of the Common Shares of the Company on the TSX for:

•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the high and low monthly market prices for the most recent six months.

Year	High	Low

Fiscal year ended December 31, 1998	$12.00	$2.60
Fiscal year ended December 31, 1999	$4.20	$1.75
Fiscal year ended December 31, 2000	$15.00	$1.15
Fiscal year ended December 31, 2001	$2.56	$0.47
Fiscal year ended December 31, 2002(1)	$2.00	$0.26
Quarter
Fiscal year ended December 31, 2001
First Quarter	$2.56	$1.16
Second Quarter	$1.95	$1.13
Third Quarter	$1.76	$0.60
Fourth Quarter	$1.34	$0.47
Fiscal year ending December 31, 2002
First Quarter	$0.59	$0.26
Second Quarter(1)	$2.00	$0.35
Third Quarter	$1.35	$0.67
Fourth Quarter	$0.87	$0.56

Most Recent Six Months	High	Low

January 2003	$3.58	$0.70
February 2003	$3.39	$2.63
March 2003	$3.15	$2.25
April 2003	$3.40	$2.55
May 2003	$3.90	$3.20
June 2003(2)	$4.50	$3.25

Notes:

(1)	On May 8, 2002, each former holder of Common Shares received one new Common Share for each eight cancelled shares they previously held.

(2)	June 1, 2003 through June 24, 2003.

B.     Plan of distribution.

     Not applicable.

C.     Markets.

     The Common Shares are listed for trading on The Toronto Stock Exchange. The Common Shares are not listed for trading on an exchange or in other markets other than The Toronto Stock Exchange.

D   Selling shareholders.

     Not applicable.

E.     Dilution.

     Not applicable.

F.     Expenses of the issue.

     Not applicable.

Item 10.  Additional Information

A.     Share capital.

     Not applicable.

B.     Memorandum and Articles of Association

     The Company was incorporated as 599386 Alberta Ltd. on February 14, 1994 under Certificate of Incorporation No. 20599386. On March 31, 1994, the Company amended and altered its Articles of Incorporation to change its name to SYNSORB Biotech Inc. Effective May 8, 2002: (i) each former holder of common shares received one new common share for each eight cancelled common shares they previously held; (ii) the stated capital of the Company was reduced in respect of the common shares of the Company by $59,896,000; and (iii) 4,000,235 common shares of Oncolytics Biotech Inc. held by the Company were distributed to its shareholders. On April 3, 2003, the Company amended its Articles of Incorporation such that the name of the Company was changed to Hawker Resources Inc. and a new class of non-voting equity shares was created.

     The Company’s Articles of Incorporation, as amended and restated, are subject to all the provisions of the Business Corporations Act (Alberta) (the “ABCA”). The ABCA provides that a company incorporated under that Act has all the powers and capacities of a natural person. The ABCA further stipulates that a company must not carry on a business that its articles prohibit. Thus, the Company has the power and capacity of a natural person.

     The following brief description of provisions of the ABCA, the Company’s amended and restated Articles of Incorporation and its by-laws does not purport to be complete and is subject in all respects to the provisions of the ABCA, the Company’s restated Articles of Incorporation and its by-laws.

     Directors’ Conflicts of Interest

     Section 120 of the ABCA requires every director of the Company who is, in any way, directly or indirectly, interested in a proposed material contract or transaction of the Company, to disclose the nature and extent of the director’s interest in writing or by requesting to have it entered in the minutes of the meeting of directors or of meetings of committees of directors.

     The ABCA further provides that a director or officer of the Company who is required to disclose an interest may not vote on any resolution to approve the contract or transaction unless the contract or transaction, (i) is an arrangement by way of security for money lent to or obligations undertaken by the director, or a body corporate in which the director has an interest, for the benefit of the Company or an affiliate, (ii) relates primarily to the director’s or officer’s remuneration as a director, officer, employee or agent of the Company or an affiliate, (iii) is for indemnity or insurance for the director against liability incurred by the director or officer acting in his or her capacity as director or officer of the Company, or (iv) is with an affiliate.

     Quorum

     Pursuant to the Company’s by-laws, the quorum for the transaction of business at any meeting of its board of directors must consist of a majority of the directors holding office or such greater number of directors as the Company’s board determines. However, directors must not transact business at a meeting of the directors unless at least half of the directors present are Canadian residents. Notwithstanding the foregoing, directors may transact business at a meeting of the directors when less than half of the directors present are Canadian residents if:

(a)	a Canadian resident director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b)	the number of Canadian resident directors present at the meeting, together with any Canadian resident director who gives his approval under clause (a), totals at least half of the directors present at the meeting.

     Borrowing Powers

     Section 2.01 of the Company’s bylaws provides that the banking business of the Company including, without limitation, the borrowing of money and the granting of security therefor shall be transacted with such bodies corporate or organizations as may from time to time be designated or authorized by the board of directors.

     Pursuant to the Company’s Articles, its directors may without the authorization of its shareholders, borrow money on the credit of the Company, issue, re-issue, sell or pledge debt obligations of the Company, give a guarantee on behalf of the Company, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the property of the Corporation, owned or subsequently acquired, to secure any obligation of the Company. The Company’s directors may also, by resolution, delegate the borrowing powers referred to above to one of its directors, a committee of directors or one of its officers.

     Directors

     The number of directors shall be not less than one and not more than eleven. The number of directors may be determined from time to time by an ordinary resolution of the shareholders passed at a duly convened general meeting. A director is not required to own any shares of the Company to be qualified to serve as a director. A director is required to be at least 18 years of age but is not required to retire under any age-limit requirement.

     Upon each annual meeting, all the directors are deemed to retire. The number of directors to be elected at any such meeting will be the number of directors then in office unless the directors or shareholders otherwise determine.

     If the shareholders remove any director before the expiration of his or her period of office and appoint another person in his or her place, that person so appointed shall hold office only during the remainder of the time that the director in whose place he or she is appointed would have held the office if he or she had not been removed. If the shareholders do not appoint another director to replace the removed director the vacancy may be filled by the directors.

     The directors, or any committee of directors, may take any action required or permitted to be taken by them and may exercise any of the authorities, powers and discretions for the time being vested in or exercisable by them by way of a resolution either passed at a meeting at which a quorum is present or consented to in writing under the applicable section of the ABCA.

     The directors may appoint a president, one or more vice-presidents, a secretary, a treasurer and other officers as determined by the board, including assistants to the officers so appointed. The directors may specify the duties of and delegate powers to manage the business and affairs of the Company to these officers. The Company may also appoint a chairman of the board, who must also be a director, and assign the powers and duties assigned to the managing director or president, under the by-laws, or other powers and duties.

     Rights Attached to Shares

     The following is a description of the rights, preferences, and restrictions attached to each class of the Company’s shares:

     Common Shares

     The holders of Common Shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Company, to receive such dividends as the board of directors declares and to share equally in the assets of the Company remaining upon the liquidation of the Company after the creditors of the Company have been satisfied, subject to the prior rights of the preferred shares.

     Class A Shares

     The Class A Shares have all of the rights and privileges associated with Common Shares, excluding the right to vote.

     Preferred Shares

     The preferred shares are issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors of the Company prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary of involuntary, the preferred shares are entitled to preferences over the Common Shares and the Class A Shares and any other shares ranking junior to the preferred shares and may also be given such other preferences over the Common Shares and the Class A Shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of each series.

     Alteration of the Rights of Shareholders

     No rights, privileges or restrictions attached to the shares of the Company may be altered except with the approval by special resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

     There are no limitations in the Company’s charter on the rights of non-resident or foreign owners to hold Common Shares of the Company.

     Shareholders’ Meetings

     The ABCA requires the directors of the Company to call an annual meeting of shareholders not later than fifteen months after the last annual meeting. Every meeting, other than an annual meeting, shall be called a special meeting. The directors may, whenever they think fit, convene a special meeting.

     A notice of the time and place of a meeting of shareholders must be sent not less than 21 days and not more than 50 days before the meeting. Notice of a meeting must specify the time and place of a meeting, and, in case of special business, the general nature of that business and the text of any resolution. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by any of the shareholders entitled to receive notice does not invalidate any proceedings at that meeting.

     The Company’s directors may fix a date that is not less than 21 days and not more than 50 days before the meeting as the record date for the determination of the shareholders entitled to notice of the meeting. If a record date is not fixed, the record date must be the close of business on the date immediately preceding the date on which notice is given, or if notice is not given, the date on which the meeting is held.

     All business that is transacted at a meeting of shareholders, with the exception of consideration of the financial statement and the auditor’s report thereon, fixing the number of directors, the election of directors and the appointment of the auditors, is deemed to be special business.

     The Company’s Articles stipulate that business shall be conducted at any general meeting if there is quorum present at the opening of the meeting not withstanding that there ceases to be a quorum present throughout the meeting. A quorum is two shareholders entitled to vote or proxyholders thereof representing not less than 5% of the outstanding shares of the Company entitled to vote at the meeting.

     The Articles stipulate that the Chairman of the Board, or in his absence, the President of the Company, or in his absence a Vice-President of the Company who is a shareholder, shall preside as chairman of every general meeting.

     Unless the directors otherwise determine, the instrument appointing a proxyholder shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time for holding the meeting at which the proxyholder proposes to vote.

     Notice of every general meeting should be sent to:

a)	each director;

b)	the auditor of the Company; and

c)	every shareholder entered in the securities registrar as the holder of a share or shares carrying the right to vote at such meetings on the record date or, if no record date was established by the directors, on the date of mailing such notice.

     No other person is entitled to receive notice of meetings of shareholders.

     Change of Control

     Except for the restrictions set out above that attach to the Company’s shares, there are no provisions in the Company’s Articles or other constituent documents that would delay, defer or prevent a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

     Shareholder Ownership Disclosure

     The Company’s by-laws do not contain provisions that govern an ownership threshold above which its shareholder ownership must be disclosed. However, the Company is governed by the Securities Act (Alberta) and under that Act, a person or company that becomes an “insider” (as that term is defined in such Act), must file a report with the applicable securities commission disclosing any direct or indirect beneficial ownership or control or direction over the Company’s securities. An “insider” includes all of the Company’s directors and senior officers, every director or senior office of a company that is itself an insider of the Company, all its subsidiaries, any person or corporation that, beneficially owns, directly or indirectly, voting securities of the Company, exercises control or direction over its voting securities, or beneficially owns, directly or indirectly, certain voting securities of the Company and exercises control or direction over certain voting securities of the Company that carry more than 10%

of the voting rights attached to all of its voting securities, excluding voting securities held by a person or company as underwriter in the course of a distribution.

     Capital Changes

     The Company’s Articles and other constituent documents do not contain provisions that govern changes in its capital that are more stringent than those required by Canadian securities laws.

C.     Material contracts.

     Other than in relation to the Purchase Option and contracts entered into in the ordinary course of business, the Company has not entered into any other material contracts in the two years preceding this annual report that continue to exist.

D.     Exchange controls.

     Except for the Investment Canada Act (Canada) and Canadian withholding taxes described below, there are no limitations on the right of non-residents of Canada or foreign owners to hold or vote the Common Shares or any of its other securities imposed by Canadian or provincial laws or any of its constating documents and there are no Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital or affect the remittance of dividends, interest or other payments to holders of any of the Company’s securities who are not residents of Canada.

E.     Taxation.

     The following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect of the holding or disposing of Common Shares is provided by the Company. This summary does not address all possible tax consequences relating to an investment in the Common Shares of the Company. There may be provincial, territorial, state and local taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary. The tax consequences to any particular holder, including a U.S. Holder of Common Shares (defined below) will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is resident and generally, according to the holder’s particular circumstances.

     United States Federal Income Tax Consequences

     The following is a general discussion of certain material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of Common Shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address all of the tax consequences that may be relevant to a particular holder in light of the holder’s circumstances, or to persons subject to special provisions of federal income tax law, such as those described below. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Canadian Federal Income Tax Consequences” below).

     The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

     U.S. Holders

     As used herein, a “U.S. Holder” means a holder of Common Shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or entity treated as a corporation for United States federal income tax purposes that is created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold Common Shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, partnerships or other pass-through entities, and shareholders who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own Common Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Common Shares.

     Distribution on Common Shares of the Company

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

     Under recently enacted legislation, subject to certain restrictions and limitations (including, for example limitations based on holding period), U.S. Holders that are individuals, estates or trusts may be eligible for the maximum 15% long-term capital gains tax rate on dividends received from “qualified foreign corporations.” The term qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory and which includes an exchange of information provision. The legislative history underlying the provision indicates that until the U.S. Treasury Department issues guidance regarding the determination of treaties as satisfactory for this purpose, a foreign corporation will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information provision (other than the U.S.-Barbados Treaty). The U.S. – Canada Income Tax Treaty contains such an exchange of information provision. The legislative history provides further that a company will be treated as eligible for the benefits of a comprehensive income tax treaty under the foregoing rule if it would qualify for the benefits of the treaty with respect to substantially all of its income in the taxable year in which the dividend is paid. However, if the company constitutes a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company,” each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, the company generally will not be treated as a “qualified foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rate applicable to long-term capital gains). As described below, the Company believes that it has qualified, and in the future may qualify, as a passive foreign investment company. Accordingly, dividends, if any, paid in a taxable year in which the Company is a passive foreign investment company or in the next taxable year would not qualify for the preferential capital gains tax rate even if the Company is eligible for the benefits of the U.S. – Canada Income Tax Treaty. At the present time, no regulations or other guidance has been issued that would further clarify the application of these rules.

     In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

     Dividends paid on the Common Shares of the Company generally will not be eligible for the dividends received deduction allowed to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation and that owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

     Foreign Tax Credit

     A U.S. Holder that pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to a “deemed paid” foreign tax credit with respect to the payment of dividends by the Company under certain circumstances. There are significant and complex rules and limitations that apply to the foreign tax credit (including the deemed paid foreign tax credit) that are beyond the scope of this discussion. Because the availability of the foreign tax credit and the application of the limitations on the credit are fact specific, U.S. Holders of Common Shares of the Company should consult their own tax advisors regarding their particular circumstances.

     Disposition of Common Shares of the Company

     Subject to the discussion under “Passive Foreign Investment Company,” set forth below, a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of Common Shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares of the Company. This gain or loss will be long-term capital gain or loss if the Common Shares of the Company are held for more than one year. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. Certain significant limitations exist on the deductibility of capital losses by both corporations and individuals.

     Information Reporting and Backup Withholding

     Certain information reporting rules may apply with respect to distributions made by the Company or to the proceeds of the sale or other disposition of Common Shares of the Company, and backup withholding (currently at the rate of 28%) may apply unless the U.S. Holder provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

     Other Considerations

     In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common Shares.

     Foreign Personal Holding Company

     If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly (pursuant to constructive ownership rules), by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company’s gross income for such year consists of certain types of passive income (e.g. dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold Common Shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

     Foreign Investment Company

     If 50% or more of the total combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly (pursuant to constructive ownership rules), by citizens or residents of the United States, U.S. partnerships or corporations or U.S. estates or trusts (as defined for United States federal income tax purposes), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company,” causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently constitutes a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

     Controlled Foreign Corporation

     If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owns, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (a “United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”). The classification of the Company as a CFC would effect many complex results, including that United States Shareholders would generally (i) be treated as receiving a current distribution of the Company’s “Subpart F income” and (ii) also would be subject to current United States federal income tax on their pro rata shares of the Company’s earnings invested in “United States property.” If the Company is classified as both a “passive foreign investment company,” as described below, and a CFC, the Company generally will not be treated as a passive foreign investment company with respect to United States Shareholders. The Company does not believe that it currently constitutes as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

     Passive Foreign Investment Company

     Special United States federal income tax rules apply to U.S. Holders of shares in a “passive foreign investment company” (“PFIC”). A PFIC is any non-U.S. corporation if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a CFC or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock of a second corporation, then for purposes of the tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation. The Company believes that it qualified as a PFIC for the fiscal year ended December 2000, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”). U.S. Holders of Common Shares of the Company are urged to consult their tax advisors with respect to how the PFIC rules affect their tax situation.

     A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation is a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of such U.S. Holder. The following is a discussion of the two alternative tax regimes.

     A U.S. Holder that elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be currently taxable, in each taxable year in which the Company qualifies as a PFIC, on his pro rata share of the Company’s ordinary earnings and net capital gain (which will be taxed to the Electing U.S. Holder at ordinary income and capital gains rates, respectively) for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

     The QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company Common Shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

     The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents and in order to avoid taxation under both the QEF regime and the excess distribution regime of Section 1291, discussed below, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the Common Shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

     A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

     If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and the Company is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

          A Non-Electing U.S. Holder generally would be required to prorate all gains realized on the disposition of his Company Common Shares and all excess distributions on his Company Common Shares over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

          If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company Common Shares, then the Company will continue to be treated as a PFIC with respect to such Company Common Shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

          U.S. Holders that hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company Common Shares. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Common Shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the Common Shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company Common Shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

          Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company Common Shares in the hands of the transferee and the basis of any property received in the exchange for those Common Shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the Common Shares are transferred. U.S. Holders of the Company are urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

          Certain special, generally adverse, rules will apply with respect to Company Common Shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

          Canadian Federal Income Tax Considerations

          The following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder (a “Holder”) of one or more Common Shares who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) at all relevant times, is a non-resident of Canada, holds the Common Shares as capital property (other than capital property used in or held in connection with a business being carried on in Canada) and deals at arm’s length with the Company. This summary does not address the special tax consequences which may apply to a holder of Common Shares who is an insurer carrying on an insurance business in Canada and elsewhere for the purposes of the Tax Act.

          This summary is based on the current provisions of the Tax Act and the regulations thereunder and the provisions of the Canada-U.S. Income Tax Convention, 1980 (the “Treaty”), an understanding of the current administrative practices of the Canada Customs and Revenue Agency, and all specific proposals to amend the Tax Act and the regulations thereunder announced by the Canadian Minister of Finance prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada.

          This summary is of a general nature only, and does not constitute legal or tax advice to any particular holder of Common Shares and no representation is made with respect to the tax consequences to any particular holder. Consequently, holders of Common Share should consult with their own tax advisors with respect to their particular circumstances.

          Dividends

          A Holder will be subject to Canadian withholding tax at the rate of 25%, or such lower rate as may be available under an applicable tax treaty, on the gross amount of any dividends paid or credited (or deemed to be paid or credited) on the Common Shares. By virtue of the Treaty, the rate of any such Canadian withholding tax on dividends paid or credited (or deemed to be paid or credited) to a resident of the United States which is the beneficial holder thereof will generally be reduced to 15%, subject to a further reduction to 5% in the case of a U.S. corporate shareholder which owns 10% or more of the outstanding Common Shares of the Corporation.

          Disposition of Common Shares

          A Holder who disposes of Common Shares, including by deemed disposition on death or otherwise, will not be subject to Canadian tax under the Tax Act on any resulting capital gain unless the Common Shares constitute “taxable Canadian property” to the Holder. In general, Common Shares will only constitute taxable Canadian property to a Holder if the Common Shares are not listed on a prescribed stock exchange (which includes The Toronto Stock Exchange) or, at any time within the five-year period immediately preceding the disposition, the Holder, persons with whom the Holder did not deal at arm’s length, or the Holder together with such persons owned or had an interest in or the right to acquire more than 25% of the shares of any class or series of the capital stock of the Company.

          A Holder who is a resident of the United States for the purposes of the Treaty and realizes a capital gain on a disposition or deemed disposition of Common Shares that constitute taxable Canadian property to the Holder will only be subject to Canadian tax if the Common Shares derive their value principally from real property situated in Canada. For this purpose, the definition of real property generally includes rights to explore for natural resources and rights to amounts computed by reference to the amount or value of production from such natural resources. The Company is of the view that the value of its shares is currently derived principally from real property situated in

Canada however, the determination as to whether Canadian tax would be applicable must be made at the time of the disposition or deemed disposition.

F.	Dividends and paying agents.

Not applicable.

G.	Statement by experts.

Not applicable.

H.	Documents on display.

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

          We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

          We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company’s principal executive offices at 3200, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Item 11.          Quantitative and Qualitative Disclosures About Market Risk

          The Company is exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations.

          The information below about the foreign exchange and interest rate sensitivity constitutes a “forward looking statement.” The Company’s foreign exchange rate and interest exposure is due to the changing exchange rate between the Canadian and United States dollar and fluctuations in interest rates in Canada.

          Exposure to exchange rate fluctuations are due to the translation of a portion of the Company’s cash balances, revenues and payables and direct costs.

          As at December 31, 2002, the Company estimates that a $0.01 decrease in the value of the Canadian dollar relative to the United States dollar would have an annualized impact of reducing earnings from operations before taxes by $20,000.

          The Company is exposed to interest rate risk relating to any debt pursuant to a revolving credit facility. The Company does not currently draw on this facility but does expect to draw on this facility to fund the exercise of the Purchase Option. The Company is also exposed to interest rate risk relating to cash balances. The Company’s policy is to deposit surplus cash in treasury accounts at a major Canadian chartered bank. These accounts earn interest at bank or money market rates in effect at such time.

Item 12.          Description of Securities Other than Equity Securities

          Not applicable.

PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

          Not applicable.

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

Item 15.          Controls and Procedures

          Within 90 days prior to the date of this annual report, the Company carried out an evaluation under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

          There were no significant changes in the Company’s internal controls or in other factors which could significantly affect the Company’s internal controls subsequent to the date the Company carried out its evaluation.

          Southward was acquired by the Company on April 30, 2003. Due to the significance of this acquisition, the financial statements of Southward as of and for the years ended December 31, 2000, 2001 and 2002 are included in this annual report. The financial statements of Southward for these periods were audited in accordance with Canadian generally accepted auditing standards; however, such financial statements were not audited in accordance with United States generally accepted auditing standards because Southward has never been a registrant under the Securities Exchange Act of 1934.

Item 16A.        Audit Committee Financial Expert

          Not applicable until the annual report for the first fiscal year ending after July 15, 2003.

Item 16B.        Code of Ethics

          Not applicable until the annual report for the first fiscal year ending after July 15, 2003.

Item 16C.        Principal Accountant Fees and Services

          Not applicable until the annual report for the first fiscal year ending after December 15, 2003.

PART III

Item 17.          Financial Statements

          The financial statements attached to this document were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between U.S. GAAP and Canadian GAAP. The reconciliation of the financial statements to the United States GAAP is set forth in the notes to the financial statements.

          The following financial statements are filed as part of this annual report, together with the report of the auditors:

F1	Compilation Report and Comments for United States Readers on Differences Between Canadian and United States Reporting Standards of Ernst & Young LLP both dated May 29, 2003

F2	Unaudited Pro Forma Consolidated Balance Sheet of Hawker as at December 31, 2002

F3	Unaudited Pro Forma Consolidated Statement of Earnings of Hawker for the year ended December 31, 2002

F4	Notes to the December 31, 2002 unaudited Pro Forma Consolidated Financial Statements of Hawker

F5	Audit Report of Ernst & Young LLP dated February 5, 2003 (except for note 13(b), which is as of March 31, 2003, notes 13(c) and (d) which are as of April 3, 2003 and note 13(e), which is as of May 29, 2003)

F6	Audited Balance Sheets of Hawker as at December 31, 2002 and December 31, 2001

F7	Audited Statements of Earnings and Deficit of Hawker for the years ended December 31, 2002, 2001 and 2000

F8	Audited Statements of Cash Flows of Hawker for the years ended December 31, 2002, 2001 and 2000

F9	Notes to the December 31, 2002, 2001 and 2000 audited Financial Statements of Hawker

F10	Audit Report of Deloitte & Touche LLP dated April 21, 2003

F11	Audited Statements of Revenues and Operating Expenses relating to the proposed acquisition by Hawker of the Optioned Properties for each of the years ended December 31, 2002, 2001 and 2000

F12	Notes to the December 31, 2002, 2001 and 2000 audited Statements of Revenues and Operating Expenses

F13	Audit Report of Deloitte & Touche LLP dated March 17, 2003

F14	Audited Consolidated Balance Sheets of Southward as at December 31, 2002 and December 31, 2001

F15	Audited Consolidated Statements of Operations and Retained Earnings of Southward for the years ended December 31, 2002, 2001 and 2000

F16	Audited Consolidated Statements of Cash Flows of Southward for the years ended December 31, 2002, 2001 and 2000

F17	Notes to the December 31, 2002, 2001 and 2000 audited Consolidated Financial Statements of Southward

Item 18.          Financial Statements

          Not applicable.

Item 19.          Exhibits

          The following exhibits are filed as part of this annual report:

Exhibit
Number	Description

1.1(1)	Articles of Incorporation of the Company dated February 14, 1994.

1.2(1)	Articles of Amendment of the Company dated March 31, 1994.

Exhibit
Number	Description

1.3(1)	Articles of Amendment of the Company dated July 12, 1994.

1.4	Articles of Arrangement of the Company dated May 8, 2002.

1.5	Restated Articles of Incorporation of the Company dated May 8, 2002.

1.6	Articles of Amendment and Restated Articles of the Company dated April 3, 2003.

1.7	Articles of Amendment and Restated Articles of the Company dated April 3, 2003.

1.8(1)	By-Law Number 1 of the Company dated March 31, 1994.

4.1(1)	Stock Option Plan of the Company

10.1	Certification under Section 906 of the Sarbanes-Oxley Act

Note:
(1) Previously filed by the Company.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

HAWKER RESOURCES INC.

By:	(signed) David A. Tuer Chief Executive Officer

Dated: June 25, 2003

CERTIFICATION

I, David A. Tuer, certify that:

1.	I have reviewed this annual report on Form 20-F of Hawker Resources Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

(signed) David A. Tuer Chief Executive Officer

CERTIFICATION

I, Barry R. Herring, certify that:

1.	I have reviewed this annual report on Form 20-F of Hawker Resources Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

(signed) Barry R. Herring Chief Financial Officer

COMPILATION REPORT

To the Directors of
Hawker Resources Inc. (formerly Synsorb Biotech Inc.)

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Hawker Resources Inc. (formerly Synsorb Biotech Inc.) as at December 31, 2002 and the pro forma consolidated statement of earnings for the year then ended, which have been prepared for inclusion in this prospectus relating to the sale and issue of 14,286,000 common shares. In our opinion, the pro forma consolidated balance sheet and pro forma consolidated statement of earnings have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Calgary, Canada	(Signed) Ernst & Young LLP
May 29, 2003	Chartered Accountants

Comments for United States Readers on Differences Between
Canadian and United States Reporting Standards

The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States standards, we would be unable to express any opinion with respect to the compilation of the accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings.

Calgary, Canada	(Signed) Ernst & Young LLP
May 29, 2003	Chartered Accountants

Hawker Resources Inc.
(formerly Synsorb Biotech Inc.)

PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2002
(Unaudited)

	Hawker	Southward
	Resources	Energy	Pro forma
	Inc.	Ltd.	adjustments			Pro forma
[thousands of Canadian dollars]	$	$	$	Notes		$

						(unaudited)
ASSETS
Current
Cash	289	—	28,000	2	(h)	11,872
			192	2	(k)
			(37,550)	2	(c)
			(60,000)	2	(c)
			120,000	2	(a)
			(24,650)	2	(b)
			75	2	(f)
			3,616	2	(f)
			41,900	2	(g)
			(60,000)	2	(i)
Accounts receivable	27	11,663				11,690
Note receivable	—	500				500
Deposits and prepaids	176	997				1,173
Marketable securities	—	750				750

	492	13,910	11,583			25,985
Property and equipment	3,523	160,271	(89,821)	2	(b)	73,973
Goodwill	—	—	25,649	2	(b)	25,649

	4,015	174,181	(52,589)			125,607

See accompanying notes to unaudited pro forma financial statements

Hawker Resources Inc.
(formerly Synsorb Biotech Inc.)

PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2002
(Unaudited)

	Hawker	Southward
	Resources	Energy	Pro forma
	Inc.	Ltd.	adjustments			Pro forma
[thousands of Canadian dollars]	$	$	$	Notes		$

						(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	80	14,065				14,145
Income taxes payable	—	17				17
Bank loan		47,892	28,000	2	(h)	38,342
			120,000	2	(a)
			(37,550)	2	(c)
			(60,000)	2	(c)
			(60,000)	2	(i)

	80	61,974	(9,550)			52,504
Debentures payable	—	—	3,616	2	(f)
			(3,616)	2	(j)
Alberta Heritage Foundation grant	387	—				387
Future income taxes	—	57,607	(35,310)	2	(b)	22,297
Future site restoration and abandonment costs	—	2,642	(1,554)	2	(b)	1,088

	467	122,223	(46,414)			76,276

Shareholders’ equity
Share capital	12,741	22,897	(22,897)	2	(b)	58,524
			192	2	(k)
			3,616	2	(j)
			41,900	2	(g)
			75	2	(f)
Retained earnings (deficit)	(9,193)	29,061	(29,061)	2	(b)	(9,193)

	3,548	51,958	(6,175)			49,331

	4,015	174,181	(52,589)			125,607

See accompanying notes to unaudited pro forma financial statements

(Signed) David A. Tuer	(Signed) Ronald P. Mathison
Director	Director

Hawker Resources Inc.
(formerly Synsorb Biotech Inc.)

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2002
(Unaudited)

	Hawker	Southward
	Resources	Energy	Pro forma
	Inc.	Ltd.	adjustments			Pro forma
[thousands of Canadian dollars except per share amounts]	$	$	$	Notes		$

						(unaudited)
Revenue
Oil and natural gas sales	—	61,378	(36,983)	2	(e)	24,395
Royalties, net	—	(14,784)	8,696	2	(e)	(6,088)
Interest income	32	—				32
Other	107	—				107

	139	46,594	(28,287)			18,446

Expenses
Production	—	10,050	(6,342)	2	(e)	3,708
General and administrative	1,596	3,335				4,931
Interest	71	2,628	1,680	2	(h)	2,126
			(2,253)	2	(c)
Maintenance of patents	243	—				243
Depletion, depreciation and asset write-downs	7,216	30,480	(18,274)	2	(d)	19,422
Site restoration	—	411				411

	9,126	46,904	(25,189)			30,841

Loss before the following:	(8,987)	(310)	(3,098)			(12,395)
Gain on sale and distribution of Oncolytics shares	13,224	—				13,224
Share of loss from equity investment in Oncolytics	(471)	—				(471)

Earnings (loss) before tax	3,766	(310)	(3,098)			358
Income tax expense (recovery)	—	(1,197)	(2,431)	2(c,d,e,h	)	(3,628)

Net earnings (loss)	3,766	887	(667)			3,986

Earnings per share [note 3]						0.15

See accompanying notes to unaudited pro forma financial statements

Hawker Resources Inc.
(formerly Synsorb Biotech Inc.)

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002
(Unaudited)
(thousands of Cdn. Dollars, except share and per share amounts)

1. BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in the prospectus of Hawker Resources Inc. (“Hawker”) dated May 29, 2003 relating to the sale and issue of 14,286,000 common shares. These unaudited pro forma financial statements are based on the historical financial statements of Hawker and Southward Energy Ltd. (“Southward”), together with other information available to Hawker management.

The unaudited pro forma financial statements have been prepared to give effect to the acquisition of Southward through Hawker’s wholly-owned subsidiary, 1022971 Alberta Ltd. (“1022971”), for cash consideration of $120,000 and the immediate disposition by Southward to a third party of certain oil and gas properties that will not be retained by Hawker, financing agreements entered into by Hawker, the sale and issue of shares and bank financing, conversion of warrants and exercise of options. The actual form of the transaction with Southward as described in the prospectus will result in Southward selling its oil and gas properties to the third party and Hawker subsequently purchasing back from the third party the assets to be retained by Hawker, pursuant to an option to purchase. Accordingly, these pro formas reflect adjustments to the Southward financial statements to eliminate the properties and results thereof that are not retained.

The acquisition of Southward has been accounted for under the purchase method of accounting. These pro forma financial statements also reflect certain financing agreements entered into by Hawker subsequent to December 31, 2002, the sale and issue of common shares under this prospectus and the exercise of warrants issued pursuant to the financing agreements.

These pro forma financial statements are not necessarily indicative of the results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results which may be obtained in the future.

The pro forma financial statements should be read in conjunction with the December 31, 2002 audited financial statements of Hawker, the December 31, 2002 publicly filed audited financial statements of Southward and the December 31, 2002 audited statement of revenues and operating expenses of the Southward properties acquired.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma balance sheet gives effect to the proposed transactions as if they occurred as at December 31, 2002 and the pro forma statement of operations gives effect to the proposed transactions as if they occurred on January 1, 2002.

The accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in Hawker’s and Southward’s audited financial statements for the year ended December 31, 2002.

Hawker Resources Inc.
(formerly Synsorb Biotech Inc.)

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002
(Unaudited)
(thousands of Cdn. Dollars, except share and per share amounts)

These pro forma financial statements give effect to the following transactions, assumptions and adjustments:

Acquisition of Southward and immediate disposition of certain oil and gas properties to a third party

(a)	bank indebtedness of $120,000 was used to acquire the shares and options of Southward;

(b)	adjustments to the Southward financial statements to reflect the elimination of properties not retained and an allocation of the net cost of the property acquired in the transaction. These adjustments are based on the oil and gas properties having an assigned fair value of $166,000 in total and an assigned value of $68,450 with respect to the property to be repurchased by Hawker in this transaction.

The total cost of acquiring Southward was $120,000 plus estimated costs of the transaction of $2,200 for a total price of $122,200. The sale of the properties to a third party, net of the assumed repurchase by Hawker, is for proceeds of $97,550 resulting in a net cost of the shares of Southward after the disposition of the non-retained properties of $24,650. The acquisition of Southward reflecting the properties retained using the purchase method of accounting and a preliminary allocation of the purchase price to the fair value of the assets and liabilities acquired for purposes of preparing these unaudited pro forma financial statements is as follows:

$

Accounts receivable	11,663
Note receivable	500
Deposits and prepaids	997
Marketable securities	750
Oil and gas properties	70,450
Goodwill	25,649

Total assets	110,009
Accounts payable and accrued liabilities	(14,065)
Income taxes payable	(17)
Bank loan	(47,892)
Future income taxes	(22,297)
Future site restoration and abandonment costs	(1,088)

Net cash cost	24,650

The adjustments to the Southward financial statements to reflect the above purchase allocation are as follows:

$

Property and equipment sold	(89,821)
Goodwill on acquisition	25,649
Future income taxes – net reduction related to acquisition	35,310
Future site restoration and abandonment costs on properties sold	1,554
Elimination of share capital	22,897
Elimination of retained earnings	29,061

Net cash cost	(24,650)

Hawker Resources Inc.
(formerly Synsorb Biotech Inc.)

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002
(Unaudited)
(thousands of Cdn. Dollars, except share and per share amounts)

(c)	the proceeds from the sale of the properties noted in note 2(b) of $97,550 being used to repay $60,000 of the bank loan noted in note 2(a) and $37,550 of the bank loan of Southward with interest at 6% on the Southward bank loan amounting to $2,253 and related income tax expense increase;

(d)	the provision for depletion, depreciation and asset write-downs reflects a decrease of $18,274 resulting from the reduction in oil and gas properties on the sale of properties to the independent third party and an increase in such properties resulting from the adjustment in note 2(b) and related income tax expense increase;

(e)	oil and natural gas sales of $61,378, net of royalties of $14,784 and production expenses of $10,050 and related income tax expense reduction relating to the properties sold have been deducted from the Southward statement of earnings; oil and natural gas sales of $24,395, net of royalties of $6,088 and production costs of $3,708 and related income tax expense relating to the properties to be reacquired by Hawker have been added to the statement of earnings;

Financing agreements entered into by Hawker on April 3, 2003

(f)	the proceeds of private placements by Hawker to raise $3,691 resulting in the issue of debentures for $3,616, preferred shares of $30 and common shares of $45;

Sale and issue of shares, obtaining of a bank loan and application of the proceeds of the offering

(g)	the net proceeds of this offering of 14,286,000 common shares by Hawker amounting to $41,900;

(h)	the proceeds of a bank loan facility for $28,000 with interest at 6% amounting to $1,680 and related income tax expense reduction;

(i)	a portion of the proceeds raised through the offering of common shares and loan facility noted in 2(g) and 2(h) reflected as a repayment of the remaining $60,000 due on the bank loan mentioned in note 2(a);

Conversion of warrants

(j)	the deemed exercise of all the warrants issued in private placements in (f) above by the issue of $3,616 in share capital upon the surrender of $30 in preferred shares and $3,616 in debentures; and

Exercise of options

(k)	the exercise of all in-the-money options and issue of 275,000 common shares for $192.

3. EARNINGS PER SHARE

The pro forma earnings per share is based on the weighted average number of Hawker common and Class A shares outstanding taking into account the issue of 2,152,465 common shares and 3,874,437 Class A shares on the conversion of the private placements in (f) and (j) and the issue of 14,286,000 common shares under this offering in (g) and the issue of 275,000 common shares in (k) above.

AUDITORS’ REPORT

To the Directors of
Hawker Resources Inc. (formerly SYNSORB Biotech Inc.)

We have audited the balance sheets of Hawker Resources Inc. (formerly SYNSORB Biotech Inc.) as at December 31, 2002 and 2001 and the statements of earnings and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada	(signed) Ernst & Young LLP
February 5, 2003 (except for note 13(b)	Chartered Accountants
which is as of March 31, 2003, notes 13(c) and (d)
which are as of April 3, 2003, and note 13(e),
which is as of May 29, 2003)

Hawker Resources Inc. (Incorporated under the Alberta Business Corporations Act)
(formerly SYNSORB Biotech Inc.)
(see Note 1)
Balance Sheets
As at December 31

(in thousands of Canadian dollars)	2002	2001

ASSETS
Current
Cash and cash equivalents	$289	$5,841
Accounts receivable	27	62
Prepaids	176	153

	492	6,056
Capital assets (Notes 1 and 4)	3,523	10,783
Investments (Note 3)	—	5,745

	$4,015	$22,584

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (Note 1)	$80	$4,871
Current portion of long-term debt (Note 5)	—	5,910

	80	10,781
Alberta Heritage Foundation grant (Note 6)	387	387
Shareholders’ equity (Note 7)
Share capital	12,741	84,271
Deficit	(9,193)	(72,855)

	3,548	11,416

	$4,015	$22,584

See accompanying notes

On behalf of the Board:

(signed) David A. Tuer	(signed) Ronald P. Mathison
Director	Director

Hawker Resources Inc.
(formerly SYNSORB Biotech Inc.)
Statements of Earnings and Deficit
For the years ended December 31

(in thousands of Canadian dollars, except per share amounts)	2002	2001	2000

Revenue
Interest income	$32	$515	$1,313
Other	107	214	200

	139	729	1,513

Expenses
Amortization and asset write-downs (Note 1)	7,216	9,655	1,404
Research and development (Note 1)	—	9,255	7,889
Operating (Note 1)	1,596	7,106	3,648
Interest on long-term debt	71	787	1,176
Maintenance of patents	243	—	—

	9,126	26,803	14,117

Loss before the following	(8,987)	(26,074)	(12,604)
Gain on sale and distribution of Oncolytics shares (Note 3)	13,224	3,004	—
Gain on dilution of investment in Oncolytics (Note 3)	—	357	4,933
Share of loss from equity investment in Oncolytics	(471)	(1,831)	(691)
Gain on sale of INH (Note 3)	—	—	568

Earnings (loss) before tax	3,766	(24,544)	(7,794)
Recovery of (provision for) future income taxes (Note 11)	—	1,556	(95)

Net earnings (loss) for the year	3,766	(22,988)	(7,889)
Deficit, beginning of year	(72,855)	(49,867)	(41,978)
Reduction of stated capital (Note 7)	59,896	—	—

Deficit, end of year	$(9,193)	$(72,855)	$(49,867)

Basic and diluted net earnings (loss) per common share (Note 7)	$0.76	$(4.64)	$(1.63)

See accompanying notes

Hawker Resources Inc.

(formerly SYNSORB Biotech Inc.)
Statements of Cash Flows
For the years ended December 31

(in thousands of Canadian dollars)	2002	2001	2000

Operating activities
Net earnings (loss) for the year	$3,766	$(22,988)	$(7,889)
Add non-cash items
Gain on sale and distribution of Oncolytics shares (Note 3)	(13,224)	(3,004)	—
Amortization and asset write-downs	7,216	9,655	1,404
Share of loss from equity investment in Oncolytics	471	1,831	691
Issuance of stock options for services	12	—	—
Provision for (recovery of) future income taxes	—	(1,556)	95
Gain on dilution of investment in Oncolytics (Note 3)	—	(357)	(4,933)
Gain on sale of INH	—	—	(568)
Decrease in accounts receivable	35	135	(226)
Increase (decrease) in prepaid expenses	(23)	(34)	(32)
(Decrease) increase in accounts payable and accrued liabilities	(4,791)	3,541	(27)

	(6,538)	(12,777)	(11,485)

Investing activities
Proceeds from sale of Oncolytics shares (Note 3)	6,898	3,481	—
Proceeds from sale of capital assets	44	—	—
Purchase of capital assets	—	(944)	(980)
Proceeds from dilution of investment (Note 3)	—	—	(4,549)
Proceeds from sale of INH (Note 3)	—	—	1,261

	6,942	2,537	(4,268)

Financing activities
Repayment of long-term debt	(5,910)	(2,866)	(2,287)
Costs of distribution of shares in Oncolytics	(46)	—	—
Common shares issued on exercise of options and warrants	—	126	2,996
Proceeds from share offering	—	—	22,315

	(5,956)	(2,740)	23,024

Increase (decrease) in cash and cash equivalents	(5,552)	(12,980)	7,271
Cash and cash equivalents, beginning of year	5,841	18,821	11,550

Cash and cash equivalents, end of year	$289	$5,841	$18,821

Cash interest paid	71	787	1,176
Cash interest received	56	580	1,160
Cash taxes paid	10	86	41

See accompanying notes

Hawker Resources Inc.
(formerly SYNSORB Biotech Inc.)
Notes to Financial Statements (expressed in Canadian dollars)
December 31, 2002, 2001 and 2000

1. NATURE OF OPERATIONS

During 2000 and 2001 the Company conducted pharmaceutical drug development with respect to SYNSORB Cd® for the prevention of recurrent C.difficile associated diarrhea. On December 10, 2001 the Company terminated development of SYNSORB Cd® including its phase III clinical trials. Subsequent to December 10, 2001 the Company had no drug in active development. On March 7, 2003 the Company entered into an agreement with an unrelated company to transform the Company into an oil and gas enterprise and subsequently changed its name to Hawker Resources Inc. (see Note 13).

Measurement Uncertainty

As a result of the decision to halt development of SYNSORB Cd®, the Company made provision for future wind-down costs and wrote down the carrying value of its capital assets in its financial statements for the year ended December 31, 2001. These cost provisions and write-downs incorporated estimates of potential costs, market realizations and timing which are uncertain and dependent on factors over which management may have no control. These cost provisions and write-downs have been reviewed as at December 31, 2002. However, future adjustments could be required and such adjustments could have a material impact on income.

Provision for SYNSORB Cd® Trial Wind-Down Costs

A provision for the future wind-down costs of the clinical trials, reduction in staff and elimination of other costs associated with the development of SYNSORB Cd® totaling $3,830,000 was included in research and development and operating expenses for the year ended December 31, 2001. An additional provision amount of $50,000 was included in the results for the period ended June 30, 2002. As at December 31, 2002 the entire provision amount had been utilized. No further wind-down costs are anticipated.

Impairment of Capital Assets

The decision to halt development of SYNSORB Cd® has led to the write-down of certain capital assets.

SYNSORB built a cGMP-compliant manufacturing facility in 1998 as part of its drug development activity. As a result of the decision to halt development of SYNSORB Cd®, the Company determined that continued ownership of its manufacturing facility was unnecessary and the facility was advertised for sale as a cGMP-compliant manufacturing facility. Sale of the facility as a cGMP-compliant manufacturing facility would have achieved the highest net realizable value for the facility. The Company wrote down the value of the manufacturing facility and associated equipment at December 31, 2001 to their estimated net realizable values based on potential sale as a cGMP-compliant manufacturing facility.

Efforts to market the facility as a cGMP-compliant manufacturing facility to pharmaceutical companies were unsuccessful. The Company now expects to realize commercial value for the land and building. Accordingly, the Company wrote down the carrying value of the building and land to $2,500,000 (December 31, 2001: $8,600,000).

Most of the manufacturing equipment was auctioned subsequent to December 31, 2002 for proceeds approximating their carrying value. The carrying value of the manufacturing equipment as at December 31, 2002 was written down to $1,000,000 (December 31, 2001: $2,000,000).

For the year ended December 31, 2001, SYNSORB wrote off its patents associated with SYNSORB-related technology and its leasehold improvements. The Company also wrote down its computer equipment and its office furniture and equipment. In 2002, costs associated with maintenance of patents are expensed as incurred.

The asset write-downs are included in amortization expense.

December 31, 2002

	Carrying value	Asset	Carrying value
(in thousands of dollars)	before write-down	write-down	after write-down

Building and land	$8,600	$6,100	$2,500
Manufacturing equipment	1,997	997	1,000
Computer & office furniture & equipment	23	—	23

		$7,097

December 31, 2001

	Carrying value before	Asset	Carrying value
(in thousands of dollars)	write-down	write-down	after write-down

Patents	$2,060	$2,060	—
Building and land	13,367	4,767	$8,600
Manufacturing equipment	3,109	1,109	2,000
Leasehold, computer & office furniture & equipment	450	267	183

		$8,203

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These are different in some respects from those generally accepted in the United States. The significant differences are described in note 14 “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgment. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Revenue Recognition

Revenue from product sales is recognized when the product is delivered. Revenue from the granting of licenses to develop, import, package, market, distribute and sell the SYNSORB products is recognized in full in the period in which the agreement is completed. Revenue from milestone payments and royalties is recognized when received.

Investments

The Company used the equity method of accounting for its investment in Oncolytics Biotech Inc. (“Oncolytics”) up until the distribution of the majority of its holding in Oncolytics on May 15, 2002. Under this method of accounting, the Company included in its net earnings its share of the net earnings or losses of Oncolytics. Subsequent to this date, the investment has been accounted for on a cost basis and accordingly, no net earnings or losses of Oncolytics have been included in net earnings subsequent to May 15, 2002.

Capital Assets

Capital assets are recorded at cost. Amortization is provided to amortize the cost of assets over their estimated useful lives. An impairment in the carrying value of these capital assets is recorded in the statement of earnings and deficit in the year that the impairment becomes evident. Amortization is recorded using the declining balance and straight-line methods at the following annual rates:

Building	5% declining balance
Patents	10% straight line
Manufacturing equipment	20% straight-line
Computer equipment	30% declining balance
Office furniture and equipment	20% declining balance
Leasehold improvements	Term of lease, straight-line

Research and Development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized.

Stock Based Compensation

On January 1, 2002 the Company adopted the new CICA standard for stock-based compensation. As permitted by CICA the Company has applied this change prospectively for new awards granted on or after January 1, 2002.

For stock options granted to employees and directors on or after January 1, 2002 under stock option plans with no cash settlement features, the Company has chosen to recognize no compensation. However, direct awards of stock to employees and stock and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company’s stock and the fair value of stock options are determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees.

During the year ended December 31, 2002, the Company granted stock options to a non-employee and recorded $12,000 in compensation included in operating expenses based on the fair value of the options granted.

Future Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities. A valuation allowance is recorded to the extent that there is uncertainty regarding utilization of future tax assets.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the Corporation adopted the liability method of tax allocation in accounting for income taxes on a retroactive basis without restatement of individual prior periods from January 1, 2000. The effect of adopting the new recommendations was to increase future income tax liability and deficit by $1,461,000 at January 1, 2000 and to increase future income tax expense and loss by $95,000 for the year ended December 31, 2000.

Prior to January 1, 2000, the Company followed the deferral method of tax allocation under which the provision for income taxes was based on the losses reported in the accounts. This method made full provision for income taxes deferred as a result of timing differences between loss per the financial statements and taxable loss.

Earnings Per Share

The Treasury method is used to calculate diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and warrants would be used to purchase common shares at the average market price during the period.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

The Company acquired all of the issued and outstanding common shares of Oncolytics Biotech Inc. (“Oncolytics”) on April 12, 1999. Oncolytics subsequently issued common shares which reduced the Company’s ownership interest to 38.6% at December 31, 2000, and resulted in a gain on dilution of $4,933,000 for the year ended December 31, 2000. During 2001, Oncolytics issued further common shares which resulted in a gain on dilution of $357,000. As at December 31, 2001, the Company held 6,255,800 common shares of Oncolytics.

On May 7, 2002 approval was received from both the shareholders of the Company and the shareholders of Oncolytics for the distribution of not less then 4,000,000 Oncolytics shares to the shareholders of the Company on a pro rata basis. On May 8, 2002 the Company received approval from the Court of the Queen’s Bench of Alberta to distribute these Oncolytics shares and the distribution of 4,000,235 Oncolytics shares was made effective May 15, 2002. The deemed value of these shares on the date of distribution, net of legal fees with respect to the transaction, was $11,600,000 resulting in a gain on distribution of $8,325,000. The transaction was marked to market and accounted for as a return of capital (see Note 7). As part of this transaction the Company’s holding of 1,500,000 million shares in BCY Life Sciences Inc. (“BCY”) was transferred to Oncolytics. No value had been assigned to these shares in the accounts of the Company and no gain or loss was recorded as a result of the transaction. The market value of the BCY shares on May 15, 2002 was $300,000.

During the year ended December 31, 2002, the Company sold 2,255,565 (December 31, 2001: 494,200) common shares in Oncolytics for net proceeds of $6,898,000 (December 31, 2001: $3,481,000) resulting in a gain on sale of $4,899,000 (December 31, 2001: $3,004,000). As at December 31, 2002 the Company did not hold any common shares of Oncolytics.

On March 6, 2000 the Company sold its wholly-owned subsidiary, INH Technologies Inc. (“INH”), for proceeds of $1,260,669 and the rights to receive milestone payments and royalties. The Company recognized a gain of $568,327 with respect to this transaction for the year ended December 31, 2000. During the year ended December 31, 2002 the Company received payments of $107,000 in respect of milestones achieved by INH during the year (December 31, 2001: $214,000; December 31, 2000: $106,000).

4. CAPITAL ASSETS

	2002

		Accumulated
		Amortization and
(in thousands of dollars)	Cost	Write-Downs	Carrying Value

Land	$600	—	$600
Building	13,423	$11,523	1,900
Patents	3,708	3,708	—
Manufacturing equipment	4,303	3,303	1,000
Computer equipment	422	402	20
Office furniture and equipment	104	101	3
Leasehold improvements	350	350	—

	$22,910	$19,387	$3,523

	2001

		Accumulated
		Amortization and
(in thousands of dollars)	Cost	Write-Downs	Carrying Value

Land	$600	—	$600
Building	13,423	$5,423	8,000
Patents	3,708	3,708	—
Manufacturing equipment	4,309	2,309	2,000
Computer equipment	521	404	117
Office furniture and equipment	248	182	66
Leasehold improvements	350	350	—

	$23,159	$12,376	$10,783

5. LONG-TERM DEBT

(in thousands of dollars)	2002	2001

Loan payable with interest at 13.73% per annum with certain intellectual property pledged as collateral	—	$910
Loan payable, with monthly interest payments at the lender’s floating basic rate plus 3% per annum (December 31, 2001: 8.86%). Land and building have been pledged as collateral	—	5,000

	—	5,910
Current portion	—	(5,910)

	—	—

6. ALBERTA HERITAGE FOUNDATION GRANT

Pursuant to the terms of a technology commercialization agreement the Company received a grant from the Alberta Heritage Foundation. The Company is required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty is based on gross sales of SYNSORB related products commencing January 1, 2000 with payments equal to the lesser of 5% of gross sales or $100,000 per annum commencing 90 days after January 1, 2001.

7. SHARE CAPITAL

(a)	Authorized:

Unlimited number of voting common shares without par value.
Unlimited number of preferred shares to be issued in series.

(b)	Common Shares Issued:

	2002		2001		2000

	Number of	Amount	Number of	Amount	Number of	Amount
	Shares	(in 000’s)	Shares	(in 000’s)	Shares	(in 000’s)

Balance, beginning of year	4,959,937	$84,271	4,944,187	$84,145	3,938,227	$58,834
Reduction of stated capital	—	(59,896)	—	—	—	—
Return of capital on distribution of Oncolytics shares (Note 3)	—	(11,646)	—	—	—	—
Issuance of stock options for services	—	12	—	—	—	—
Issued for public offering	—	—	—	—	862,500	22,315
Issued for cash on exercise of options and warrants	—	—	15,750	126	143,460	2,996

Balance, end of year	4,959,937	$12,741	4,959,937	$84,271	4,944,187	$84,145

Options exercised in 2001 relate to shares issued to a licensor pursuant to a licensing agreement and do not form part of the Company’s stock option plan.

(c)	Share consolidation

On May 7, 2002, the shareholders of the Company approved the consolidation of the common shares on the basis of one new common share being issued for every eight previously issued and outstanding common shares. All outstanding share and option numbers reflect the one for eight consolidation. The consolidated shares began trading on May 16, 2002. Simultaneously with the share consolidation was the distribution of the 4,000,235 shares in Oncolytics to the shareholders of the Company. This distribution was accounted for as a capital transaction and accordingly, the stated capital of the common shares was reduced by $11,646,000.

(d)	Reduction of stated capital

Pursuant to the Plan of Arrangement ratified by shareholders of the Company at the May 7, 2002 Annual and Special Meeting, the stated capital of SYNSORB shares was reduced to the net realizable value of the Company’s assets as at May 7, 2002.

(e)	Options and warrants

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and non-employees to acquire up to 456,513 common shares. The dates on which options vest are set by the board of directors at the time of grant. The date on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. The Company has issued stock options to acquire common shares through its stock option plan of which the following are outstanding at December 31:

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Shares	$	Shares	$	Shares	$

Outstanding at beginning of the year	244,440	40.88	275,877	49.60	280,760	48.00
Granted	275,000	0.70	65,625	12.88	52,500	41.60
Exercised	—	—	—	—	(43,568)	32.24
Expired	(6,250)	68.00	—	—	—	—
Forfeited	(182,625)	35.76	(97,062)	46.64	(13,815)	41.68

Outstanding at year end	330,565	9.80	244,440	40.88	275,877	49.60

Options exercisable at end of year	329,065	9.80	212,550	45.04	234,171	54.48

The following table summarizes information about the stock options outstanding at December 31, 2002:

	Number	Weighted average		Number
	outstanding	remaining	Weighted	exercisable	Weighted
	December 31,	contractual life	average	December 31,	average
	2002	(years)	exercise price	2002	exercise price

Range of exercise prices
$0.50 to $1.00	275,000	2.88	$0.70	275,000	$0.70
$1.01 to $15.00	2,500	7.07	$10.78	1,000	$12.79
$15.01 to $30.00	11,313	2.58	$22.00	11,313	$22.00
$30.01 to $50.00	18,314	3.55	$42.46	18,314	$42.46
$50.01 to $70.00	938	3.89	$64.80	938	$64.80
$70.01 to $90.00	22,500	2.00	$85.87	22,500	$85.87

	330,565	2.88	$9.80	329,065	$9.80

In addition to the stock option plan, the Company has granted options and warrants to underwriters and financial institutions pursuant to public offerings and a licensing agreement, of which 10,625 warrants were outstanding at December 31, 2002 (68,750 options and 15,625 warrants at December 31, 2001; 84,500 options and 15,675 warrants at December 31, 2000), with a weighted average price of $36.00 per share ($33.60 at December 31, 2001; $29.60 at December 31, 2000).

(f)	Per share amounts

Earnings (loss) per common share calculations are based on earnings (loss) for the year as the numerator in the calculation and the weighted average number of common shares outstanding during the year (2002: 4,959,937; 2001: 4,955,199; 2000: 4,828,112) as the denominator. For the year ended December 31, 2002, options to purchase 341,816 common shares at an average price of $10.72 and warrants for the purchase of 10,625 common shares at a price of $36.00 were not included in the computation of diluted earnings per share because the exercise price of the options and warrants was greater than the average market price of the common shares. For the years ended December 31, 2001 and 2000, option and warrant conversions were not included in the computation of diluted earnings per share because the effect on the net loss for the years of the issue of additional shares on the conversions would be anti-dilutive. Per share amounts for 2001 and 2000 have been restated to reflect the share consolidation noted in (c) above that took place in May 2002.

8. STOCK BASED COMPENSATION

The Company has a stock option plan that provides for the issuance of options to its officers, directors and employees. The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to officers, directors and employees. Accordingly, no compensation cost has been recognized under the stock-based compensation plan. Consideration paid on the exercise of stock options and purchase of stock is credited to share capital. Had compensation costs for the Company’s stock based compensation plan been determined based on the fair value at the grant dates for awards under those plans, consistent with the fair value based method of accounting for stock based compensation, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands of dollars, except per share amounts)	2002

Net earnings
As reported	$3,766
Pro forma	$3,646
Basic and diluted net earnings per common share
As reported	$0.76
Pro forma	$0.74

The pro forma amounts shown above do not include the compensation costs associated with stock options granted prior to January 1, 2002. The fair value of common share options granted is estimated to be $120,000 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

2002

Risk-free interest rate (%)	2.89
Expected life (years)	1.00
Expected volatility (%)	1.97
Expected dividend yield (%)	—

9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Company paid $214,000 (December 31, 2001: Nil; December 31, 2000: Nil) to Scout Capital Corporation (“Scout”), a significant shareholder, as reimbursement of Scout’s costs with respect to the Company’s annual general meeting. An additional amount of $34,000 was paid to Scout during 2002 to reimburse Scout for expenses incurred on behalf of the Company. The Company also paid $50,000 to Scout pursuant to an agreement under which Scout is to provide the Company with administrative and executive services until the end of April 2003. The fees charged were based on estimated time to be spent on Company matters at standard rates.

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities, Alberta Heritage Foundation grant, and long-term debt. As at December 31, 2002 and 2001, there were no significant differences between the carrying values of these amounts and their estimated market values except as otherwise disclosed in the financial statements.

Cash equivalents consist primarily of highly liquid money market securities and investment deposits which are readily convertible into cash. Cash equivalents are carried at cost plus accrued interest. The cash equivalents earned an effective interest rate of 2.50% (2001: 4.52%). Of the total cash and cash equivalents at December 31, 2001, $5,104,000 was held in highly liquid money market securities and investment deposits that matured within ninety days. At December 31, 2002, there were no cash equivalents held.

11. INCOME TAXES

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the net earnings (loss) before tax as follows:

(in thousands of dollars)	2002	2001	2000

Earnings (loss) before tax	$3,766	$(24,544)	$(7,794)
Statutory Canadian corporate tax rate	39.24%	42.12%	45.00%

Anticipated tax expense (recovery)	1,478	(10,338)	(3,507)
Gain on dilution of investment in Oncolytics	—	(75)	(1,110)
Taxable income from investment in Oncolytics	—	421	900
Non-taxable portion of capital gain	(2,536)	(633)	—
Change in tax rate	—	—	(952)
Non-deductible portion of equity loss	92	—	—
Non-deductible expenses	3	26	28
Future tax assets valuation allowance	963	9,043	4,736

Future income tax expense (recovery)	—	$(1,556)	95

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s future income tax assets and liabilities are as follows:

(in thousands of dollars)	2002	2001

Future tax liabilities:
Book value of investment in excess of tax adjusted cost base	—	$(1,034)
Future tax assets:
Non-capital loss carryforwards	$13,105	15,670
UCC and scientific research and development pools in excess of book value of capital assets	13,197	10,772
Share issue costs	400	691

Net future tax assets	26,702	26,099
Valuation allowance	(26,702)	(26,099)

Net future taxes	—	—

The Company has non-capital losses for income tax purposes of approximately $37,314,000 which are available for application against future taxable income and which expire in the years:

2005	$6,570,000
2006	11,410,000
2007	5,103,000
2008	14,231,000

The income tax benefits of these losses have not been recognized in the financial statements. The Company has unclaimed expenditures of approximately $41,098,000 available to reduce future year’s taxable income. The Company also has approximately $4,939,000 of unclaimed investment tax credits available to reduce future year’s income tax.

12. CLASS ACTION LAWSUIT

A class action statement of claim for violations of Federal securities laws was brought against the Company and its executive officers in the United States District Court, Southern District of New York, on January 17, 2002. A second action, citing identical particulars, was filed with the same court on February 22, 2002, and three other complaints were later filed. These actions were subsequently consolidated into one claim. Under terms of its insurance policies, the Company has the obligation to fund $200,000 with respect to legal costs associated with contesting this action. This amount was paid on March 8, 2002. An agreement in principle regarding settlement has been reached with counsel to the plaintiffs in the consolidated action and the cost of the proposed settlement will be covered by the Company’s insurance policies.

13. SUBSEQUENT EVENTS

a)	During January 2003, the Company sold most of the manufacturing equipment for proceeds approximating its carrying value.

b)	On March 31, 2003, the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount, and was assigned an option to purchase an undivided interest of up to 49% in certain oil and gas properties.

c)	On April 3, 2003, pursuant to a financing agreement dated effective March 7, 2003 with an unrelated party, the Company raised $3,345,364 and issued the following: 395,065 Series A Debentures for $3,318,547; 395,065 Series A Warrants for $10,896; 1,975,325 voting preferred shares for $5,686; 3,555,586 non-voting preferred shares for $10,235. The financing was undertaken with the unrelated party in order to transform the Company into an oil and gas enterprise.

Also on April 3, 2003, the Company issued the following securities to two other unrelated parties: 75,000 common shares for $45,364; 148,798 common shares for $90,000; 35,428 Series A Debentures for $297,595; 35,428 Series A Warrants for $977; 177,140 voting preferred shares for $510; 318,852 non-voting preferred shares for $918.

Each Series A Warrant entitles the holder thereof to purchase five common shares and nine Class A shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture.

d)	On April 3, 2003, the Company changed its name to Hawker Resources Inc. and changed its authorized share capital by adding an unlimited number of Class A shares. Between March 13, 2003 and April 3, 2003, 275,000 common shares were issued for $192,250 under the Company’s stock option plan.

e)	On April 30, 2003, 1022971 obtained a bank loan for $120,000,000 to acquire all of the shares of Southward Energy Ltd. (“Southward”). Immediately thereafter on April 30, 2003, Southward sold its oil and gas properties, excluding a 1% undivided interest in certain properties and a 100% interest in related seismic, to an independent third party for gross proceeds of $164,631,000. The gross proceeds were used to repay the bank loan obtained to acquire the shares and bank indebtedness of Southward.

On May 28, 2003, the Company obtained a $28 million extendible revolving term credit facility from a Canadian chartered bank that bears interest at rates varying from Canadian prime rate or U.S. base rate of such bank to the Canadian prime rate or U.S. base rate plus 30 basis points, payable monthly in arrears. The Company may also borrow by way of bankers’ acceptances which are subject to a stamping fee or by way of LIBOR based loans which are subject to an interest rate spread payable to the bank. Oil and gas properties have been pledged as collateral.

Pursuant to an underwriting agreement dated May 29, 2003, the Company proposed to raise net proceeds of $41.9 million through the issue and sale of common shares.

Immediately after the issuance of a receipt for the prospectus offering the Company’s common shares for sale and issue, the warrants described in note 13(c) are to be exercised and the holder will be issued five common shares and nine Class A shares upon the surrender of five voting preferred shares, nine non-voting preferred shares and one Series A Debenture.

14.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in most respects, conform to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and US GAAP are as follows:

		2002	2001	2000
(in thousands of dollars)	Notes	$	$	$

Net earnings (loss) - Canadian GAAP		3,766	(22,988)	(7,889)
Share of loss from equity investment in Oncolytics	(1)	471	1,831	691
Gain on sale of Oncolytics shares	(1)	5,274	476	—
Gain on dilution of investment in Oncolytics	(1)	—	(357)	(4,933)
Amortization	(2)	—	671	(671)

Net earnings (loss) and comprehensive earnings (loss) - US GAAP		9,511	(20,367)	(12,802)
Net earnings (loss) per common share - US GAAP		1.92	(4.11)	(2.65)

Under US GAAP, the reduction of stated capital through the deficit was reduced by $3,634,000 to $56,272,000. There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Balance sheet items in accordance with US GAAP are as follows:

		December 31, 2002		December 31, 2001
		Canadian	US	Canadian	US
		GAAP	GAAP	GAAP	GAAP
(in thousands of dollars)	Notes	$	$	$	$

Investment	(1)	—	—	5,745	—
Share capital	(3)	12,741	12,741	84,271	80,637
Deficit	(1), (2),
	(3), (4)	(9,193)	(9,193)	(72,855)	(74,966)

1.	Accounting for Oncolytics Shares

US GAAP differences result when accounting for Oncolytics Shares as follows:

i.	During 1999, SYNSORB acquired Oncolytics for $2,500,000. Under US GAAP, the purchase price would have been allocated to the following:

(in thousands of dollars)	$

Research and development	3,615
Future tax liability	(1,115)

2,500

The research and development had no alternative future uses. Under Canadian GAAP, the research and development has to be capitalized, however under US GAAP, this amount would have been charged to expense and accordingly the investment in Oncolytics had no accounting cost under US GAAP.

ii.	Under Canadian GAAP, a gain may be realized when a development stage subsidiary issues shares from treasury diluting the parent company’s ownership. US GAAP does not allow the recognition of a gain on dilution of a development stage subsidiary.

iii.	The write off of the acquisition costs of the Oncolytics shares, as described in (i), results in a nil accounting cost for the shares under US GAAP. The accounting cost for Canadian GAAP subsequently increases for the dilution gains recognized and decreases to reflect the Company’s share of loss from equity accounting under Canadian GAAP. Adjustments are made under US GAAP to eliminate the effect of dilution gains, equity losses and the resulting impact on gains recognized on the sale of Oncolytics shares.

2.	Depreciation on Building

Under US GAAP, amortization of the Company’s building must commence when it is physically ready for use. Under Canadian GAAP, amortization begins when commercial use of the building begins. On January 1, 2000, the Company’s building was physically ready for use, however commercial use had not commenced. Therefore $671,000 of additional amortization is recorded under US GAAP in 2000. In 2001, the building was written down to its estimated net realizable value. Under US GAAP, given amortization was recorded in 2000, the writedown in 2001 has been reduced by $671,000. The building was held for sale during 2002 and once again was written down to its estimated net realizable value at December 31, 2002. Therefore, in 2002, there was no difference in accounting under US GAAP.

3.	Accounting for SYNSORB Limited Partnership Units

Prior to 1999, the Company accounted for an investment by limited partners in the SYNSORB Limited Partnership as a component of shareholders’ equity.

Under US GAAP the amounts invested by the limited partners are recorded as minority interest and are reduced by the amount of the partnership expenses incurred, resulting in a reduction in share capital and deficit of $3,634,000. Pursuant to the May 7, 2002 stated capital reduction associated with the Plan of Arrangement, disclosed in Note 7(d), no US GAAP difference remains as at December 31, 2002.

4.	Stock Based Compensation

For US reporting purposes, the statement of Financial Accounting Standard No.123 “Accounting for Stock Based Compensation” (“SFAS 123”) requires the reporting of pro forma amounts for compensation expense that would have been recorded for the issuance of share options using a fair value option pricing model. On January 1, 2002, the Company adopted the new CICA standard for stock-based compensation, resulting in the pro forma disclosure contained in Note 8. The Company has applied this change prospectively commencing on the date of adoption, effectively eliminating the US GAAP difference associated with this accounting.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000

Risk free interest rate	5.13%	5.60%
Dividend yield	0%	0%
Volatility factors of expected market price	119%	121%
Weighted average expected life of the options	1 year	2 years

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under SFAS 123. The compensation cost for the stock-based compensation was approximately $382,495 in 2001 and $1,457,725 in 2000.

		2001	2000
(in thousands of dollars)		$	$

Loss – US GAAP	As reported	(20,367)	(12,802)
	Pro forma	(20,749)	(14,260)

Loss per common share – US GAAP (excluding shares held in escrow)	As reported ($/share)	(4.11)	(2.65)
	Pro forma ($/share)	(4.19)	(2.95)

AUDITORS’ REPORT

To the Directors of
Hawker Resources Inc.:

We have audited the accompanying statements of revenues and operating expenses relating to the proposed acquisition by Hawker Resources Inc. of certain petroleum and natural gas properties (the “Southward Properties”) for each of the years in the three-year period ended December 31, 2002. This financial information is the responsibility of the management of Hawker Resources Inc. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, these statements present fairly, in all material respects, the revenues and operating expenses of the Southward Properties to be acquired as described in Note 1 for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta April 21, 2003	(Signed) Deloitte & Touche LLP Chartered Accountants

Hawker Resources Inc.
Southward Properties
Statements of Revenues and Operating Expenses

		Years ended
		December 31,
	2002	2001	2000

REVENUES	$24,395,200	$35,146,368	$22,121,330
ROYALTIES	(6,088,471)	(9,020,145)	(6,118,864)

	18,306,729	26,126,223	16,002,466
OPERATING EXPENSES	3,708,256	2,792,051	1,915,539

EXCESS OF REVENUES OVER OPERATING EXPENSES	$14,598,473	$23,334,172	$14,086,927

Hawker Resources Inc.
Southward Properties
Notes to the Statement of Revenues and Operating Expenses
For Each of the Years in the Three-Year Period Ended December 31, 2002

1. BASIS OF PRESENTATION

The accompanying statements of revenues and operating expenses have been prepared for inclusion in the prospectus (the “Prospectus”) of Hawker Resources Inc. (the “Company”) relating to the sale and issue of common shares by the Company.

The Company, through its wholly-owned subsidiary, 1022971 Alberta Ltd., has entered into an arrangement agreement with Southward Energy Ltd. (“Southward”) that contemplates the acquisition of all of the outstanding common shares of Southward in an arm’s length transaction. The Company has also entered into an agreement to sell all of the petroleum and natural gas properties of Southward, with the exception of a 100% interest in related seismic data and an undivided interest of 1% in certain properties (the “Optioned Properties”), which will be retained by the Company. The Optioned Properties, which are further described elsewhere in the Prospectus, are comprised of all of the petroleum and natural gas properties of Southward except for those which are located in the west of the fifth meridian area in the province of Alberta. The Company holds an option to acquire an undivided interest of 49% in the Optioned Properties, which upon exercise will result in the Company holding an aggregate undivided interest of 50% in the Optioned Properties (the “Southward Properties”).

These statements have been derived from financial information provided by the vendor of the Southward Properties and relate only to 50% of the working interests in such properties, which are to be acquired by the Company.

These statements include only those revenue and operating expenses which are directly related to the Southward Properties and do not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment.

2. SIGNIFICANT ACCOUNTING POLICIES

a.	Revenue

Production sales are recorded when the commodities are sold. Processing income is recognized at the time services are performed.

b.	Operating Expenses

Operating expenses include all costs related to the lifting, gathering, transporting and processing of oil and gas related products.

AUDITORS’ REPORT

To the Directors of Southward Energy Ltd.

We have audited the consolidated balance sheets of Southward Energy Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and of cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

On March 17, 2003 and February 22, 2002, we reported separately to the shareholders of the Company on the consolidated financial statements of the Company for the years ended December 31, 2002 and 2001 and 2000, respectively, prepared in accordance with Canadian generally accepted accounting principles, which excluded Note 13 on differences between Canadian and United States generally accepted accounting principles.

Calgary, Alberta	(Signed) Deloitte & Touche LLP
March 17, 2003	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA — U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the consolidated financial statements. As discussed in Note 13(g) to the consolidated financial statements, in 2001 the Company changed its method of computing diluted earnings per share to conform to the new Canadian Institute of Chartered Accountants Handbook recommendation section 3500. In addition, as discussed in Note 13(b) to the consolidated financial statements, in 2000 the Company changed its method of accounting for income taxes to conform to the new Canadian Institute of Chartered Accountants Handbook recommendation section 3465.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining significant subsequent events that have been disclosed in the financial statements. We have not audited any financial statements of the Company for any period subsequent to December 31, 2002. However, as discussed in Note 14 to the consolidated financial statements, the Company announced it had entered into an arrangement agreement, pursuant to which all of the outstanding common shares of the Company will be acquired by an unrelated third party.

Calgary, Alberta March 17, 2003	(Signed) Deloitte & Touche LLP Chartered Accountants

SOUTHWARD ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
($ thousands)

	As at December 31,
	2002	2001

ASSETS
Current
Accounts receivable	$11,663	$9,257
Note receivable (note 3)	500	—
Deposits and other	997	856
Marketable securities (note 3)	750	—

	13,910	10,113
Property and equipment (notes 2, 3 and 4)	160,271	182,701

	$174,181	$192,814

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$14,065	$16,192
Deferred revenue	—	119
Income taxes payable	17	322
Bank loan (notes 1 and 5)	47,892	—

	61,974	16,633
Bank loan (notes 1 and 5)	—	64,690
Future income taxes (note 6)	57,607	58,364
Future site restoration and abandonment costs (note 4)	2,642	2,669

	122,223	142,356

SHAREHOLDERS’ EQUITY
Share capital (note 7)	22,897	22,284
Retained earnings	29,061	28,174

	51,958	50,458

	$174,181	$192,814

See accompanying notes

On behalf of the Board,

(Signed) “David A. Tuer”	(Signed) “Ronald P. Mathison”
Director	Director

SOUTHWARD ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND
RETAINED EARNINGS
($ thousands)

	Year ended December 31,
	2002	2001	2000

REVENUES
Oil and natural gas sales	$61,378	$84,945	$44,898
Royalties, net	14,784	21,106	11,670

	46,594	63,839	33,228

EXPENSES
Production	10,050	10,292	3,803
General and administrative	3,335	2,224	1,232
Interest	2,628	3,557	1,144
Depletion and depreciation	30,480	26,778	7,752
Site restoration	411	457	334

	46,904	43,308	14,265

Earnings (loss) before income taxes	(310)	20,531	18,963

Income tax expense (recovery) (note 6)
Current	(440)	1,387	1,898
Future	(757)	3,232	5,300

	(1,197)	4,619	7,198

Net earnings	887	15,912	11,765
Retained earnings, beginning of year	28,174	12,262	928
Adoption of liability method of accounting for future income taxes	—	—	(431)

Retained earnings, end of year	$29,061	$28,174	$12,262

Basic net earnings per share (note 8)	$0.04	$0.70	$0.61

Diluted net earnings per share (note 8)	$0.04	$0.64	$0.51

See accompanying notes

SOUTHWARD ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ thousands)

	Year ended December 31,
	2002	2001	2000

Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings	$887	$15,912	$11,765
Add (deduct) non-cash items:
Depletion and depreciation	30,480	26,778	7,752
Site restoration	411	457	334
Future income taxes	(757)	3,232	5,300
Deferred revenue	(119)	(119)	(142)

Cash flow from operations	30,902	46,260	25,009
Changes in non-cash working capital (note 9)	(4,979)	4,542	(300)

	25,923	50,802	24,709

INVESTING ACTIVITIES
Expenditures on property and equipment	(21,285)	(48,141)	(30,393)
Acquisitions of property and equipment	(2,680)	(13,248)	—
Dispositions of property and equipment (net of non-cash proceeds of $1,250) (note 3)	14,665	—	—
Future site restoration and abandonment costs incurred	(438)	—	—
Benson shares acquired previously (note 2)	—	—	(2,538)
Benson acquisition, net of shares acquired previously (note 2)	—	(26,155)	—
Inventory increase	—	—	(1,038)
Deferred charges	—	1,175	(1,176)

	(9,738)	(86,369)	(35,145)

FINANCING ACTIVITIES
(Decrease) increase in bank loan	(16,798)	29,919	10,106
Issue of common shares, net of costs	613	5,270	154
Share issue expense	—	—	(3)
Note receivable	—	378	179

	(16,185)	35,567	10,436

Increase in cash	—	—	—
Cash, beginning of year	—	—	—

Cash, end of year	$—	$—	$—

Basic cash flow from operations per share (note 8)	$1.28	$2.05	$1.29

Diluted cash flow from operations per share (note 8)	$1.25	$1.87	$1.07

See accompanying notes

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

1.	Summary of Significant Accounting Policies

Southward Energy Ltd. is a publicly traded company engaged in the oil and gas business and is incorporated under the Alberta Business Corporations Act. These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, as follows:

(a)	Basis of Consolidation

These consolidated financial statements include the accounts of Southward Energy Ltd. (the “Company”), its wholly-owned subsidiary, 925011 Alberta Ltd., which together own 100% of the Southward Energy Partnership.

(b)	Capitalized Costs

The Company follows the full cost method of accounting whereby all costs associated with the exploration for, and development of, oil and gas reserves, whether productive or non-productive, are capitalized in a single Canadian cost center. Such costs include land acquisition, drilling, geological and geophysical expenses related to exploration and development activities.

Gains or losses are not recognized upon the disposition of oil and gas properties unless such a disposition would change the depletion rate by 20 percent or more. Gains and losses are recognized upon the disposition of other assets.

(c)	Depletion and Depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment, is provided using the unit of production method based on estimated proved petroleum and natural gas reserves as determined by independent engineers.

The depletion and depreciation base includes total capitalized costs, less costs of unproved properties, net of impairment and future salvage values, plus provision for future development costs of undeveloped reserves, as determined by independent engineers and management estimates.

The relative volumes of oil and natural gas reserves and production are converted to equivalent barrels of oil based on the relative energy content of each product on a 6 to 1 basis.

Furniture, fixtures and office equipment are carried at cost and are depreciated over the estimated useful lives of the assets at annual rates of 20 percent to 30 percent calculated on a declining basis.

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

(d)	Future Site Restoration and Abandonment Costs

The Company annually estimates the future costs associated with the site restoration and abandonment of well sites and facilities by specific areas. An accrual for abandonment is made using the unit of production method. Actual abandonment expenditures are charged as incurred against the accumulated abandonment accrual.

(e)	Ceiling Test Limitations

The Company applies a ceiling test to capitalized costs, net of future income taxes and future site restoration and abandonment costs, to ensure that the net carrying value does not exceed the estimated value of future net revenues from production of proven reserves plus undeveloped properties less future production-related general and administrative expenses, financing costs, estimated future abandonment costs and income taxes. Any reduction in the net carrying value of property and equipment as a result of the ceiling test is charged to operations.

The calculation of future net revenues is based on sales prices, costs and regulations in effect at year-end.

The carrying value of undeveloped property (land and seismic data) is reviewed periodically and written down to net realizable value if impairment is determined.

(f)	Marketable Securities

Marketable securities are carried at the lower of cost and market value.

(g)	Future Income Taxes

The Company accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are measured based on temporary differences between the carrying values of assets and liabilities and their tax bases. Future income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

(h)	Revenue Recognition

Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers.

(i)	Per Share Amounts

Basic earnings per share and basic cash flow from operations per share are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

potential dilution that could occur if options or warrants to purchase common shares were exercised. The treasury stock method is used to determine the dilutive effect of stock options and warrants.

(j)	Financial Instruments

The fair value of the Company’s accounts receivable, deposits and other, and accounts payable and accrued liabilities, approximate the respective carrying values due to their short-term nature. The Company’s bank loan bears interest at a floating market rate; accordingly, the fair value approximates the carrying value.

(k)	Hedging Contracts

The Company may enter into contracts to manage its exposure to commodity price fluctuations. Gains and losses on commodity price hedges are included in income at the time of the sale of the related production.

(l)	Interest Rate and Credit Risk

The Company’s bank loan bears interest at a floating market rate, accordingly, the Company is exposed to interest rate risk. The majority of the Company’s accounts receivable are due from large, reputable companies, therefore management has assessed the risk of credit-related losses as being minimal.

(m)	Joint Ventures

Certain of the Company’s exploration, development and production activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company’s proportionate interest in such activities.

(n)	Stock Option Plan

The Company has granted stock options to certain directors, officers and employees. No compensation expense is recognized for this plan when stock or stock options are issued at market value. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

The Company does not record compensation expense for stock options granted to employees and directors in the financial statements. As now required by CICA section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company discloses what the impact would be using the fair value method for stock options granted or modified subsequent to December 31, 2001.

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

(o)	Bank Loan

The Company has included its revolving loan facility as a current liability on the consolidated balance sheet. This presentation is in accordance with the recommendations set forth by the Emerging Issues Committee of the CICA Abstract (EIC-122), whereby effective January 1, 2002, callable debt obligations to be refinanced are classified as current liabilities.

2.	Benson Acquisition

Effective March 5, 2001, the Company completed the acquisition of all the issued and outstanding shares of Benson Petroleum Ltd. (“Benson”) for $3.05 cash per share, for an aggregate value, including assumed debt, of $93,196,414. Prior to the completion of the acquisition, in December 2000, Southward Energy Ltd. had acquired 1,257,700 common shares of Benson for $2,538,222. Also in conjunction with the acquisition, the Company caused Benson to sell certain oil and gas properties to a third party for cash proceeds of approximately $53 million.

The acquisition has been accounted for using the purchase method of accounting, effective from March 1, 2001.

Consideration given:
Cash for shares	$75,588
Acquisition costs	6,177

81,765
Cash proceeds received on sale	(53,071)

$28,694

Allocation of purchase price:
Property and equipment	$93,196
Future site restoration and abandonment costs	(1,293)
Debt including working capital deficiency	(15,694)
Future income tax liability	(47,515)

$28,694

3.	Disposition of Properties

In January, 2002, the Company disposed of the last of the heavy oil properties acquired with the Benson transaction. Proceeds of the disposition included $1,987,829 cash, a note receivable for $500,000, bearing interest at prime plus two percent, and 3,750,000 common shares of Connacher Oil & Gas Ltd. with a market value of $750,000 at the date of the disposition. The market value of the shares at December 31, 2002 was $1,462,500. The note receivable was repaid in January, 2003.

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

4.	Property and Equipment

	2002	2001

Oil and gas properties	$237,843	$229,860
Furniture and other	661	594

	238,504	230,454
Accumulated depletion and depreciation	(78,233)	(47,753)

	$160,271	$182,701

As at December 31, 2002, $35,370,000 (2001 - $30,265,127) was excluded from the depletion calculation, which was $22,027,000 (2001 - $19,558,000) for undeveloped land and $13,343,000 (2001 - $10,707,127) for unevaluated seismic data.

Total future site restoration and abandonment costs are estimated to be $4,839,000 (2001 - $4,806,000) of which $2,642,000 has been recorded (2001 - $2,669,000).

General and administrative expenses in the amount of $2,074,000 (2001- $1,085,000) relating directly to exploration and development have been capitalized as part of oil and gas properties.

5.	Bank Loan

The Company has a credit facility with a major Canadian bank. This facility is a demand revolving loan facility to a maximum of $65,000,000 bearing interest at prime plus one-half of one percent. Collateral for the facility consists of a general security agreement with a floating charge on land. This facility is subject to an annual review, with the next review being May 31, 2003. No principal repayments have been stipulated by the bank for 2003 provided that the terms of the facility are complied with, and that there is no adverse change in the financial position of the Company. As at December 31, 2002, $47,892,482 (2001 - $64,689,825) was drawn under this loan arrangement.

6.	Income Taxes

Effective January 1, 2000, the Company adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants, “Income Taxes.” The standard was adopted retroactively without restatement of the prior year financial statements. The impact of adoption relating to prior years was to record a future income tax liability of $949,000, decrease the Company’s retained earnings by $431,000 and increase property and equipment by $518,000.

The provision for current and future income taxes differs from the amount computed by applying the combined federal and provincial tax rate of 42.12% (2001 and 2000 - 42.62%) to earnings before income taxes. The difference results from the following:

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

	2002	2001	2000

Computed expected provision (recovery) for income taxes	$(131)	$8,750	$8,471
Effect on taxes of:
Non-deductible crown royalties	4,308	6,270	3,242
Alberta royalty tax credit	(134)	(213)	(230)
Resource allowance	(4,593)	(7,105)	(4,395)
Decrease in provincial tax rate	(685)	(2,677)	—
Capital taxes	119	381	—
Other	(81)	(787)	110

	$(1,197)	$4,619	$7,198

The major components of the future income tax liability at December 31, 2002 and 2001 using the combined federal and provincial income tax rates of 42.12% (2001 - 42.62%) are as follows:

	Future Tax Asset (Liability)

	2002	2001

Property and equipment	$(58,740)	$(59,476)
Future site restoration and abandonment costs	1,133	1,112

Balance, December 31	$(57,607)	$(58,364)

7.	Share Capital

Authorized

Unlimited number of common shares
Unlimited number of preferred shares

Common shares issued:

	2002		2001		2000

	Number	Consideration	Number	Consideration	Number	Consideration

Balance, beginning of year	23,908,157	$22,284	19,517,888	$17,014	19,388,588	$16,864
Shares issued
Exercise of options	462,869	613	583,537	702	123,300	146
Exercise of warrants	—	—	3,806,732	4,568	6,000	7
Share issue costs	—	—	—	—	—	(3)

Balance, end of year	24,371,026	$22,897	23,908,157	$22,284	19,517,888	$17,014

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

Warrants issued and outstanding:

	December 31,			December 31,
	2000	Issued	Exercised	2001 and 2002	Expiry date

2000 issue at $1.20	6,344,562	—	(6,344,562)	—	September 15, 2001

In September 1999, the Company completed a private placement of 6,354,562 common shares in exchange for cash of $3,710,534 and marketable securities of $836,739. Attached to these private placement shares issued were 6,354,562 share purchase warrants. Each warrant entitled the holder to acquire 0.6 of one common share and the purchase price for each whole common share acquired was $1.20. During the year ended December 31, 2000, 10,000 warrants were exercised to acquire 6,000 common shares. The remaining warrants outstanding at December 31, 2000 were exercised during the fiscal year 2001 to acquire 3,806,732 shares.

Stock Options

The Board of Directors has approved the granting of options to certain directors, officers and employees to purchase the Company’s common shares.

A summary of the status and changes in the number of the Company’s stock options is presented below:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding, beginning of year (see note below on re-priced options)	2,086,106	$2.81	1,867,643	$1.39	1,781,443	$1.19
Granted	702,500	$3.10	1,072,000	$5.59	209,500	$2.92
Exercised	(462,869)	$1.32	(583,537)	$1.20	(123,300)	$1.18
Cancelled	(228,300)	$4.21	(270,000)	$4.75	—	—

Outstanding, end of year	2,097,437	$3.08	2,086,106	$3.16	1,867,643	$1.39

Options exercisable, end of year	547,100	$2.54	1,166,606	$1.36	996,337	$1.26

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

Options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
Range of	Number	Life in	Exercise	Number	Life in	Exercise
Exercise Prices	Outstanding	Years	Price	Exercisable	Years	Price

$0.75 - 1.65	540,837	1.4	$0.92	267,600	1.2	$1.03
$2.15 - 3.60	1,230,400	4.1	$3.26	209,700	3.5	$3.31
$6.00 - 6.00	326,200	4.0	$6.00	69,800	4.0	$6.00

	2,097,437			547,100

The Company presently has the maximum number of options allowed under the plan fixed at 4,500,000, which is reduced to 3,084,800 after deducting options previously granted and exercised. This maximum is further restricted so as not to exceed 10 percent of the actual shares issued and outstanding at any time. At December 31, 2002 the number of shares issued and outstanding was 24,371,026 and, therefore, the maximum number of options permitted to be issued was 2,437,103.

The Company re-priced a total of 206,500 stock options with an original average price of $7.14 per share on May 1, 2002 to certain non-management employees. These options were re-priced at $3.60 per share and re-aligned the options more closely with the current market price of the shares.

Beginning of the year weighted average exercise prices have been restated to reflect the re-pricings.

The Company does not record compensation expense for stock options granted to employees and directors in the financial statements because there is no intrinsic value, as defined by CICA section 3870, at the date of grant. Had the fair value method been used, the total expense related to the year ended December 31, 2002 for stock options granted or modified subsequent to December 31, 2001, would be $163,525. The resulting effect would be to decrease net earnings by $163,525 and reduce both basic and diluted earnings per share by $0.01. The fair value of options granted and modified has been estimated using the Black-Scholes option-pricing model assuming a risk free interest rate of 5.1 percent, expected average volatility of 83 percent, expected weighted average life of 5.75 years and no annual dividends paid.

The weighted average fair value of options granted during 2002 was $2.26 at the date grant.

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

8.	Per Share Amounts

	2002	2001	2000

Basic
Earnings per share	$0.04	$0.70	$0.61
Cash flow from operations per share	$1.28	$2.05	$1.29
Weighted average number of shares outstanding	24,093,888	22,599,501	19,452,588
Diluted
Earnings per share	$0.04	$0.64	$0.51
Cash flow from operations per share	$1.25	$1.87	$1.07
Weighted average number of shares outstanding	24,733,283	24,727,002	23,283,800

The number of shares used to calculate diluted earnings and cash flow from operations per share for the year ended December 31, 2002 of 24,733,283 included the weighted average number of shares outstanding 24,093,888 plus 639,395 shares related to the dilutive effect of stock options.

The number of shares used to calculate diluted earnings and cash flow from operations per share for the year ended December 31, 2001 of 24,727,002 included the weighted average number of shares outstanding of 22,599,501 plus 2,127,501 shares related to the dilutive effect of stock options.

The number of shares used to calculate diluted earnings and cash flow from operations per share for the year ended December 31, 2000 of 23,283,800 included the weighted average number of shares outstanding of 19,452,588 plus 3,831,212 shares related to the dilutive effect of stock options and warrants.

The respective exercise price of the stock options and warrants excluded from the diluted earnings and cash flow from operations per share calculations for 2002, 2001 and 2000 exceeded the average market price of the common shares, and therefore the effect would be anti-dilutive.

9.	Cash Flow Information

Changes in non-cash working capital is comprised of the following:

	2002	2001	2000

Accounts receivable	$(2,406)	$1,006	$(7,586)
Deposits and other	(141)	(531)	(20)
Accounts payable and accrued liabilities	(2,127)	4,675	6,927
Income taxes payable	(305)	(608)	—
Marketable securities	—	—	379

	$(4,979)	$4,542	$(300)

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

The following shows the actual cash amounts paid in the current year excluding any accruals:

	2002	2001	2000

Interest paid	$2,451	$3,691	$1,144
Taxes paid	$330	$2,000	$135

10.	Commitments

The nature of the Company’s operations result in exposure to fluctuations in commodity prices. The Company monitors and when appropriate, utilizes financial instruments to manage its exposure to these risks. The Company deals only with major financial institutions and purchasers and does not anticipate non-performance by the counter parties.

The Company uses natural gas agreements to hedge anticipated sales of natural gas. At December 31, 2002, the Company had entered into physical gas contracts at pre-determined prices to sell 2,685,000 gigajoules (GJ) at a weighted average price of $4.67 per GJ in 2003.

Also, at December 31, 2002, the Company had entered into natural gas put option contracts at pre-determined floor prices at a weighted average price of $4.48 for 1,350,000 GJs in 2003.

In addition, in conjunction with the Benson transaction, the Company assumed a commitment to sell 635 GJs per day of natural gas until October 2009 at a price of $1.959 per GJ.

Further, the Company has committed to sell 13,500 barrels of oil at a price of $45.15 per barrel in 2003.

11.	Contingencies

The Company, in the normal course of operations, is subject to a variety of legal and other claims against the Company. Management and the Company’s legal counsel evaluate all claims on their apparent merits, and accrue management’s best estimate of the likely costs to satisfy such claims. Management believes that the outcome of legal and other claims filed against the Company will not have a significant impact on the Company’s financial position, operations or cash flows.

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

12.	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year presentation.

13.	Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects, conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences from U.S. GAAP having a significant effect on the Company’s consolidated balance sheets and consolidated statements of operations and of cash flows are described and quantified below for the years indicated:

(a)	Under U.S. GAAP, the carrying value of petroleum and natural gas property and equipment at the balance sheet date, net of deferred income taxes and accumulated site restoration and abandonment liability, is limited to the present value of after-tax future net revenue from proven reserves, discounted at 10 percent, plus the lower of cost and fair value of unproved petroleum and natural gas properties. Under Canadian GAAP, the “ceiling test” calculation is performed using undiscounted after-tax net revenues, less future estimated general and administrative and financing costs plus the lower of cost and fair value of unproved petroleum and natural gas properties. Had the ceiling test been applied in accordance with U.S. GAAP, a write-down for the year ended December 31, 1997 would have been recorded in the amount of $6,018,000 ($3,400,000 after tax). The application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs for the years ended December 31, 2002, 2001 or 2000, or for any other prior period. Periods for which the ceiling test was calculated using pricing subsequent to the balance sheet date and the resulting impacts are described below.

At June 30, 2001, the net capitalized costs of petroleum and natural gas properties exceeded the present value of estimated future cash flows by $6,947,000 using prices of $2.98 per mcf for natural gas. However, subsequent to June 30, 2001, commodity prices increased to $4.12 per mcf for gas based on pricing as at a date close to the release of the Company’s financial statements. Using the increased subsequent prices at June 30, 2001, the carrying value of the Company’s petroleum and natural gas properties did not exceed the present value of the estimated future cash flows; and accordingly, no further write-down was recorded.

At September 30, 2001, the net capitalized costs of petroleum and natural gas properties exceeded the present value of estimated future cash flows by $29,902,000 using prices of $1.88 per mcf for natural gas and $27.72 per bbl for oil. However, subsequent to September 30, 2001, commodity prices increased to $3.42 per mcf for gas and $23.91 per bbl for oil based on pricing at a date close to the release of the Company’s financial statements. Using the increased subsequent prices at

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

September 30, 2001, the carrying value of the Company’s petroleum and natural gas properties did not exceed the present value of the estimated future cash flows; and accordingly, no further write-down was recorded.

At December 31, 2001, the net capitalized costs of petroleum and natural gas properties exceeded the present value of estimated future cash flows by $11,101,000 using prices of $3.50 per mcf for natural gas and $26.33 per bbl for oil. However, subsequent to September 30, 2001, commodity prices increased to $4.75 per mcf for gas and $34.61 per bbl for oil based on pricing at a date close to the release of the Company’s financial statements. Using the increased subsequent prices at December 31, 2001, the carrying value of the Company’s petroleum and natural gas properties did not exceed the present value of the estimated future cash flows; and accordingly, no further write-down was recorded.

At June 30, 2002, the net capitalized costs of petroleum and natural gas properties exceeded the present value of estimated future cash flows by $15,946,000 using prices of $2.08 per mcf for natural gas and $36.53 per bbl for oil. However, subsequent to June 30, 2002, commodity prices increased to $3.02 per mcf for gas and $39.10 per bbl for oil based on pricing at a date close to the release of the Company’s financial statements. Using the increased subsequent prices at June 30, 2002, the carrying value of the Company’s petroleum and natural gas properties did not exceed the present value of the estimated future cash flows; and accordingly, no further write-down was recorded.

(b)	Prior to 2000, Canadian GAAP required the use of the deferral method of accounting for income taxes. For fiscal periods beginning on or after January 1, 2000, retroactive adoption of the liability method of accounting for income taxes was required, which is substantially the same as Financial Accounting Standards Board Statement No. 109 under U.S. GAAP. Upon adoption of the new recommendation for Canadian GAAP, companies were permitted to record the impact of differences in accounting and tax bases to retained earnings as a one-time transition adjustment, accordingly, cumulative opening retained earnings at January 1, 2000 are the same under both Canadian and U.S. GAAP.

(c)	Under U.S. GAAP, all derivative instruments are to be recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met. As the criteria for hedge treatment was not in place with respect to the Company’s fixed forward price commodity and option contracts, an adjustment of $1,857,000 ($1,075,000 after tax) and $1,848,000 ($1,060,000 after tax) for the years ended December 31, 2002 and 2001, respectively would be required under U.S. GAAP. In addition, a cumulative adjustment amount of $2,471,000 ($1,418,000 after tax) upon adoption of Financial Accounting Standards Board Statement No. 133 would be required at January 1, 2001.

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

(d)	Under U.S. GAAP, all shares designated as available-for-sale are to be recorded in the balance sheet at market value at the end of the period with unrealized gains recorded as other comprehensive income. Under Canadian GAAP, other comprehensive income is not presented, and temporary investments are recorded at market only when the market value of the investments has declined below the carrying value. The impact of recording the shares available-for-resale at market value under U.S. GAAP would result in an increase in the carrying value of the shares of $863,000 and an increase in future income tax liability of $184,000 at December 31, 2002, and an increase in other comprehensive income of $863,000 ($679,000 after tax) for the year ended December 31, 2002.

(e)	As a result of the Canadian — U.S. GAAP differences resulting from the ceiling test write-down as outlined in (a), depletion and depreciation expense and property and equipment under U.S. GAAP would have been decreased for each of the years ended December 31, 2002, 2001 and 2000 in the amount of $563,000, $524,000, and $603,000, respectively. The cumulative decrease in depletion and depreciation expense for years prior to 2000 was $1,407,000.

(f)	Future income taxes have been adjusted for the years ended December 31, 2002, 2001 and 2000 for the tax impact of the Canadian — U.S. GAAP differences outlined in (a) through (e). The impact under U.S. GAAP for each of the years ended December 31, 2002 and 2001 to decrease future income tax expense by $545,000 and $564,000, respectively, and to increase future income tax expense for the year ended December 31, 2000 by $269,000. The cumulative decrease in future income tax expense for years prior to 2000 was $1,992,000.

(g)	Prior to 2001, Canadian GAAP required the use of the imputed earnings method for purposes of the calculation of fully diluted earnings per share. For fiscal periods beginning on or after January 1, 2001, retroactive application of the treasury stock method with restatement of prior periods is required, which is substantially the same as Financial Accounting Standards Board Statement No. 128 under U.S. GAAP. Accordingly, no adjustments are required to conform the diluted earnings per share figures to U.S. GAAP, except for the net income effect of the above-noted Canadian — U.S. GAAP differences identified.

The application of U.S. GAAP would have the following effects on the Statements of Operations and Comprehensive Income:

	Years Ended December 31,

	2002	2001	2000

Net earnings, as reported under Canadian GAAP	$887	$15,912	$11,765
Derivative financial instruments (c)	(1,857)	(1,848)	—
Depreciation, depletion and site restoration (e)	563	524	603

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

	Years Ended December 31,

	2002	2001	2000

Future income taxes (f)	545	564	(269)
Cumulative effect on prior years of FAS 133 adoption, net of tax (c)	—	(1,418)	—

Net earnings, U.S. GAAP	$138	$13,734	$12,099

Other comprehensive income, gain on available-for-sale securities, net of tax (d)	679	—	—

Comprehensive income, U.S. GAAP	$817	$13,734	$12,099

Basic earnings per share, as reported under Canadian GAAP	$0.04	$0.70	$0.61
Effect of increase (decrease) in net earnings under U.S. GAAP	(0.03)	(0.09)	0.01

Basic earnings (loss) per share, U.S. GAAP (g)	$0.01	$0.61	$0.62

Diluted earnings per share, as reported under Canadian GAAP	$0.04	$0.64	$0.51
Effect of increase (decrease) in net earnings under U.S. GAAP	(0.03)	(0.09)	0.01

Diluted earnings per share, U.S. GAAP (g)	$0.01	$0.55	$0.52

The application of U.S. GAAP would have the following effects on the Balance Sheets:

	As At December 31, 2002			As At December 31, 2001

	As	Cumulative		As	Cumulative
	Reported Under	Increase	U.S.	Reported Under	Increase	U.S.
	Canadian GAAP	(Decrease)	GAAP	Canadian GAAP	(Decrease)	GAAP

ASSETS
Marketable Securities (d)	$750	$863	$1,613	$—	$—	$—
Property and equipment (a)(e)	160,271	(2,921)	157,350	182,701	(3,484)	179,217
LIABILITIES
Derivative financial instruments (c)	—	6,176	6,176	—	4,319	4,319
Future income taxes (f)	57,607	(3,701)	53,906	58,364	(3,340)	55,024

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

	As At December 31, 2002			As At December 31, 2001

	As	Cumulative		As	Cumulative
	Reported Under	Increase	U.S.	Reported Under	Increase	U.S.
	Canadian GAAP	(Decrease)	GAAP	Canadian GAAP	(Decrease)	GAAP

SHAREHOLDERS’ EQUITY
Retained earnings (a)(c)(e)(f)	29,061	(5,212)	23,849	28,174	(4,463)	23,711
Accumulated other comprehensive income (d)	—	679	679	—	—	—

The application of U.S. GAAP would have the following effects on the Statements of Cash Flows:

	Years Ended December 31,

	2002	2001	2000

OPERATING ACTIVITIES
Cash flow from operating activities, as reported	$25,923	$50,802	$24,709
Increase (decrease) in:
Net earnings	(749)	(2,178)	334
Depletion and depreciation (e)	(563)	(524)	(603)
Future income taxes (f)	(545)	(564)	269
Derivative financial instruments (c)	1,857	1,848	—
Cumulative effect on prior years of FAS 133 adoption (c)	—	1,418	—

Cash flow from operating activities, U.S. GAAP	$25,923	$50,802	$24,709

Under Canadian GAAP, companies are permitted to present a sub-total prior to changes in non-cash working capital within operating activities. This information is perceived to be useful information for various users of the financial statements and is commonly presented by Canadian public companies. Under U.S. GAAP, this sub-total is not permitted to be shown and would be removed in the statements of cash flows for all periods presented. In addition, cash flow from operations per share figures would not be presented under U.S. GAAP.

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

Recent U.S. Accounting Developments

Statement No. 143, “Accounting for Asset Retirement Obligations” (FAS 143) was released by the Financial Accounting Standards Board (“FASB”) in June 2001. FAS 143 requires liability recognition for retirement obligations associated with tangible long-lived assets. The initial amount of the asset retirement obligation is to be recorded at fair value. The asset retirement cost equal to the fair value of the retirement obligation is to be capitalized as part of the cost of the related long-lived asset and amortized to expense over the useful life of the asset. Enterprises are required to adopt FAS 143 for fiscal years beginning after June 15, 2002. The future impact on the Company’s financial position and results of operations has not yet been determined.

The FASB also recently issued Statement No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets” (FAS 144). FAS 144 will replace previous United States generally accepted accounting principles regarding accounting for impairment of long-lived assets and accounting and reporting for discontinued operations. FAS 144 retains the fundamental provisions of the prior standard for recognizing and measuring impairment losses on long-lived assets. FAS 144 retains the basic provisions of the prior standard for presentation of discontinued operations in the income statement, but broadens that presentation to include a component of an entity rather than a segment of a business. Enterprises are required to adopt FAS 144 for fiscal years beginning after December 15, 2001. The Company adopted the accounting standard effective January 1, 2002. The standard did not have a significant impact on the Company’s financial position as at December 31, 2002 or results of operations for the year then ended.

In April 2002, the FASB issued FAS No. 145, “Rescission of FASB No. 4, 44, and 64, Amendments of FASB Statement No. 13 and Technical Corrections” (FAS 145). FAS 145 clarifies guidance related to the reporting of gains and losses from extinguishment of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. SFAS 145 also amends other existing pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions relating to the reporting of gains and losses from extinguishment of debt were effective beginning January 1, 2003, the future impact of which on the Company’s financial position and results of operations has not yet been determined. All other provisions of this standard have been effective for the Company as of May 15, 2002 and did not have a significant impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146). FAS 146 requires costs associated with exit or disposal activities to be recognized when they are incurred rather than at the date of commitment to an exit or disposal plan. FAS 146 was effective beginning January 1,

SOUTHWARD ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(all tabular amounts are in $ thousands except for share and per share amounts)

2003. The future impact of this standard on the Company’s financial position or results of operations has not yet been determined.

In January 2003, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure re: Amendment of FAS 123”. FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting and the effect of the method on reported results. This statement has no material impact on the Company, as there is no current plan to adopt the fair value method of accounting for stock-based compensation.

14.	Subsequent Events

On March 17, 2003, the Company announced it had entered into an arrangement agreement, pursuant to which all of the outstanding common shares of the Company will be acquired by an unrelated third party for cash proceeds of $4.77 per common share. The transaction is subject to approval by a minimum of 66 2/3 percent of the votes cast by the Company’s shareholders and option holders attending a special meeting that is being held on April 28, 2003 to vote on the transaction, as well as judicial and regulatory approvals.

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1(1)	Articles of Incorporation of the Company dated February 14, 1994.

1.2(1)	Articles of Amendment of the Company dated March 31, 1994.

1.3(1)	Articles of Amendment of the Company dated July 12, 1994.

1.4	Articles of Arrangement of the Company dated May 8, 2002.

1.5	Restated Articles of Incorporation of the Company dated May 8, 2002.

1.6	Articles of Amendment and Restated Articles of the Company dated April 3, 2003.

1.7	Articles of Amendment and Restated Articles of the Company dated April 3, 2003.

1.8(1)	By-Law Number 1 of the Company dated March 31, 1994.

4.1(1)	Stock Option Plan of the Company

10.1	Certification under Section 906 of the Sarbanes-Oxley Act

Note:

(1)	Previously filed by the Company.

I-1