Form 20-F
period 2003-12-31
HAWKER RESOURCES INC
filed 2004-07-16
CIK 1025863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from                     to                     .

Commission File Number 0-29214

HAWKER RESOURCES INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

700, 700 – 2nd Street S.W.
Calgary, Alberta, T2P 2W1
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

Not Applicable.

     As at December 31, 2003, the issuer’s authorized share capital consisted of an unlimited number of Common Shares, an unlimited number of Class A Shares and an unlimited number of preferred shares issuable in series, of which 35,997,200 Common Shares, 3,874,437 Class A Shares and no preferred shares were outstanding. As at June 30, 2004, the issuer’s authorized share capital consisted of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which 41,021,681 Common Shares and no preferred shares were outstanding.

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

“GLJ” means Gilbert Laustsen Jung Associates Limited, independent petroleum engineers, Calgary, Alberta;

“GLJ Report” means the report prepared by GLJ dated March 8, 2004, setting forth certain information relating to certain of the oil and gas reserves of the Company’s properties and the present value of the estimated future net reserves associated with such reserves;

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

“McDaniel Report” means the report prepared by McDaniel dated March 12, 2004, setting forth certain information relating to certain of the oil and gas reserves of the Company’s properties and the present value of the estimated future net reserves associated with such reserves;

“Myriad Company” means Myriad Energy Company, a wholly owned subsidiary of Pointwest;

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

“Pointwest” means Pointwest Energy Inc.;

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

“TSX” means The Toronto Stock Exchange;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

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

“Working Interest” means the percentage undivided interest held by a party in an oil and gas property; and

“Zorin” means Zorin Exploration Ltd.

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

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this document constitute forward-looking statements. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to vary from those described in this document. Should one or more of these risks or uncertainties materialize, or should assumptions

\

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected financial data.

     The following selected financial data, for the periods indicated, has been derived from the Company’s financial statements, which are included elsewhere herein, and was prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). For a description of the material differences between Canadian GAAP and U.S. GAAP with respect to the Company’s financial statements, see note 18 to the financial statements contained herein. The following selected financial data is qualified in its entirety by, and should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects”. The historical results below are not necessarily indicative of the results to be expected for any future period.

     The Company’s financial statements are stated in Canadian Dollars (“CDN$” or “$”).

Selected Consolidated Financial Information
Consolidated Statement of Earnings and Deficit Data

	Pro Forma
	Nine Months Ended September 30, 2003	Year Ended December 31,
	(unaudited)	2003	2002	2001	2000	1999
		(in thousands, except per share amounts)
Earnings Statement Data
Revenues:
Oil and natural gas sales	$70,104	$17,582	$—	$—	$—	$—
Royalties, net	(17,854)	(4,205)	—	—	—	—
Interest and other income	450	565	139	729	1,513	694

Net revenues	52,700	13,942	139	729	1,513	694

Expenses:
Production	6,725	2,028	—	—	—	—
Research and development	—	—	—	9,255	7,889	11,248
General and administrative.	3,099	4,590	1,621	7,106	3,648	3,934
Interest	1,707	679	71	787	1,176	1,434
Depletion, depreciation and asset write-downs	25,968	8,933	26	9,655	1,404	687
Site restoration	550	—	—	—	—	—

Total expenses	38,049	16,230	1,718	26,803	14,117	17,303

	14,651	(2,288)	(1,579)	(26,074)	(12,604)	(16,609)
Earnings (loss) before the following:
Lease abandonment expense	(322)	(502)	—	—	—	—
Operating costs and write-downs associated with assets held For Sale	(179)	(190)	(7,408)	—	—	—
Alberta Heritage Foundation grant settlement	368	368	—	—	—	—
Gain on sale and distribution of Oncolytics shares	—	—	13,067	3,004	—	—
Share of loss from equity investment in Oncolytics	—	—	(314)	(1,831)	(691)	—
Gain on dilution of investment in Oncolytics	—	—	—	357	4,933	1,236
Gain on sale of INH	—	—	—	—	568	—

Earnings (loss) before tax	14,518	(2,612)	3,766	(24,544)	(7,794)	(15,373)
Non-controlling interest	—	—	—	—	—	291
Income tax recovery (expense)	(239)	4,926	—	1,556	(95)	—

Net earnings (loss), Canadian GAAP	$14,279	$2,314	$3,766	$(22,988)	$(7,889)	$(15,082)

Net earnings (loss), U.S. GAAP		$(17,820)	$9,511	$(20,367)	$(12,802)	$(18,535)

Basic and diluted net earnings (loss) per share
Canadian GAAP		$0.14	$0.76	$(4.64)	$(1.63)	$(4.43)
U.S. GAAP		$(1.04)	$1.92	$(4.11)	$(2.65)	$(5.45)
Weighted average number of common and Class A shares outstanding		17,123,542	4,959,937	4,955,199	4,828,812	3,400,342

Selected Financial Information
Balance Sheet Data

	Pro Forma
	Nine Months Ended September 30, 2003	Year Ended December 31,
	(unaudited)	2003	2002	2001	2000	1999
		(in thousands, except per share amounts)
Current assets	$15,391	$15,922	$492	$6,056	$19,137	$12,031
Investments	—	—	—	5,745	7,695	—
Assets held for sale	2,190	2,190	3,500	—	—	—
Property and equipment	156,976	166,990	23	10,783	19,494	21,483

	$174,557	$185,102	$4,015	$22,584	$46,326	$33,514

Current liabilities	$28,163	$33,750	$80	$10,781	$4,195	$4,143
Other liabilities	1,060	3,746	387	387	1,943	2,778
Bank loan	40,406	44,149	—	—	5,910	8,276

Total liabilities	69,629	81,645	467	11,168	12,048	15,197

Shareholders’ equity
Share capital	115,289	110,204	12,741	84,271	84,145	58,834
Contributed surplus	—	132	—	—	—	—
Retained earnings (deficit)	(10,361)	(6,879)	(9,193)	(72,855)	(49,867)	(40,517)

Total	104,928	103,457	3,548	11,416	34,278	18,317

	$174,557	$185,102	$4,015	$22,584	$46,326	$33,514

Shareholders’ equity- U.S. GAAP		$102,502	$3,548	$5,671	$25,912	$14,864

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

     Currency and Exchange Rates

     Canadian Dollar Value for $1.00 U.S. (as published by the Federal Reserve Bank of New York):

     On June 30, 2004, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 U.S. = $ 1.3407 Canadian.

     All exchange rate calculations below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended December 31, 1999	1.4858
Year Ended December 31, 2000	1.4855
Year Ended December 31, 2001	1.5487
Year Ended December 31, 2002	1.5704
Year Ended December 31, 2003	1.4013

	High Rate	Low Rate
January 2004	1.3340	1.2690
February 2004	1,3442	1.3108
March 2004	1.3480	1.3080
April 2004	1.3711	1.3095
May 2004	1.3970	1.3580
June 2004	1.3772	1.3407

     All dollar amounts set forth herein are in Canadian dollars, except where otherwise indicated.

B.	Capitalization and indebtedness.

     Not applicable.

C.	Reasons for the offer and use of proceeds.

     Not applicable.

D.	Risk factors

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

     Uncertainty of Reserve Information

     There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived from exploration and production activities, including many factors that are beyond the control of the Company. The reserve and cash flow information set forth in this annual report represent estimates only. The reserves and estimated future net cash flow from the Company’s properties have been independently evaluated effective December 31, 2003. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Company. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such activities do not achieve the level of success assumed in the evaluations.

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

     The Company

     The Company was incorporated as 599386 Alberta Ltd. under the Business Corporations Act (Alberta) on February 14, 1994 and changed its name to SYNSORB Biotech Inc. on March 31, 1994. Effective May 8, 2002: (i) each former holder of common shares received one new common share for each eight cancelled common shares they previously held; (ii) the stated capital of the Company was reduced in respect of the common shares of the Company by $59,896,000; and (iii) 4,000,235 common shares of Oncolytics Biotech Inc. held by the Company were distributed to its shareholders. By articles of amendment filed on April 3, 2003, the name of the Company was changed to Hawker Resources Inc. and a new class of non-voting equity shares was created. On December 30, 2003, each of Pointwest and its wholly-owned subsidiary, Myriad Company, and the Company amalgamated pursuant to the provisions of the Business Corporations Act (Alberta) under the name Hawker Resources Inc. On December 31, 2003, 1053639 Alberta Ltd., a wholly-owned subsidiary of the Company, and the Company amalgamated pursuant to the provisions of the Business Corporations Act (Alberta) under the name Hawker Resources Inc. On March 17, 2004, Zorin was wound-up into the Company, pursuant to the provisions of the Business Corporations Act (Alberta).

     The head office of the Company is located at 700, 700 – 2nd Street S.W., Calgary, Alberta, T2P 2W1, and its telephone number at that address is (403) 261-6883. The registered office of the Company is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

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

     In January 2003, the Company sold its manufacturing equipment for approximately $940,000 in net proceeds and in February 2003, the Company granted a third party an exclusive license to certain of its patents relating to toxin binding sugars for net proceeds of US $240,000. The Company is continuing to attempt to sell its manufacturing facility and related land.

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

     As a pre-condition to Bidco entering into the arrangement agreement, Southward agreed that, at the direction of Bidco, it would enter into fixed price forward sales contracts in respect of up to 12,875 GJ/d of gas production from the Southward Properties. On March 17, 2003, Southward entered into forward sales contracts in respect of an aggregate of 12,880 GJ/d for the balance of 2003 and the first quarter of 2004.

     On March 31, 2003, the Company acquired the Purchase Option and all of the shares of BidCo for an aggregate consideration of $1.00.

     At the annual and special meeting of the shareholders of the Company held on April 3, 2003 a new board of directors was elected, including the appointment of David Tuer, an experienced oil and gas senior executive, as the new Chairman of the Board and Chief Executive Officer of the Company, and the shareholders approved, among other things: (i) the Financing; (ii) the creation of the Class A Shares; and (iii) the name change to Hawker Resources Inc.

     On April 3, 2003, the Company completed the Financing and issued 223,798 Common Shares and 430,493 Units for aggregate proceeds of approximately $3.7 million. The Units were converted into an aggregate of 6,026,902 Common Shares on May 29, 2003. During the period of March 13, 2003 to April 3, 2003, all outstanding in-the-money stock options were exercised, resulting in the issuance of an additional 275,000 Common Shares for aggregate proceeds of $192,000.

     On April 28, 2003 the Arrangement was approved by the shareholders and option holders of Southward and was also approved by the Court of Queen’s Bench of Alberta. On April 30, 2003, the Arrangement was completed by Southward and BidCo in accordance with the arrangement agreement. Pursuant to the Arrangement, BidCo paid an aggregate of approximately $120 million to the shareholders and option holders of Southward and Southward became a wholly owned subsidiary of BidCo.

     Concurrent with the completion of the Arrangement, Southward completed the sale of all of its oil and gas assets, with the exception of: (i) a 1% interest in the Optioned Properties; and (ii) 100% of the seismic data relating to the Optioned Properties, which were retained by Southward. Prior to the completion of the Arrangement, the Company granted a call option which gives the purchaser of the oil and gas assets of Southward the right to acquire from the Company a 99% interest in the seismic data in respect of the Optioned Properties, for a purchase price of $3,710,000 (the “Purchase Option”).

     On May 30, 2003, pursuant to the Conversion, the securities which comprised the Units were converted into an aggregate of 6,026,902 Equity Shares immediately after a receipt was issued for the Company’s prospectus qualifying the issuance of up to $45,000,900 of Common Shares.

     On June 12, 2003, the Company completed a public offering of 14,286,000 Common Shares at a price of $3.15 per share for aggregate gross proceeds of approximately $45 million. Net proceeds from the offering were used to finance the acquisition of the Optioned Properties.

     On June 30, 2003, the Company exercised the Purchase Option and, accordingly, acquired a 49% interest in the Optioned Properties, and also purchased the 1% undivided interest in the Optioned Properties. At this time, the non-cash working capital of Southward was conveyed to the Company.

     All of the shares of 1022971 Alberta Ltd (including its wholly-owned subsidiary, Southward, and all other subsidiaries) were sold for nominal consideration by the Company to an independent third party on June 30, 2003.

     On August 14, 2003, the Company acquired all of the shares of 1053638 Alberta Ltd. and 1053639 Alberta Ltd., seismic data companies, for an aggregate consideration equal to $1,500,000. On August 19, 2003, the Company subsequently sold all of the shares of 1053638 Alberta Ltd. for $300,000.

     On December 5, 2003, the Company completed a private placement of 2,900,000 flow-through Common Shares at a price of $5.25 per share for gross proceeds of $15,225,000. The Company agreed to renounce to subscribers under this private placement “Canadian Exploration Expense” as defined in the Income Tax Act (Canada) (the “Tax Act”) in the aggregate amount of $15,225,000 with an effective date, for income tax purposes, of on or before December 31, 2003.

     On December 30, 2003, the Company acquired all of the issued and outstanding common shares of Pointwest for an aggregate purchase price of approximately $88 million, inclusive of debt. Prior to such acquisition, Pointwest was an oil and natural gas exploration and production company based in Calgary, Alberta with an asset base within an area primarily in northeastern British Columbia.

     Concurrent with the completion of the acquisition of Pointwest, the Company closed a short form prospectus equity financing of 11,200,000 Common Shares at a price of $4.05 per share for gross proceeds of $43,360,000. The net proceeds from this equity financing were used to partially finance the Company’s acquisition of all of the shares of Pointwest. The balance of the funds required to complete the acquisition were advanced to the Company under an expanded credit facility with the Canadian Imperial Bank of Commerce. Effective December 30, 2003, each of Pointwest and Myriad Company, its wholly-owned subsidiary, was amalgamated into the Company pursuant to the provisions of the Business Corporations Act (Alberta).

     On March 17, 2004, the Company acquired all of the issued and outstanding common shares of Zorin for an aggregate purchase price of a cash payment of approximately $1.5 million and the issuance by the Company of 1,150,000 Common Shares. Prior to such acquisition, Zorin was a publicly-traded junior oil and natural gas exploration company based in Calgary, Alberta with activities in Alberta, Saskatchewan, Ontario and Ohio. Zorin’s average production for 2003 was approximately 218 bbls/d of oil and NGLs and 924 mcf/d of natural gas. The majority of the production from the properties in which Zorin has an interest are operated by Zorin.

     The Company currently intends to continue the business carried on by Zorin in the Granlea, Alberta area and vigorously exploit and develop this property and properties adjacent to Granlea in which the Company has a working interest. The Company may, however, determine to sell all or any portion of remaining properties in which Zorin has an interest and may also choose to operate and exploit such properties in a manner different from that of Zorin. On March 17, 2004 Zorin was wound-up into the Company pursuant to the provisions of the Business Corporations Act (Alberta).

B.	Business overview.

     General Development of the Business

     The Company is a publicly traded Canadian company listed on the TSX (symbol: HKR) engaged in the business of exploring for and developing oil and natural gas reserves in Western Canada and acquiring oil and natural gas properties. The Company intends to report the financial results of its oil and gas activities as one industry segment. For operational purposes, the Company intends to manage all of its oil and gas activities as one integrated unit.

     Corporate Strategy

Vision - The Company’s primary ongoing business objective is to become a full cycle oil and gas company with a dual focus on exploration and development activities and on an active acquisition strategy, with a particular emphasis on natural gas opportunities.

Drilling Program - Management intends to employ a “cheap deep” approach to exploration by implementing a high density drilling program with low cost options to look at deeper horizons, while continuing to seek out additional opportunities to add to the Company’s land base.

Responsible Fiscal Management - Approximately 50% of the Company’s anticipated cash flow will be directed towards the replacement of existing reserves, leaving a significant amount of cash flow available for a focused exploration program or to pay down debt. The Company strives to add value through its drilling and exploration activities and carefully manages its costs, thereby positioning itself to add to its inventory of opportunities and undeveloped land holdings.

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

Focused Production Areas – The Company has high quality, tightly focused properties that management believes can be exploited through additional developmental drilling. The Company’s properties contain close to 100 geophysically and geologically defined locations, and include over 180,000 net acres of undeveloped land.

Emphasis on Gas – The Company’s early stage production will be 100% natural gas. As the Company expands, its portfolio of oil producing properties will increase, but the emphasis on natural gas will remain part of Hawker’s business plan.

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

Advantageous Tax Position – As at December 31, 2003, the Company has non-capital losses and unclaimed expenditures of approximately $ 18,035,000 and $ 6,787,000, respectively, that are available for application against future taxable income. The Company also has approximately $ 5,700,000 of unclaimed investment tax credits available to reduce future year’s income tax.

     Geographic Markets and Revenues

     During the fiscal year ended December 31, 2003, approximately 98% and 2% of the Company’s revenues were generated from Canadian and international customers, respectively. During the fiscal years ended December 31, 2002 and 2001, 100% of the Company’s revenues were generated from customers in Canada. During the fiscal year ended December 31, 2000, approximately 94% and 6% of the Company’s revenues were generated from Canadian and international customers, respectively. During the fiscal years ending December 31, 2002, 2001 and 2000, 100% of the revenues from the Optioned Properties were generated in Canada.

     Seasonality

     The Company expects to have seasonal impacts with regard to its exploration and development program. The Company expects to experience reduced activity in the second quarter of the fiscal year as limitations on the transportation of heavy equipment on municipal roads curtails the ability of drilling rigs and other oilfield equipment to get to and from well sites.

     Commodity Price Volatility

     Crude oil and natural gas prices are volatile and subject to a number of external factors. Prices are cyclical and fluctuate as a result of shifts in the balance between supply and demand for crude oil and natural gas, world and North American market forces, inventory and storage levels, OPEC policy, weather patterns and other factors. In early 2003, the industry initially saw a general strengthening of prices for both oil and natural gas. Currently, tight supply/demand balance has kept prices high for both crude oil and natural gas.

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

     Natural gas prices are greatly influenced by market forces in North America. It is generally believed that natural gas has greater stability than crude oil in terms of short-term pricing as there is a shortage of natural gas production and natural gas storage levels are low. The Company expects natural gas prices to moderate somewhat through 2004, but expect the supply of North American natural gas to continue to be constrained by North American production decline rates.

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

     As occurred in 2002 and 2003, the strength of commodity prices resulted in significantly increased operating cash flows and has led to increased drilling activity. The Canadian Association of Oilwell Drilling Contractors forecasts a 9% decrease in industry drilling in 2004. Even with this predicted decrease, industry activity level will result in competition for oilfield goods and services and may cause drilling and operating costs to increase.

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

     Hawker owns, directly or indirectly, all of the issued and outstanding securities of Mar Oil Company, incorporated in the state of Delaware and registered to carry on business in the state of Ohio.

D.	Property, plant and equipment.

     Description of Properties

The following is a description of the Company’s six principal properties on production or under development.

     Lavoy Area

The Lavoy area is located approximately 100 kilometres east of Edmonton in a well-developed natural gas-prone portion of the Western Canada Sedimentary Basin. Hawker does not operate the property, but owns a 45% average working interest in this property’s land, facilities, and production which from July 1 to December 31, 2003 averaged 14.4 mmcf/d. Hawker has ownership of a large undeveloped land base totalling 142,043 net acres (290,169 gross acres). Geologically, the property is characterized by 14 multi-stacked prospective horizons where hydrocarbons have been proven to exist. Hawker also has a working interest position in 10 processing facilities in the area with gross cumulative capacity of 40 mmcf/d.

In 2003, Hawker increased its net land position at Lavoy by purchasing approximately 3,500 net undeveloped acres through Crown land sales. During the year, Hawker participated in the drilling of 31 natural gas wells of which 23 were cased. As at December 31, 2003, only 12 of these wells had been connected into processing facilities and/or pipelines. The Company and the Lavoy operator are taking steps to accelerate the tie-in process.

Hawker and its partner negotiated a farm–in on additional lands with a major operator in the Lavoy region. Drilling success on these lands will increase Hawker’s land position in 2004.

With a large undeveloped land base, geologically multi-stacked prospective horizons, access to processing facilities and compression, Lavoy is Hawker’s largest core area and one where the Company intends to grow its base production and expand operations.

     Cold Lake/Bonnyville

The Cold Lake/Bonnyville property is located approximately 80 kilometres south of the Cold Lake Air Weapons Range in North Central Alberta. The Cold Lake/Bonnyville property falls outside of the restrictive gas over bitumen area ordered by the Alberta Energy Utilities Board (“EUB”). While Hawker’s drilling operations on the property have not been affected by the order, tie-in and production delays have been experienced.

Hawker assumed operatorship of this property in September 2003 and operates an average of 8 mmcf/d of natural gas production. Net production in 2003 was 2.0 mmcf/d which reflects Hawker’s average 25% working interest in Cold Lake/Bonnyville. Hawker has a solid land position in the area totalling some 12,840 net acres including 4,320 undeveloped net acres (10,240 gross acres). The property consists of 29 well sites and one production facility. Similar to the Lavoy area, Cold Lake’s geology is multi-stacked with five prospective hydrocarbon-bearing horizons.

Two natural gas wells were drilled and connected to processing facilities in late 2003. The wells will begin producing in the first half of 2004 after receiving regulatory approval. Since assuming operatorship, Hawker spent the remainder of 2003 reviewing all aspects of this area in detail: facility capacity, geologic potential, mineral rights availability, as well as possible competition from third-party operators. Hawker is encouraged by the gas exploitation upside of the Cold Lake/Bonnyville area and its potential for contribution to the Company’s future growth.

     North Boundary

The North Boundary project is located 55 kilometres northeast of Fort St. John in British Columbia. Hawker acquired this property through its acquisition of Pointwest on December 30, 2003. The assets in this region fit well within Hawker’s identified area of interest. The development of the project is in its infancy and it offers Hawker a base for future low risk expansion as well as exploration potential. The Company will be focused on exploiting production from this core region for the next several years. Hawker has an average 85% working interest in the 42,000 acre land block, which comprises 25,993 net acres of undeveloped land. Production at December 31, 2003 was approximately 3,100 boe/d, comprising 17 mmcf/d of natural gas and 240 bbls/d of oil and NGLs. Hawker operates 22 natural gas producing wells, and has a 100% working interest in the North Boundary gas processing facility, which has a capacity of 28 mmcf/d of sour gas, 6 mmcf/d of sweet gas and 600 barrels per day of oil and NGLs. At North Boundary, hydrocarbons are produced from eight prospective horizons to a depth of approximately 1,300 metres.

As of year-end, more than 25 prospective locations for exploration or development drilling were identified. With current 3D seismic coverage over the majority of the property, and more seismic to be added in 2004, Hawker expects to expand its presence and production in the area. Hawker believes North Boundary will be a key asset in fuelling the Company’s growth in 2004.

The Company is currently in the process of transferring the permits registered in the name of Pointwest to Hawker in respect of the North Boundary property

     Valhalla

The Valhalla property is located 160 kilometres northwest of Grande Prairie, in north central Alberta. Its multiple geological targets are found at a depth of approximately 1,800 metres in the Cretaceous formations common to Alberta production. Hawker currently has a working interest in 1,940 gross acres with a rolling option farmin on an additional 4,160 gross acres granted by a major resource company.

Three producing wells have been drilled on Hawker’s acreage. The wells have been connected to third party processing facilities in the area. Production at December 31, 2003 was 220 barrels per day, comprising 1 mmcf/d of natural gas and 55 boed/d of oil and NGLs. Two standing wells which have been drilled but are not yet tied into pipelines are expected to be brought on production in 2004. Several re-completion opportunities have also been identified and could be started in 2004.

The surrounding area is dominated by several large oil and gas companies, and offers Hawker limited opportunities for growth beyond 2004. As a result the Company will evaluate future plans for this property, including a possible exchange or sale.

     Chigwell

Chigwell is a grassroots exploration prospect that was developed by Hawker in the second half of 2003. Hawker has reviewed more than 100 existing well data sets to identify the Chigwell opportunity. Hawker acquired its land position at

Chigwell in the third quarter of 2003, with two exploration wells subsequently drilled and cased. Both of these wells tested at commercial flow rates of natural gas from the Basal Quartz/Ellerslie horizon.

This area is well developed in terms of infrastructure, and Hawker has initiated discussions with third party facility operators regarding access to available processing and gathering capacity. Hawker plans to drill two follow-up well locations in early 2004 in conjunction with additional land and seismic data acquisitions.

The Chigwell area is viewed as an emerging focus area for Hawker. The project exemplifies Hawker’s ability to identify drilling opportunities and exploit them quickly.

     Purple Springs

At Purple Springs in southern Alberta, Hawker farmed in on 6,400 gross acres of land where the Company plans to drill and tie in 15 wells by June 30, 2004 to earn a 50% working interest position. The program will capitalize on Hawker’s significant technical experience in developing shallow Medicine Hat gas sands throughout southern Alberta. Future opportunities for the block and offsetting lands involve infill drilling, and gathering and processing of third party natural gas through the facilities Hawker will develop in this area. Exploration prospects for deeper targets in the Viking, Sunburst, and Sawtooth formations may be evaluated as part of the 2004 drilling program.

     Wild River Prospect

The Wild River project is non-operated and constitutes a significant part of Hawker’s 2004 high risk exploration portfolio. Hawker has a 20% working interest in five sections of land as well as the associated seismic coverage. The Wild River prospect is a Nisku pinnacle reef on trend with existing pinnacle reef production to the south. The feature was identified by seismic re-processing and as mapped could have significant gas-in-place relative to the analogous pinnacles in the area. The well located at 8-14-57-23 W5M was spudded in December 2003 and at year-end was drilling forward. Subsequent to year-end the well was cased and is currently being evaluated by Hawker and its partners.

     Other

In conjunction with Hawker’s acquisition of Southward on April 30, 2003, the Company acquired access to a large seismic database covering northeast British Columbia, and extending southeast to the southern Alberta prairies. The database included some 1,250 kilometres of 2D seismic data and 2,750 square kilometres of 3D seismic information. Hawker’s exploration teams have extensively reviewed and re-processed certain data to develop an inventory of potential exploration prospects. Land acquisition strategies have been developed for these prospects and in some cases land has been acquired. Hawker expects to drill two of these prospects in early 2004, and will continue evaluation and land acquisition of the others.

In addition to North Boundary and Valhalla, 10 minor properties were acquired as part of the Pointwest acquisition. The properties are all non-operated with an average working interest of 30%. Net production at December 31, 2003 from the combined properties was 1.8 mmcf/d of natural gas and 22 bbls/d of oil and NGLs. Subsequent to December 31, 2003 and following an evaluation of the properties’ exploitation potential, the Company reached an agreement to sell these properties, with the closing expected at the end of the first quarter of 2004.

Drilling Activity

The following table sets forth the number of gross and net exploratory and development wells in which the Company has participated during the periods indicated.

	Year Ended December 31 (1)
	2003
	Gross Wells (2)	Net Wells (3)
Exploratory
Natural Gas	5	3.0
Crude Oil	—	—
Dry and Abandoned (4)	1	0.5

Total Exploratory	6	3.5

Development
Natural Gas	20	9.6
Crude Oil	2	1.0
Dry and Abandoned (4)	7	3.5

Total Development	29	14.1

Total Drilling Activity	35	17.6

Notes:

(1)	Prior to June 2003, the Company was not engaged in the exploration, development or production of oil or gas and did not hold any interests in any oil or gas properties.

(2)	“Gross wells” means the total number of wells in which the Company has an interest.

(3)	“Net wells” means the number of gross wells multiplied by the Company’s working interest therein.

(4)	“Dry well” means a well which is not a productive well or a service well. A productive well is a well which is capable of producing oil and gas in commercial quantities or in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well. A service well means a well such as a water or gas-injection, water-source or water-disposal well. Such wells do not have marketable reserves of crude oil or natural gas attributed to them but are essential to the production of the crude oil and natural gas reserves.

Location of Wells

The following table sets forth the Company’s interest in producing wells and wells capable of producing as at December 31, 2003.

	Wells(1)
	Producing		Shut-in(4)
Property	Gross(2)	Net(3)	Gross(2)	Net(3)
Lavoy	170	76.5	24	10.8
North Boundary	23	16.1	—	—
Cold Lake/Bonnyville	25	9.3	12	4.8
Valhalla	4	3.2	1	0.7
Other	35	8.0	3	2.0

Total	257	113.1	40	18.3

Notes:

(1)Prior to June 2003, the Company was not engaged in the exploration, development or production of oil or gas and did not hold any interests in any oil or gas properties.

(2)“Gross wells” means the total number of wells in which the Company has an interest.

(3)“Net wells” means the number of gross wells multiplied by the Company’s working interest therein.

(4)“Shut-in Wells” are wells which are capable of economic production or which the Company considers capable of production but which, for a variety of reasons, including but not limited to lack of markets or development, are not currently on production.

Land Holdings

The following table summarizes the undeveloped land of the Company as at December 31, 2003.

Property	Gross Acres (1)	Net Acres (2)
Lavoy	290,169	142,043
Cold Lake/Bonnyville	10,240	4,320
North Boundary	28,710	25,993
Valhalla	640	640
Chigwell	960	960
Wild River	3,200	640
Other	16,464	10,333

Total	350,383	184,929

Notes:

(1)“Gross Acres” means the total acres in which the Company has an interest.

(2)“Net Acres” means the total acres in which the Company has an interest multiplied by the working interest therein.

Production

     Average Daily Production Volumes

Prior to June 2003, the Company was not engaged in the exploration, development or production of oil or gas and did not hold any interests in any oil or gas properties.

The average daily production volumes for the Company for 2003 are set out below.

	2003
	3rd Quarter	4th Quarter	Annual Average
Natural Gas (mmcf/d)	16.7	16.2	16.3
Price ($/mcf)	5.81	5.88	5.84
Royalties	1.57	1.21	1.40
Production Costs	0.55	0.80	0.67
Netback	3.69	3.87	3.77

Selected Reserve Information

The following tables set forth certain information relating to the oil and natural gas reserves of the Company’s properties and the present value of the estimated future net cash flow associated with such reserves as at December 31, 2003. The information set forth below is derived from the McDaniel Report and the GLJ Report which have been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in National Instrument 51-101 (“NI 51-101”) and the COGE Handbook. All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

The Company has a reserves committee of independent board members which reviews the qualifications and appointment of the independent qualified reserves evaluators. The committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluation and review by the independent qualified reserves evaluators.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003

CONSTANT PRICES AND COSTS

	RESERVES
	LIGHT AND		NATURAL		NATURAL GAS
	MEDIUM OIL		GAS		LIQUIDS
	Gross	Net	Gross	Net	Gross	Net
RESERVES CATEGORY	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)
Proved
Developed Producing	164.5	156.2	30,857.9	23,397.4	135.1	105.0
Developed Non-Producing	13.3	13.0	7,255.8	5,490.3	23.3	17.3
Undeveloped	42.5	31.4	885.1	619.3	3.5	2.1

Total Proved	220.3	200.6	38,998.8	29,507.0	161.9	124.4
Probable	68.9	64.9	11,540.5	8,742.7	40.3	30.8

Total Proved Plus Probable	289.2	265.5	50,539.3	38,249.7	202.2	155.2

	NET PRESENT VALUES OF FUTURE NET REVENUE
	BEFORE INCOME TAXES DISCOUNTED AT					AFTER INCOME TAXES DISCOUNTED AT
	(%/year)					(%/year)
	0	5	10	15	20	0	5	10	15	20
RESERVES CATEGORY	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
PROVED
Developed Producing	126,270	109,435	97,321	88,117	80,845	126,270	109,435	97,321	88,118	80,846
Developed Non- Producing	26,674	24,004	21,868	20,118	18,656	26,675	24,004	21,868	20,118	18,656
Undeveloped	2,859	2,250	1,794	1,449	1,183	2,858	2,250	1,794	1,449	1,183

Total proved	155,803	135,689	120,983	109,684	100,684	155,803	135,689	120,983	109,685	100,685
Probable	45,705	34,607	27,591	22,754	19,233	39,644	29,688	23,544	19,385	16,398

Total Proved Plus Probable	201,508	170,296	148,574	132,438	119,917	195,447	165,377	144,527	129,070	117,083

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003

CONSTANT PRICES AND COSTS

						Future		Future
						Net		Net
						Revenue		Revenue
					Well	Before		After
			Operating	Development	Abandonment	Income	Income	Income
Reserves	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
Category	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
Proved Reserves	249,009	56,310	28,198	3,575	5,123	155,803	0	155,803
Proved Plus Probable Reserves	322,286	72,641	36,227	6,696	5,214	201,508	6,061	195,447

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003

CONSTANT PRICES AND COSTS

		FUTURE NET REVENUE
		BEFORE INCOME TAXES &
		ARTC
		(discounted at 10%/year)
RESERVES CATEGORY	PRODUCTION GROUP	(M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-
	products)	373
	Natural Gas (including by-products but excluding solution gas
	from oil wells	108,193

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-
	products)	766
	Natural Gas (including by-products by excluding solution gas
	from oil wells)	132,820

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003

FORECAST PRICES AND COSTS

	RESERVES
	LIGHT AND		NATURAL		NATURAL GAS
	MEDIUM OIL		GAS		LIQUIDS
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)
Proved
Developed Producing	164.5	156.6	30,818.2	23,353.9	135.0	105.0
Developed Non-Producing	13.3	13.0	7,249.8	5,482.3	23.4	17.3
Undeveloped	42.5	32.3	885.1	620.3	3.5	2.1

Total proved	220.3	201.9	38,953.1	29,456.5	161.9	124.4
Probable	69.6	65.4	11,528.7	8,731.4	40.4	31.0

Total Proved Plus Probable	289.9	267.3	50,481.8	38,187.9	202.3	155.4

NET PRESENT VALUES OF FUTURE NET REVENUE

	BEFORE INCOME TAXES DISCOUNTED AT					AFTER INCOME TAXES DISCOUNTED AT
	(%/year)					(%/year)
	0	5	10	15	20	0	5	10	15	20
Reserves Category	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Proved
Developed Producing	107,795	94,662	85,126	77,812	71,976	107,795	94,662	85,126	77,812	71,976
Developed Non- Producing	22,300	20,323	18,706	17,358	16,214	22,300	20,323	18,706	17,358	16,214
Undeveloped	1,867	1,472	1,159	917	728	1,867	1,473	1,159	917	728

Total proved	131,962	116,457	104,991	96,087	88,918	131,962	116,458	104,991	96,087	88,918
Probable	36,293	27,534	22,051	18,286	15,544	36,293	27,533	22,051	18,286	15,544

Total Proved Plus Probable	168,255	143,991	127,042	114,373	104,462	168,255	143,991	127,042	114,373	104,462

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003

FORECAST PRICES AND COSTS

						Future Net		Future Net
					Well	Revenue		Revenue
			Operating	Development	Abandonment	Before	Income	After Income
Reserves	Revenue	Royalties	Costs	Costs	Costs	Income Taxes	Taxes	Taxes
Category	(M$)	(M$)	(M$)	(M$)	(M$)(1)	(M$)(1)	(M$)	(M$)
Proved Reserves	222,255	50,058	30,673	3,650	5,912	131,962	0	131,962
Proved Plus Probable Reserves	285,134	63,824	40,025	6,913	6,117	168,255	0	168,255

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003

FORECAST PRICES AND COSTS

		FUTURE NET REVENUE
		BEFORE INCOME TAXES &
		ARTC (discounted at 10%/year)
RESERVES CATEGORY	PRODUCTION GROUP	(M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-
	products)	310
	Natural Gas (including by-products but excluding solution gas
	from oil wells)	94,955

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-
	products)	602
	Natural Gas (including by-products by excluding solution gas
	from oil wells)	114,703

Notes:

(1)“Gross Reserves” include working interest reserves before the deduction of royalties.

(2)“Net Reserves” include working interest after royalty deductions plus royalty interest reserves.

(3)The net cumulative cash flow forecasts are after direct lifting costs, freehold royalties, Crown mineral taxes and future investments. An allowance for future well abandonment costs for all working interest wells was included, however, no allowance was made for the abandonment of any facilities.

(4)“Royalties” refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

(5) “Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

(6) “Proved Reserves” are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(7) “Probable Reserves” are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(8) “Developed Reserves” are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(9) “Developed Producing Reserves” are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(10) “Developed Non-Producing Reserves” are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(11) “Undeveloped Reserves” are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(12) The pricing assumptions used in the McDaniel Report with respect to net cumulative cash flow as well as the inflation rates used for operating costs are set forth below.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2003

FORECAST PRICES AND COSTS

		OIL
					NATURAL	Edmonton
	WTI	Edmonton	Hardisty	Cromer	GAS(1)	Cond. &
	Cushing	Par Price 40º	Heavy	Medium	AECO Gas	Natural	INFLATION	EXCHANGE
	Oklahoma	API	12º API	29.0º API	Price	Gasolines	RATES	RATE
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/GJ)	($CDn/bbl)	%/Year	($US/Cdn)
Historical
2000	30.31	44.72	27.80	40.10	5.32	46.25	2.7	0.674
2001	25.97	39.60	18.05	32.22	5.15	42.42	2.6	0.646
2002	26.10	39.95	27.60	34.93	3.86	40.65	2.2	0.637
2003	30.95	43.10	27.45	36.90	6.30	43.70	2.0	0.715
Forecast
2004	29.00	37.70	22.70	32.20	5.50	38.45	2.0	0.750
2005	26.50	34.30	21.55	29.71	5.19	35.07	2.0	0.750
2006	25.50	33.00	21.56	28.84	4.87	33.78	2.0	0.750
2007	25.00	32.30	20.63	28.06	4.68	33.10	2.0	0.750
2008	25.00	32.30	20.39	27.97	4.53	33.11	2.0	0.750
2009	25.50	32.90	20.76	28.48	4.57	33.73	2.0	0.750
2010	26.00	33.50	21.11	29.00	4.60	34.34	2.0	0.750
2011	26.50	34.20	21.56	29.61	4.69	35.06	2.0	0.750
2012	27.00	34.80	21.91	30.11	4.78	35.68	2.0	0.750
2013	27.50	35.50	22.35	30.72	4.87	36.40	2.0	0.750
2014	28.10	36.20	22.79	31.32	4.97	37.11	2.0	0.750
2015	28.70	37.00	23.32	32.03	5.08	37.93	2.0	0.750
2016	29.30	37.80	23.85	32.73	5.19	38.75	2.0	0.750
2017	29.90	38.60	24.37	33.43	5.29	39.57	2.0	0.750
2018	30.50	39.30	24.79	34.02	5.40	40.29	2.0	0.750
2019	31.10	40.10	25.30	34.72	5.51	41.11	2.0	0.750
2020	31.70	40.90	25.80	35.41	5.61	41.93	2.0	0.750
2021	32.30	41.70	26.30	36.10	5.72	42.75	2.0	0.750
2022	32.90	42.40	26.69	36.69	5.82	43.47	2.0	0.750
2023	33.60	43.30	27.28	37.47	5.95	44.39	2.0	0.750
Thereafter	33.60	43.30	27.28	37.47	5.95	44.39	0.0	0.750

(13)	Operating costs were escalated at a rate of 2.0% per year. The exchange rate used for the US/Canadian dollar for 2004 was 0.75, for 2005 was 0.75, for 2006 was 0.75, for 2007 was 0.75 and for 2008 and beyond was 0.75.

(14)	For the constant price evaluations, the McDaniel Report used product prices in effect as at December 31, 2003 of $39.76 (Edmonton Par Light) per bbl of oil and $5.87 (Alberta Average) per mmbtu of natural gas.

(15)	McDaniel and GLJ have estimated total capital costs of $6,913,000 and $6,696,000 (undiscounted) in order to achieve the future proved plus probable net revenues, of which $3,684,000 and $3,611,000 will be incurred in 2004 and $2,982,000 and $2,866,000 in 2005 based on Forecast and Constant prices respectively.

(16)	Total burdens include crown, freehold and overriding royalties as well as mineral taxes.

ASSOCIATED AND
	LIGHT AND MEDIUM OIL			NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS
Net
			Net Proved			Proved
	Net	Net	Plus	Net	Net	Plus			Net Proved Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Net Proved	Net Probable	Probable
Factors	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)	(mbbl)	(mmbl)	(mbbl)
December 31, 2002	—	—	—	—	—	—	—	—	—
Extensions	—	—	—	2,892.6	1,207.1	4,099.7	—	—	—
Improved Recovery	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—
Acquisitions	201.9	64.5	267.3	29,571.5	7,524.3	37,095.8	124.4	31.0	155.4
Dispositions	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—
Production	—	—	—	(3,007.6)	—	(3,007.6)	—	—	—
December 31, 2003	201.9	64.5	267.3	29,456.5	8,731.4	38,187.9	124.4	31.0	155.4

Reconciliation of Reserves

Prior to June 2003, the Company was not engaged in the exploration, development or production of oil or gas and did not hold any interests in any oil or gas properties. Accordingly, the Company did not have any reserves prior to June 2003.

Additional Information Relating to Reserves Data

Prior to June 2003, the Company was not engaged in the exploration, development or production of oil or gas and did not hold any interests in any oil or gas properties.

     Undeveloped Reserves

The following table summarizes the gross volumes of proved undeveloped reserves that were first attributed in each of the most recent financial years:

2003
Product
Light and Medium Crude Oil(mbbls)	42.5
Natural Gas (mmcf)	885.1
Natural Gas Liquids (mbbls)	3.5

Total (mbbls)	193.5

The following table summarizes the gross volumes of probable reserves that were first attributed in each of the most recent financial years:

2003
Product
Light and Medium Crude Oil (mbbls)	69.6
Natural Gas (mmcf)	11,528.7
Natural Gas Liquids (mbbls)	40.4

Total (mbbls)	2,031.5

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

     Future Development Costs

The following table outlines development costs deducted in the estimation of future net revenue calculated using no discount.

	2004	2005	2006	2007	2008
	($ Thousands)	($ Thousands)	($ Thousands)	($ Thousands)	($ Thousands)
Reserve Category
Proved Reserves (Constant Prices and Costs)	3,412	150	—	—	12
Proved Reserves
(Forecast Prices and Costs)	3,480	156	—	—	14
Proved & Probable Reserves
(Forecast Prices and Costs)	3,684	2,982	27	27	110

The Company has established a $56 million capital program to fund its exploration and development activities for the 2004 year. Such financing consists of internally generated cash flows and possible proceeds from minor divestitures of interests in non-principal properties acquired pursuant to the acquisitions of Pointwest and Zorin. The Company is currently evaluating the interests acquired pursuant to the acquisitions of Pointwest and Zorin. Any decision to divest any interest in such properties will only be contemplated once such evaluations are complete. The Company’s capital program does not include any corporate acquisition opportunities, which would likely be financed through debt or equity financings.

Other Oil And Gas Information

     Oil and Gas Properties and Wells

As at December 31, 2003, the Company had an interest in 257 gross (113.1 net) producing and 40 gross (18.3 net) non-producing oil and natural gas wells as follows:

	PRODUCING		NON-PRODUCING
	Gross (1)	Net (2)	Gross (1)	Net (2)
Wells
Alberta	234	97.0	40	18.3
British Columbia	23	16.1	—	—

TOTAL	257	113.1	40	18.3

Notes:

(1)“Gross” wells means the number of wells in which the Company has a working interest or a royalty interest that may be convertible to a working interest.

(2)“Net” wells means the aggregate number of wells obtained by multiplying each gross well by the Company’s percentage working interest therein.

     Properties with No Attributed Reserves

The following table sets forth the gross and net acres of unproved properties held by the Company and the net area of unproved property for which the Company expects its rights to explore, develop and exploit to expire during the next year:

UNPROVED PROPERTIES
(acres)

LOCATION	Gross	Net	Net Area to Expire in 2004
Manitoba	80	18	0
Alberta	321,593	158,918	19,757
British Columbia	28,710	25,993	4,180

TOTAL	350,383	184,929	23,937

     Abandonment & Reclamation Costs

An allowance for future well abandonment costs was made for all of the Company’s working interest wells, however, no allowance was made for the reclamation of well sites or the abandonment and reclamation of any facilities.

     Costs Incurred

The following table outlines costs incurred during the financial year ended December 31, 2003.

Property Acquisitions, Dispositions and Capital Expenditures

Nature of cost	Amount ($M)
Property Acquisition Costs
Proved	—
Unproved	—
Exploration Costs	7,592
Development Costs	6,912

Total	14,504

     Exploration and Development Activities

The following table summarizes the results of exploration and development activities during the financial year ended December 31, 2003.

	Gross	Net
Development Wells
Gas	20	9.6
Oil	2	1.0
Service	—	—
Dry	7	3.5
Exploratory Wells
Gas	5	3.0
Oil	—	—
Service	—	—
Dry	1	0.5

Total Wells	35	17.6

The Company intends to continue to develop its principal properties as well as continue its grassroots exploration program to establish new core areas in Alberta and British Columbia. Hawker will continue to target natural gas properties with multiple horizons in the Western Canada Sedimentary Basin. These exploration and development activities will be financed through a $56 million capital program for the 2004 year, which financing consists of internally generated cash flow and proceeds from divestitures of interests in non-principal properties.

     Production Estimates

The following tables summarize the volume of total proved production estimated for 2004 using constant and forecast prices and costs.

	ESTIMATED PRODUCTION
	Constant Prices and Costs	Forecast Prices and Costs
Light and Medium Crude Oil (boe/d)	123	123
Natural Gas (mcf/d)	30,250	30,250
Natural Gas Liquids (boe/d)	111	111

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

Item 5. Operating and Financial Review and Prospects

Overview

     At the Annual and Special Meeting of SYNSORB Biotech Inc. (“SYNSORB”) shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc. Prior to 2002, SYNSORB conducted pharmaceutical drug development activities. On December 10, 2001 SYNSORB terminated development of SYNSORB Cd® including its phase III clinical trials. Subsequent to December 10, 2001 SYNSORB had no drug in active development and was seeking strategic alternatives.

     On June 30, 2003, the conversion of the Company to an oil and gas enterprise was completed when Hawker acquired natural gas properties located in the Lavoy and Cold Lake areas. Hawker’s 2003 operating results reflect the costs of converting Hawker into an oil and gas enterprise and the results of its first six months of oil and gas operations. Accordingly, the 2003 operating results are not directly comparable to the 2002 operating results when the Company was winding down its biotech operations and seeking strategic alternatives.

A.	Operating Results

Year ended December 31, 2003 compared with Year ended December 31, 2002

Production revenue for the year ended December 31, 2003 was $17,582,000. The second half of 2003 marked the commencement of oil and gas operations for the Company and accordingly, there were no production revenues for the year ended December 31, 2002.

All of the Company’s production was natural gas. Natural gas sales volumes for the six months ended December 31, 2003 averaged 16,346 mcf/d and the average price received was $5.84 per mcf. Hawker’s production was from the Lavoy area and the Cold Lake/Bonnyville area.

The majority of the Company’s natural gas production is sold to aggregators and the Company receives AECO spot or AECO month index prices. The Company has entered into commodity price contracts to reduce the volatility of commodity prices and to ensure that funds are available to support planned capital expenditures.

Interest income for the year ended December 31, 2003 was $78,000 versus $32,000 for the year ended December 31, 2002. The increases were due to higher cash balances on hand during the first half of 2003 when the Company did not have bank debt, as compared to 2002.

Other revenue received by the Company during 2003 primarily related to an exclusive license agreement of certain of its patents regarding toxin-binding sugars. Pursuant to this license agreement, the Company received net proceeds of $375,000. The Company also received a milestone payment of $105,000 with respect to the previous sale of its INH Technologies Inc. subsidiary. Other revenue of $107,000 received during the year ended December 31, 2002 also related to a milestone payment received by the Company with respect to the previous sale of its INH Technologies Inc. subsidiary. The Company cannot predict the likelihood, timing or amount of any further milestone or licensing receipts.

Royalty expense for the year ended December 31, 2003 was $4,205,000, or 24% of production revenue. There was no royalty expense for 2002 as the Company did not have oil and gas operations.

Production expense for 2003 was $2,028,000 or $0.67 per mcf, including accretion expense of $100,000. There was no production expense for 2002 as the Company did not have oil and gas operations.

Net general and administrative expense for the year ended December 31, 2003 was $4,590,000, an increase of 183% from the $1,621,000 for the year ended December 31, 2002. The increase in general and administrative expenses was attributable to the addition of staff, use of consultants and increased general administrative costs associated with the Company becoming a fully operational oil and gas entity. General and administrative expenses totalling $564,000 were capitalized for the year ended December 31, 2003.

Interest expense for the year ended December 31, 2003 was $679,000 as compared with $71,000 for the year ended December 31, 2002. The increase in interest expense was a result of using the credit facility as an operating line of credit and to fund asset acquisitions.

Depletion and depreciation expense for the year ended December 31, 2003 was $8,933,000 as compared with $26,000 for the year ended December 31, 2002. On a unit of production basis, depletion and depreciation expense on oil and gas assets was $17.79 per boe for the year ended December 31, 2003. Depletion and depreciation associated with oil and gas assets accounted for the large increase in depletion and depreciation expense for 2003 as compared with 2002. Depreciation expense for 2002 related solely to computer equipment and office furniture and equipment.

In 2003, the Company retroactively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. The new pronouncement requires the Company to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. The liability is subsequently adjusted due to the passage of time, and is recognized as an accretion expense in the statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the capital asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers.

The Company did not have long-lived assets subject to retirement obligations as at December 31, 2002 and therefore this change in accounting policy had no impact on the December 31, 2002 financial statements. The effect of this change on the December 31, 2003 balance sheet was an increase in capital assets of $3,191,000 and the recognition of an asset retirement obligation of $3,499,000. The change in accounting for asset retirement obligations as compared to the site restoration approach resulted in an increase in net earnings of $217,000 for the year ended December 31, 2003 ($0.01 per share).

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock based compensation. Under this new pronouncement, stock based compensation expense is recorded for all stock options granted on or after January 1, 2003. For the year ended December 31, 2003, the impact of the adoption of this standard on the financial statements as at December 31, 2003 was a decrease in net earnings of $132,000 ($0.01 per share) and a corresponding increase in contributed surplus.

During the third quarter of 2003, the Company consolidated its office space. A provision of $322,000 was made during the third quarter for residual lease costs on office space no longer occupied by the Company. This provision was increased by $180,000 to a total of $502,000 during the fourth quarter when sublease arrangements were modified. There was no lease abandonment expense for 2002.

Assets held for sale are comprised of the pharmaceutical manufacturing facility and related manufacturing equipment associated with the former biotech operations of the Company. For the year ended December 31, 2003, operating costs and write-downs associated with assets held for sale were $190,000 as compared with $7,408,000 for the year ended December 31, 2002. During 2003, the Company wrote-down the carrying value of assets held for sale by $145,000 to the estimated net realizable value. During 2002, assets held for sale were written down by a total of $7,097,000.

The Company’s current income tax expense was solely comprised of the Large Corporations Tax, and for the year ended December 31, 2003, totaled $345,000. There was no tax expense for the year ended December 31, 2002. The increase is due to the higher capital base of the Company attributable to the debt and equity financings completed during 2003.

On December 5, 2003, the Company issued 2,900,000 flow-through shares for $15,225,000. In accordance with the agreements between the Company and the flow-through shareholders, the Company renounced $15,225,000 of Canadian Cumulative Exploration Expense as of December 31, 2003. This renunciation gave rise to a future tax liability of $5,271,000. The tax pools of the Company are sufficient to offset this liability and accordingly, a future tax recovery was recognized in an equal amount.

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

B. Liquidity and capital resources

Year ended December 31, 2003 compared with Year ended December 31, 2002

Pursuant to various financing agreements entered into April 3, 2003, the Company raised $3,645,000 through the issue of 430,493 Series A Debentures for $3,616,000, 430,493 Series A Warrants for $12,000, 2,152,465 voting preferred shares for $6,000 and 3,874,437 non-voting preferred shares for $11,000.

Each Series A Warrant entitled the holder thereof to purchase five common shares and nine Class A common shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture. On May 29, 2003, immediately after the issue of a receipt for the prospectus offering common shares for sale and issue, the Series A Warrants were exercised and the Company issued 2,152,465 common shares and 3,874,437 Class A common shares upon the surrender of the voting and non-voting preferred shares and Series A Debentures.

On May 29, 2003, the Company issued a fully marketed prospectus offering of 14,286,000 common shares to the public priced at $3.15 per share. The issuance was fully subscribed and the public offering was completed on June 12, 2003. The Company received $42,301,000, net of underwriting fees.

On December 5, 2003, the Company issued through a private placement, 2,900,000 common shares on a flow-through basis at a price of $5.25 per share. The Company received $14,514,000, net of underwriting fees.

On December 30, 2003, the Company issued, pursuant to a prospectus offering, 11,200,000 common shares at a price of $4.05 per share. The Company received $43,092,000, net of underwriting fees.

On March 31, 2003 the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount and the Company was assigned an option to purchase up to a 49% interest in certain oil and gas properties west of the 4th meridian (“W4M Properties”) owned by Southward Energy Ltd. (“Southward”). On April 30, 2003, 1022971 acquired all of the shares of Southward. Immediately thereafter, Southward sold its oil and gas properties, excluding a 1% undivided interest in the W4M Properties and a 100% interest in seismic data, to an independent third party.

On June 30, 2003, the Company exercised its option to purchase the W4M Properties. Further on June 30, 2003, the Company purchased the 1% undivided interest in the W4M Properties of Southward and the non-cash working capital of Southward was conveyed to the Company. Also on June 30, 2003, all of the shares of 1022971, which included Southward and all of its subsidiaries, were sold for nominal consideration to an independent third party. The total purchase price of the 50% interest in the W4M Properties and non-cash working capital of $71,337,000 was funded by the net proceeds of the prospectus offering and bank debt.

On August 14, 2003, the Company acquired all of the shares of 1053638 Alberta Ltd. and 1053639 Alberta Ltd., seismic data companies. On August 19, 2003, the Company sold all of the shares of 1053638 Alberta Ltd. The net cash consideration paid was $1,200,000. On December 31, 2003, 1053639 Alberta Ltd. was amalgamated with Hawker.

On December 30, 2003, Hawker acquired all of the shares of Pointwest Energy Inc., a privately held oil and gas company with operations in Alberta and B.C., for total consideration of $67,247,000, funded by bank debt and the net proceeds of the December 30, 2003 share issue. Pointwest Energy Inc. was amalgamated with Hawker on December 30, 2003. During the year ended December 31, 2003, the Company spent $14,783,000 on capital asset additions, excluding property acquisitions. There were no capital expenditures during 2002, reflecting the wind-down of the biotech operations of the Company.

Capital Expenditures

(in thousands of dollars)	Year Ended December 31, 2003
Exploration and Development Expenditures
Lease acquisition and retention	$1,916
Geological and geophysical	4,674
Drilling and completion	5,439
Facilities and equipment	2,475

Total Exploration and Development Expenditures	14,504
Other capital assets	279

Total Capital Expenditures	$14,783

During the second half of 2003, the Company participated in the drilling of 36 gross (17.4 net) wells. This resulted in 29 gross (13.9 net) wells and 7 gross (3.5 net) dry holes. As at December 31, 2003, 12 of these wells had been connected into processing facilities and/or pipelines.

For the year ended December 31, 2003, proceeds of $1,173,000 were received on assets held for sale as compared with $44,000 for the year ended December 31, 2002. The assets held for sale relate to the pharmaceutical manufacturing facility and related manufacturing equipment associated with the former biotech operations of the Company.

During the 2003, the Company received proceeds of $192,000 from the exercise of stock options under the stock option plan. The options exercised were granted while the Company was operating as a biotech firm.

The Company has a $54 million extendible revolving term credit facility and a $10 million non-revolving bridge facility. As at December 31, 2003, $9.9 million of the extendible revolving term facility remained unutilized while the $10 million non-revolving bridge facility was fully utilized. The Company plans to use proceeds from oil and gas property sales to fund the repayment of the non-revolving bridge facility. The capacity of the extendible revolving term credit facility, combined with cash flow from operations, is expected to be sufficient to support the Company’s 2004 capital program.

As at December 31, 2003, the Company’s working capital deficiency was $17,828,000, including the bridge financing of $10,000,000, compared to working capital of $412,000 as at December 31, 2002, reflecting the business acquisitions and year end activity level of the Company.

Pursuant to the terms of a technology commercialization agreement pertaining to pharmaceutical drug development, the Company received a grant from the Alberta Heritage Foundation for Medical Research (“AHFMR”) in 1995. The Company was required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty was based on gross sales of SYNSORB related products commencing January 1, 2000 with payments equal to the lesser of 5% of gross sales or $100,000 per annum commencing 90 days after January 1, 2001. Due to the conversion of the Company into an oil and gas enterprise and the nascent stage of the SYNSORB technology, the AHFMR accepted a royalty payment of $18,550 during the third quarter of 2003 in exchange for a full release of Hawker from the terms of the technology commercialization agreement.

Risks and Uncertainties

The Company is engaged in the exploration, development, production and acquisition of crude oil and natural gas. This business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. Financial risks associated with the petroleum industry include fluctuations in commodity prices, interest rates, and currency exchange rates along with the credit risk of the Company’s industry partners. Operational risks include reservoir performance uncertainties, competition, environmental and safety issues, and a complex and changing regulatory environment.

Hawker is taking steps to reduce its business risks by increasing the number of core areas it has and increasing the number of areas it operates. This will spread the operational risks over several areas, reducing the potential impact on Hawker of unfavourable operational issues that may occur at any one area. It will also enable Hawker to control the timing, direction and costs related to exploration and development activities. Environmental and safety risks are mitigated through compliance with provincial and federal environmental and safety regulations, by maintaining adequate insurance, and by adopting appropriate emergency response and safety procedures.

The Company manages commodity pricing uncertainties with a risk management program that encompasses a variety of financial instruments. These include forward sales contracts on natural gas production and financial sales contracts.

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

In addition to the liquidation of assets, the Company may receive milestone payments and royalties with respect to the previous sale of its INH subsidiary or may choose to sell these rights. The Company cannot predict the likelihood, timing or amount of any milestone or royalty receipts.

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

E. Off-balance sheet arrangements.

     We have not entered into any transactions, arrangements or other relationships with unconsolidated, limited purpose entities.

F. Tabular disclosure of contractual obligations.

     Forward Contracts

Pursuant to the exercise of the option to purchase an undivided interest of up to 49% in the Southward Properties, the Company acquired an interest in forward sales contracts and financial hedging contracts with respect to production from the Southward Properties. Such contracts represent 7,645 GJ/d of natural gas as follows:

Transaction Type	Volume (GJ/d)	Contract Price (GJ/d)	Expiry
Costless Collar	4,830	$6.36 - $7.15	March 31, 2004
Fixed	1,610	$6.76	March 31, 2004
Cogeneration Fuel Supply	263	$1.959 - $2.217	October 31, 2008
Daily Declining Profile(1)	841	Netback(2)	October 31, 2011
Reserve Based	101	Netback(3)	Life of reserves

Notes:

(1)	The Company’s obligation under this contract will, on November 1 of each succeeding year, decline to the following:

Date	Obligation (GJ/d)
November 1, 2004	724
November 1, 2005	623
November 1, 2006 and thereafter	568

(2)	TransCanada Pipelines Limited netback pricing.

(3)	Progas Limited netback pricing.

Following December 31, 2003, the Company entered into financial hedging contracts in respect of 28,000 GJ/d of natural gas as follows:

Transaction Type	Volume (GJ/d)	AECO Price (GJ/d)	Term
Collar	5,000	$5.50 - $6.35	April 1, 2004 to October 31, 2004
Collar	8,000	$5.50 - $6.40	April 1, 2004 to October 31, 2004
Collar	5,000	$5.50 - $6.36	April 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.745	April 1, 2004 to June 30, 2004
Fixed Price Swap	5,000	$5.745	August 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.7725	April 1, 2004 to October 31, 2004

The Company has sufficient production to meet these commitments.

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

Number and Percentage of
Common Shares
Name and Municipality of	Position with the		Beneficially Owned or
Residence	Company	Principal Occupation For Past Five Years	Controlled(1)
David A. Tuer	President and Chief	President and Chief Executive Officer and a	825,466 (2.01%)
Calgary, Alberta	Executive Officer and a Director since January 6, 2003	Director of Hawker. Prior to October 2001, President, Chief Executive Officer and a Director of PanCanadian Petroleum Limited

Ronald P. Mathison	Chairman and a	President of Matco Investments Ltd. (a private	3,832,786 (9.34%) (2)
Calgary, Alberta	Director since April 3, 2003	investment company). Prior to 1999, Principal, Peters & Co. Limited

Stan G.P. Grad	Director since April	Independent Businessman	47,050 (0.11%)
Calgary, Alberta	21, 2003

Bruce J. Kenway, C.A.	Director since	Partner, Kenway Mack Slusarchuk Stewart LLP,	70,637 (0.17%)
Calgary, Alberta	March 31, 1994	Chartered Accountants

Martin A. Lambert	Director since April	Partner, Bennett Jones LLP (a law firm). Prior to	54,400 (0.13%) (3)
Calgary, Alberta	3, 2003	May 2000, Chief Executive Officer and a Partner, Bennett Jones LLP

Keith T. Smith	Director since April	President and Chief Executive Officer of zed.i	22,575 (0.06%)
Calgary, Alberta	3, 2003	solutions inc. from April 2001. Prior thereto, Vice President, Corporate Development with zed.i solutions inc. since April 2000 and Executive Vice President of Acanthus Resources Ltd., a private oil and gas company, from August 1998 to April 2000. Prior thereto, Executive Vice President of WestCastle Energy Corp., the Manager of WestCastle Energy Trust, and a Director of WestCastle Acquisition Corp., the operating company of WestCastle Energy Trust from February 1997 to August 1998

Barry R. Herring	Chief Financial	Chief Financial Officer of the Company since	40,725 (0.10%)(4)
Calgary, Alberta	Officer since May 6, 2003	May 6, 2003. Prior thereto, Vice President, Finance and Chief Financial Officer of Southward Energy Ltd. from January 2002 to April 2003, Senior Vice President of Calpine Canada from June 2000 to September 2000, Vice President, Finance and Operations of Quintana Minerals Canada Corp. from May 1999 to June 2000 and Vice President, Finance and Operations of Ocean Energy Inc. from 1997 to 1999.

Number and Percentage of
Common Shares
Name and Municipality of	Position with the		Beneficially Owned or
Residence	Company	Principal Occupation For Past Five Years	Controlled(1)
Terry C. Schmidtke	Chief Operating	Chief Operating Officer of the Company since	62,750 (0.15%) (5)
Calgary, Alberta	Officer since April 21, 2003	April 21, 2003. Prior thereto, Senior Vice President, Central Plains Region for EnCana Company from April 2002 to March 2003, and General Manager of various business units of PanCanadian Petroleum Limited since 1994.

Darrell R. Peterson	Corporate Secretary	Partner, Bennett Jones LLP (a law firm) since	3,575 (0.01%)
Calgary, Alberta	since April 3, 2003	March 2003. Prior thereto, Associate of Bennett Jones LLP

Notes:

(1)	Information as to Common Shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective officers and directors.

(2)	Of these Common Shares, 3,641,286 are owned by Matco Capital Ltd. Matco Capital Ltd. is controlled by Matco Investments Ltd. and Matco Investments Ltd. is controlled by Ronald Mathison. To the knowledge of the Company, the only entities with an interest of greater than 10% in Matco Capital Ltd. are Matco Investments Ltd. and Mountain Moon Capital Inc. To the knowledge of the Company, the only shareholder holding, directly or indirectly, greater than 10% of the outstanding shares of Matco Investments Ltd. is Ronald Mathison and the only shareholders holding, directly or indirectly, greater than 10% of Mountain Moon Capital Inc. are members of Martin Lambert’s immediate family. In addition to his beneficial ownership of Common Shares resulting from his control of Matco Investments Ltd., Mr. Mathison beneficially owns 13,900 Common Shares as a result of shared power to dispose of such shares.

(3)	Excludes 3,641,286 Common Shares held by Matco Capital Ltd. Matco Capital Ltd. is controlled by Matco Investments Ltd. and Matco Investments Ltd. is controlled by Ronald Mathison. To the knowledge of the Company, the only entities with an interest of greater than 10% in Matco Capital Ltd. are Matco Investments Ltd. and Mountain Moon Capital Inc. To the knowledge of the Company, the only shareholder holding, directly or indirectly, greater than 10% of the outstanding shares of Matco Investments Ltd. is Ronald Mathison and the only shareholders holding, directly or indirectly, greater than 10% of Mountain Moon Capital Inc. are members of Martin Lambert’s immediate family.

(4)	Does not include options to acquire 100,000 Common Shares held by this individual.

(5)	Does not include and options to acquire 75,000 Common Shares held by this individual.

B. Compensation.

     Compensation of Executive Officers

     The following table presents, for the most recently completed financial year of the Company, the remuneration of the executive officers in place (collectively, the “Named Executive Officers”). No other executive officer of the Company received a combined salary and bonus of more than $100,000 in the fiscal year ended December 31, 2003.

					Long-Term
		Annual Compensation			Compensation
					Common
					Shares Under
				Other Annual	Options	All Other
Name and Principal		Salary	Bonus	Compensation(1)	Granted	Compensation
Position	Year	($)	($)	($)	(#)	($)
David A. Tuer(2)	2003	175,000	135,000	17,625	—	—
President and Chief Executive Officer
Jim Silye(3)	2003	— (4)	—	—	—	—
President and Chief Executive Officer

					Long-Term
		Annual Compensation			Compensation
					Common
					Shares Under
				Other Annual	Options	All Other
Name and Principal		Salary	Bonus	Compensation(1)	Granted	Compensation
Position	Year	($)	($)	($)	(#)	($)
Barry R. Herring	2003	100,000	60,000	11,122	100,000	—
Senior Vice President, Finance and Chief Financial Officer
Terry Schmidtke	2003	100,000	60,000	10,732	75,000	—
Senior Vice President, Operations and Chief Operating Officer
Joe Straka	2003	90,000 (5)	—	6,519	50,000	—
Director, Exploration

Notes:

(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus.

(2) Appointed Chief Executive Officer on January 6, 2003.

(3) Appointed President and Chief Executive Officer on May 7, 2002. Terminated employment as Chief Executive Officer on January 6, 2003, and terminated employment as President on April 3, 2003.

(4) A corporation controlled by Mr. Silye received $94,577 for consulting services from the period of January 2003 to the end of June 2003.

(5) A corporation controlled by Mr. Straka received $32,807 for consulting services provided to the Company prior to Mr. Straka’s appointment as Director, Exploration.

     The following table details information with respect to the grant of options by the Company to the Named Executive Officers during the fiscal year of the Company ended December 31, 2003.

				Market Value of
				Common Shares
		% of Total Options		Underlying Options
		Granted to	Exercise or Base	on the Date of
	Common Shares Under	Employees in	Price	Grant
Name	Options Granted	Financial Year	($/Common Share)	($/Common Share)	Expiration Date
David A. Tuer	—	—	—	—	—
Jim Silye	—	—	—	—	—
Barry R. Herring	100,000	23.4%	$3.45	$3.45	May 30, 2008
Terry C. Schmidtke	75,000	17.5%	$3.45	$3.45	May 30, 2008
Straka	50,000	11.7%	$3.90	$3.90	July 1, 2008

Notes:

(1)	Pursuant to the material terms of the Company’s stock option plan (the “Stock Option Plan”) under which the options were granted, the exercise price is not less than the closing market price on The Toronto Stock Exchange (“TSX”) on the day preceding the grant and are exercisable after one year as to one-third per year plus the portion of the optioned shares which could have been exercised in a previous year.

(2)	The securities under option represent Common Shares.

     The following table details information with respect to all options of the Company exercised by Named Executive Officers during the last fiscal year of the Company and all options held by Named Executive Officers and outstanding on December 31, 2003.

Value of
			Unexercised Options	Unexercised in the
			at Financial	Money Options at
	Common Shares		Year-End	Financial Year End
	Acquired on	Aggregate Value	Exercisable/unexerci-	Exercisable/unexerci-
	Exercise	Realized	sable	sable
Name	(#)	($)	($)	($)(1)
David A. Tuer	—	—	—/—	—
Jim Silye	75,000	142,750	—/—	—
Barry R. Herring	—	—	—/100,000	—/$165,000
Terry C. Schmidtke	—	—	—/75,000	—/$123,750
Joe Straka	—	—	—/50,000	—/$60,000

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

     Compensation of Directors

     During the fiscal year ended December 31, 2003, no director’s fees were paid.

     Directors of the Company are eligible to receive stock options. During 2003, no options were granted to directors.

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

     Committees of the Board of Directors

     There are currently four committees of the Board of Directors. The Audit Committee is comprised of three directors, two of whom are unrelated directors. The Corporate Governance Committee is comprised of two directors, one of whom is an unrelated director. The Reserves Committee and the Compensation Committee are comprised of two directors, both of whom are unrelated directors. The mandate and activities of each committee are as follows:

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

     Reserves Committee: The Reserves Committee currently consists of Stan Grad and Keith Smith. The responsibilities of the Reserves Committee are to assist the Board of Directors in respect of annual independent evaluations of the Company’s petroleum and natural gas reserves. In that regard, the Reserves Committee has the authority and responsibility for reviewing and reporting to the Board of Directors in respect of the appointment of independent consultants to assist the Company in the annual evaluation of reserves and the scope of the annual evaluation of the reserves by the independent consultants. In addition, the Reserves Committee is responsible for meeting annually with the Company’s senior reserve personnel and the independent consultants of the Company to review and consider the evaluation of the Company’s petroleum and natural gas reserves and to address matters of concern related thereto.

     Compensation Committee: The Compensation Committee currently consists of Martin A. Lambert and Keith T. Smith. The Compensation Committee approves the compensation paid to the Company’s officers and in general the overall compensation paid by the Company to its employees.

     Decisions Requiring the Prior Approval of the Board of Directors

     Each committee of the Board of Directors makes recommendations to the Board on an ongoing basis. Generally, recommendations from a committee of the Board of Directors require the approval of the full Board before they are implemented.

D. Employees.

     As at December 31, 2003, the Company had 14 full-time employees and retained 15 consultants. There has not been any significant change in the number of full-time employees over the last year.

E. Share ownership.

     Information as to share and option information for directors, officers and key employees is discussed above in “Item 6. A. Directors and Senior Management” and in “Item 6. B. Compensation”.

     Stock Option Plan

     Hawker has an incentive option plan (the “Stock Option Plan”), the purpose of which is to develop the interests of the directors, officers, employees and other persons who provide on-going services to the Company in the growth and development of the Company by providing such individuals with the opportunity to acquire an increased proprietary interest in the Company and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with the Company. The total number of shares issuable pursuant to the Stock Option Plan is 2,981,513 Common Shares, representing approximately 7.3% of the outstanding Common Shares as at June •30, 2004. The Company intends to maintain the number of Common Shares issuable pursuant to outstanding stock options at well under 10% of the number of outstanding Common Shares.

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

     As at December 31, 2003, 444,001 options were outstanding with a weighted average exercise price of $4.74 and a weighted average remaining contractual life of 4.46 years. Subsequent to December 31, 2003, an aggregate of 414,200 options were issued with exercise prices ranging from $4.89 to $5.75 and expiry dates during the first six months of 2009. Subsequent to December 31, 2003, 15,000 options with an exercise price of $3.45 and an expiry date of May 30, 2008 were cancelled.

     At the Annual and Special Meeting of Shareholders on April 28, 2004, shareholders approved an amendment to the Stock Option Plan to provide for a cash payment feature.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     The following table sets forth information as of June 30, 2004, with respect to each person known to the Company to own more than 5% of the Common Shares. As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 30, 2004, through the exercise of any option or warrant. Shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. None of the shareholders listed in the table below have voting rights that are different from other holders of Common Shares. The amounts and percentages are based upon 41,021,681 Common Shares issued and outstanding as of June 30, 2004.

	Designation of	Type of
Shareholder	Class	Ownership	Number of Shares	% of Class
Ronald P. Mathison (1)	Common Shares	Note (2)	3,832,786	9.34%
Allan P. Markin	Common Shares	Note (3)	3,812,678	9.29%
Matco Capital (1)	Common Shares	Note (3)	3,641,286	8.88%

Notes:

(1)	Matco Capital Ltd. is controlled by Matco Investments Ltd. and Matco Investments Ltd. is controlled by Ronald Mathison. To the knowledge of the Company, the only entities with an interest of greater than 10% in Matco Capital Ltd. are Matco Investments Ltd. and Mountain Moon Capital Inc. To the knowledge of the Company, the only shareholder holding, directly or indirectly, greater than 10% of the outstanding shares of Matco Investments Ltd. is Ronald Mathison and the only shareholders holding, directly or indirectly, greater than 10% of Mountain Moon Capital Inc. are members of Martin Lambert’s immediate family.

(2)	In addition to his beneficial ownership of Common Shares resulting from his control of Matco Investments Ltd., Mr. Mathison beneficially owns 13,900 Common Shares as a result of shared power to dispose of such shares.

(3)	Legal and beneficial ownership.

     Of the Common Shares issued and outstanding as of June 30, 2004, 40,663,829 were registered to Canadian residents (70 shareholders), 357,421 were registered to residents of the United States (21 shareholders), and 431 were registered to residents of foreign countries (4 shareholders).

     To the best of the Company’s knowledge, the Company is not directly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

B. Related party transactions.

     There are no other related party transactions other than those described below.

     During the year ended December 31, 2003 the Company paid $2,150,000 for legal and advisory services to a law firm, a legal partnership of which one of the directors is a member.

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

Item 9. The Offer and Listing

A. Offer and listing details.

     The issued and outstanding Common Shares of the Company (41,021,696 shares as of June 30, 2004) are listed and posted for trading on The Toronto Stock Exchange under the trading symbol “HKR.” The Common Shares are registered shares.

     The following is a summary of the trading history (in Canadian dollars) of the Common Shares of the Company on the TSX for:

•	the annual high and low market prices for the five most recent full financial years;

•	the quarterly high and low market prices for the two most recent full financial years and any subsequent period; and

•	the high and low monthly market prices for the most recent six months.

	High	Low
Year
Fiscal year ended December 31, 1999	$4.20	$1.75
Fiscal year ended December 31, 2000	$15.00	$1.15
Fiscal year ended December 31, 2001	$2.56	$0.47
Fiscal year ended December 31, 2002(1)	$2.00	$0.26
Fiscal year ended December 31, 2003	$5.50	$0.73
Quarter
Fiscal year ending December 31, 2002
First Quarter	$0.59	$0.26
Second Quarter(1)	$2.00	$0.35
Third Quarter	$1.35	$0.67
Fourth Quarter	$0.87	$0.56
Fiscal year ended December 31, 2003
First Quarter	$3.48	$0.73
Second Quarter	$4.48	$2.62
Third Quarter	$5.50	$3.80
Fourth Quarter	$5.34	$3.80

	High	Low
Most Recent Six Months
January 2004	$5.90	$5.00
February 2004	$5.80	$5.14
March 2004	$5.31	$4.85
April 2004	$5.42	$4.85
May 2004	$5.38	$5.00
June 2004	$5.10	$4.75

Notes:

(1)	On May 8, 2002, each former holder of Common Shares received one new Common Share for each eight cancelled shares they previously held.

B. Plan of distribution.

     Not applicable.

C. Markets.

     The Common Shares are listed for trading on The Toronto Stock Exchange. The Common Shares are not listed for trading on an exchange or in other markets other than The Toronto Stock Exchange.

D. Selling shareholders.

     Not applicable.

E. Dilution.

     Not applicable.

F. Expenses of the issue.

     Not applicable.

Item 10. Additional Information

A. Share capital.

     Not applicable.

B. Memorandum and Articles of Association

     The Company was incorporated as 599386 Alberta Ltd. on February 14, 1994 under Certificate of Incorporation No. 20599386. On March 31, 1994, the Company amended and altered its Articles of Incorporation to change its name to SYNSORB Biotech Inc. Effective May 8, 2002: (i) each former holder of common shares received one new common share for each eight cancelled common shares they previously held; (ii) the stated capital of the Company was reduced in respect of the common shares of the Company by $59,896,000; and (iii) 4,000,235 common shares of Oncolytics Biotech Inc. held by the Company were distributed to its shareholders. By articles of amendment filed on April 3, 2003, the name of the Company was changed to Hawker Resources Inc. and a new class of non-voting equity shares was created. On December 30, 2003, each of Pointwest and its wholly-owned subsidiary, Myriad Company, and the Company amalgamated pursuant to the provisions of the Business Corporations Act (Alberta) under the name Hawker Resources Inc. On December 31, 2003, 1053639 Alberta Ltd., a wholly-owned subsidiary of the Company, and the Company amalgamated pursuant to the provisions of the Business Corporations Act (Alberta) under the name Hawker Resources Inc. On March 17, 2004, Zorin was wound-up into the Company, pursuant to the provisions of the Business Corporations Act (Alberta).

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

     Pursuant to the Company’s Articles, its directors may without the authorization of its shareholders, borrow money on the credit of the Company, issue, re-issue, sell or pledge debt obligations of the Company, give a guarantee on behalf of the Company, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the property of the Company, owned or subsequently acquired, to secure any obligation of the Company. The Company’s directors may also, by resolution, delegate the borrowing powers referred to above to one of its directors, a committee of directors or one of its officers.

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

     Preferred Shares

     The preferred shares are issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors of the Company prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary of involuntary, the preferred shares are entitled to preferences over the Common Shares and any other shares ranking junior to the preferred shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of each series.

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

C. Material contracts.

     Other than contracts entered into in the ordinary course of business, the Company has not entered into any other material contracts in the two years preceding this annual report that continue to exist.

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

E. Taxation.

     The following summary of the material Canadian federal and U.S. federal income tax considerations generally applicable in respect of the holding or disposing of Common Shares is provided by the Company. This summary does not address all possible tax consequences relating to an investment in the Common Shares of the Company. There may be provincial, territorial, state and local taxes applicable to a potential shareholder, depending on the shareholder’s particular circumstances, which are not addressed in this summary. The tax consequences to any particular holder, including a U.S. Holder (defined below) of Common Shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which the holder is subject to taxation, the place where the holder is resident and generally, according to the holder’s particular circumstances.

     United States Federal Income Tax Consequences

     The following is a general discussion of certain material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of Common Shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address all of the tax consequences that may be relevant to a particular holder in light of the holder’s circumstances, or to persons subject to special provisions of federal income tax law, such as those described below. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Canadian Federal Income Tax Consequences” below.

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

     U.S. Holders

     As used herein, a “U.S. Holder” means a holder of Common Shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or entity treated as a corporation for United States federal income tax purposes that is created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, are subject to the alternative minimum tax, hold Common Shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement, or who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own Common Shares as capital assets within the meaning of Section 1221 of the Code. If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of Common Shares that is a partner of a partnership holding Common Shares should consult its own tax advisor with respect to the tax consequences of the purchase, ownership and disposition of Common Shares. This summary does not address the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Common Shares.

     Distribution on Common Shares of the Company

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. See “Foreign Tax Credit” below. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

     Dividends that are received during a tax year beginning before January 1, 2009, by a U.S. Holder that is an individual, an estate or a trust will be taxed at the rates applicable to long-term capital gains (the current maximum rate is 15%), provided that such dividends are received from a “qualified foreign corporation” and the U.S. Holder meets certain holding period requirements. Under guidance published by the U.S. Treasury Department, a corporation organized under the laws of Canada, such as the Company, may be treated as a qualified foreign corporation in the event it is eligible for benefits under the double taxation treaty between the United States and Canada. A Canadian corporation in whose principal class of shares there is “substantial and regular trading” on a recognized securities exchange generally will be eligible for benefits of the treaty. The Company believes it currently satisfies this requirement, although there can be no assurance that it will continue to do so in the future.

     Notwithstanding the foregoing, if the company constitutes a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company,” each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, the company generally will not be treated as a “qualified foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rate applicable to long-term capital gains). As described below, the Company believes that it has qualified, and in the future may qualify, as a passive foreign investment company. Accordingly, dividends, if any, paid in a taxable year in which the Company is a passive foreign investment company or in the next taxable year would not qualify for the preferential capital gains tax rate even if the Company is eligible for the benefits of the U.S. – Canada Income Tax Treaty. At the present time, only limited guidance has been issued that would further clarify the application of these rules.

     In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange of such currency for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

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

     Disposition of Common Shares of the Company

     Subject to the discussion under “Passive Foreign Investment Company,” set forth below, a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of Common Shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares of the Company. This gain or loss will be long-term capital gain or loss if the Common Shares of the Company are held for more than one year. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. Certain significant limitations exist on the deductibility of capital losses by both corporations and individuals.

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

     Controlled Foreign Company

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

     Passive Foreign Investment Company

     Special United States federal income tax rules apply to U.S. Holders of shares in a “passive foreign investment company” (“PFIC”). A PFIC is any non-U.S. corporation if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) 50% or more of the value, determined on the basis of a quarterly average of the Company’s assets in a taxable year, are held for the production of passive income. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock of a second corporation, then for purposes of the tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation. The Company believes that it qualified as a PFIC for the fiscal year ended December 2000, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged. U.S. Holders of Common Shares of the Company are urged to consult their tax advisors with respect to how the PFIC rules affect their tax situation.

     A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation is a PFIC is subject to United States federal income taxation under one of three alternative tax regimes.

     Under the first alternative, provided the Company satisfies certain record keeping requirements, the U.S. Holder may elect to treat the Company as a qualified electing fund (“QEF”). A U.S. Holder that elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be currently taxable, in each taxable year in which the Company qualifies as a PFIC, on his pro rata share of the Company’s ordinary earnings and net capital gain (which will be taxed to the Electing U.S. Holder at ordinary income and capital gains rates, respectively). These amounts are included in income by the Electing U.S. Holder in the taxable year in which the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

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

     A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. Nonetheless, there can be no assurance that the Company will be able to satisfy the record keeping requirements imposed on a QEF and thus that a U.S. Holder may be able to make an effective QEF election and treat the Company as a QEF for any year in which the Company satisfies the definition of a PFIC. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for making an effective QEF election.

     If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and the Company is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Company Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

     A Non-Electing U.S. Holder generally would be required to prorate all gains realized on the disposition of his Company Common Shares and all excess distributions on his Company Common Shares over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation generally must treat this interest charge as “personal interest” which is wholly nondeductible for federal income tax purposes. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

     Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company Common Shares in the hands of the transferee and the basis of any property received in the exchange for those Common Shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The specific tax effects to the U.S. Holder and the transferee may vary based on the manner in which the Common Shares are transferred.

     U.S. Holders that hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). The Company believes that the Common Shares constitute marketable stock for purposes of the mark-to-market election. If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company Common Shares. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Common Shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the Common Shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company Common Shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisor regarding the manner of making such an election.

     U.S. Holders of the Company are urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

     Canadian Federal Income Tax Considerations

     The following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder of one or more Common Shares who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) at all relevant times, is a non-resident of Canada, holds the Common Shares as capital property (other than capital property used in or held in connection with a business being carried on in Canada) and deals at arm’s length with the Company (a “Holder”). This summary does not address the special tax consequences which may apply to a Holder who is an insurer carrying on an insurance business in Canada and elsewhere for the purposes of the Tax Act.

     This summary is based on the current provisions of the Tax Act and the regulations thereunder and the provisions of the Canada-U.S. Income Tax Convention, 1980 (the “Treaty”), an understanding of the current administrative practices of the Canada Revenue Agency, and all specific proposals to amend the Tax Act and the regulations thereunder announced by or on behalf of the Canadian Minister of Finance prior to the date hereof, although there is no certainty that such proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada.

     This summary is of a general nature only, and does not constitute legal or tax advice to any particular Holder and no representation is made with respect to the tax consequences to any particular holder. Consequently, Holders should consult with their own tax advisors with respect to their particular circumstances.

     Dividends

     A Holder will be subject to Canadian withholding tax at the rate of 25%, or such lower rate as may be available under an applicable tax treaty, on the gross amount of any dividends paid or credited (or deemed to be paid or credited) on the Common Shares. By virtue of the Treaty, the rate of any such Canadian withholding tax on dividends paid or credited (or deemed to be paid or credited) to a resident of the United States for the purposes of the Treaty which is the beneficial holder thereof will generally be reduced to 15%, subject to a further reduction to 5% in the case of a U.S. corporate shareholder which owns 10% or more of the outstanding Common Shares of the Company.

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

     A Holder who is a resident of the United States for the purposes of the Treaty and realizes a capital gain on a disposition or deemed disposition of Common Shares that constitute taxable Canadian property to the Holder will only be subject to Canadian tax if the Common Shares derive their value principally from real property situated in Canada. For this purpose, the definition of real property generally includes rights to explore for natural resources and rights to amounts computed by reference to the amount or value of production from such natural resources. The Company is of the view that the value of its Common Shares is currently derived principally from real property situated in Canada however, the determination as to whether Canadian tax would be applicable must be made at the time of the disposition or deemed disposition.

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

     We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company’s principal executive offices at 700, 700 – 2nd Street S.W., Calgary, Alberta, T2P 2W1.

I. Subsidiary information.

     The Company owns all of the issued and outstanding shares of Mar Oil Company, incorporated in the state of Delaware.

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

     As at December 31, 2003, the Company estimates that a $0.01 decrease in the value of the Canadian dollar relative to the United States dollar would have an annualized impact of reducing earnings from operations before taxes by $20,000.

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

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     As of the end of the period covered by this Annual Report on Form 20-F, the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

     There were no significant changes in the Company’s internal controls or in other factors that have materially affected or which could materially affect the Company’s internal controls subsequent to the date the Company carried out its evaluation.

     Pointwest was acquired by the Company on December 30•, 2003. Due to the significance of this acquisition, the financial statements of Pointwest as of and for the years ended December 31, 2001, 2002 and 2003 are included in this annual report. The financial statements of Pointwest for these periods were audited in accordance with Canadian generally accepted auditing standards; however, such financial statements were not audited in accordance with United States generally accepted auditing standards because Pointwest has never been a registrant under the Securities Exchange Act of 1934.

Item 16A. Audit Committee Financial Expert

     Our Board of Directors has determined that Bruce Kenway qualifies as an audit committee financial expert serving on our audit committee.

Item 16B. Code of Ethics

     The Company has adopted a code of business conduct and a corporate disclosure policy, both of which apply to the Company’s Chief Executive Officer, Chief Financial Officer and Controller. A copy of the code and the policy are available, without charge and upon request from the Assistant Corporate Secretary of the Company at the Company’s head office address.

Item 16C. Principal Accountant Fees and Services

     Ernst & Young LLP has served as our independent public accountants for the years ended December 31, 2002 and December 31, 2003. The following table summarizes the aggregate fees for professional audit services and other services rendered by Ernst & Young LLP in the past two years.

     In Canadian dollars

	2002	2003
Audit Fees	$36,583	$66,900
Audit-Related Fees	12,655	44,600
Tax	7,770	1,998
All Other Fees	22,664	206,323

Total	79,672	319,821

     Audit Fees

     Audit fees include fees for professional services rendered in connection with the audit of our annual financial statements set forth in our Annual Report on Form 20-F and services provided by the audit of our annual financial statements set forth in our Annual Report on Form 20-F and services provided by the independent auditors in connection with statutory and regulatory filings or engagements.

     Audit Related Fees

     Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements.

     Tax Fees

     Tax fees are fees for professional services rendered related to tax compliance, tax advice and tax planning.

     All Other Fees

     The Company’s audit committee is required to pre-approve all audit and non–audit services rendered by and approve the engagement fees and other compensation to be paid to the independent accountant and its affiliates. When deciding whether to approve these items, our audit committee takes into account whether the provision of any non-audit service is compatible with the independence standards under the guidelines of the SEC and of the Independent Standards Board. To assist in this undertaking, the audit committee requires the independent accountant to submit a report describing all relationships the independent accountant has with the Company and relevant third parties to determine the independent accountant’s independence.

     The audit committee recommends to the Board the delegation to one or more designated members of the audit committee the authority to grant pre-approvals for audit and non-audit services. The decision of any member to whom the authority is delegated must be presented to the full audit committee.

     The audit committee has approved all engagements listed above.

     All of the hours spent on the audit were done by Ernst & Young LLP.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and affiliated purchases

     Not applicable.

PART III

Item 17. Financial Statements

     The financial statements attached to this document were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between U.S. GAAP and Canadian GAAP. The reconciliation of the financial statements to the United States GAAP is set forth in the notes to the financial statements.

     The following financial statements are filed as part of this annual report, together with the report of the auditors:

Page
Compilation Report on Pro Forma Financial Statements of Ernst & Young LLP dated December 19, 2003	F-2
Unaudited Pro Forma Consolidated Balance Sheet of Hawker as at September 30, 2003	F-3
Unaudited Pro Forma Consolidated Statement of Earnings of Hawker for the nine months ended September 30, 2003 and year ended December 31, 2002	F-5
Notes to the Unaudited Pro Forma Consolidated Financial Statements as at September 30, 2003 and for the nine months ended September 30, 2003 and year ended December 31, 2002	F-7
Audit Report of KPMG LLP dated April 12, 2003 (except for note 11 as to which the date is December 12, 2003)	F-10
Consolidated Balance Sheets of Pointwest as at September 30, 2003 and December 31, 2002 and 2001	F-11
Consolidated Statements of Operations and Retained Earnings (Deficit) of Pointwest for the nine month periods ended September 30, 2003 and 2002, years ended December 31, 2002 and 2001, and period from July 25, 2000 to December 31, 2000
F-12
Consolidated Statements of Cash Flows of Pointwest for the nine month periods ended September 30, 2003 and 2002, years ended December 31, 2002 and 2001, and period from July 25, 2000 to December 31, 2000
F-13
Notes to the Consolidated Financial Statements of Pointwest as at September 30, 2003 and December 31, 2002, 2001 and 2000.	F-14
Audit Report of Ernst & Young LLP dated March 10, 2004 (except for note 17, which is as of March 17, 2004)	F-23
Audited Balance Sheets of Hawker as at December 31, 2003 and December 31, 2002	F-24
Audited Statements of Earnings (Loss) and Deficit of Hawker for the years ended December 31, 2003, 2002 and 2001	F-25
Audited Statements of Cash Flows of Hawker for the years ended December 31, 2003, 2002 and 2001	F-26
Notes to the December 31, 2003, 2002 and 2001 audited Financial Statements of Hawker	F-27
Audit Report of Deloitte & Touche LLP dated April 21, 2003	Note 1
Audited Statements of Revenues and Operating Expenses relating to the proposed acquisition by Hawker of the Optioned Properties for each of the years ended December 31, 2002, 2001 and 2000	Note 1
Notes to the December 31, 2002, 2001 and 2000 audited Statements of Revenues and Operating Expenses	Note 1
Audit Report of Deloitte & Touche LLP dated March 17, 2003 Audited Consolidated Balance Sheets of Southward as at December 31, 2002 and December 31, 2001	Note 1
Audited Consolidated Statements of Operations and Retained Earnings of Southward for the years ended December 31, 2002, 2001 and 2000	Note 1
Audited Consolidated Statements of Cash Flows of Southward for the years ended December 31, 2002, 2001 and 2000	Note 1
Notes to the December 31, 2002, 2001 and 2000 audited Consolidated Financial Statements of Southward	Note 1

Note 1 – Previously filed by the Company

Item 18. Financial Statements

     Not applicable.

Item 19. Exhibits

     The following exhibits are filed as part of this annual report:

Exhibit
Number	Description
1.1(1)	Articles of Incorporation of the Company dated February 14, 1994

1.2(1)	Articles of Amendment of the Company dated March 31, 1994.

1.3(1)	Articles of Amendment of the Company dated July 12, 1994.

1.4(1)	Articles of Arrangement of the Company dated May 8, 2002.

1.5(1)	Restated Articles of Incorporation of the Company dated May 8, 2002.

1.6(1)	Articles of Amendment and Restated Articles of the Company dated April 3, 2003.

1.7(1)	Articles of Amendment and Restated Articles of the Company dated April 3, 2003.

1.8	Articles of Amalgamation and Registration Statement of the Company dated December 30, 2003

1.9	Articles of Amalgamation and Registration Statement of the Company dated December 30, 2003

1.10	Articles of Amalgamation and Registration Statement of the Company dated December 31, 2003

1.11	Articles of Amendment and Restated Articles of the Company dated May 3, 2004

1.12(1)	By-Law Number 1 of the Company dated March 31, 1994.

4.1(1)	Stock Option Plan of the Company

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Note:

(1)	Previously filed by the Company.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

HAWKER RESOURCES INC.

By:	/s/ David A. Tuer
Chief Executive Officer

Dated: July 15, 2004

Table of Contents — Financial Statements.

Page
Compilation Report on Pro Forma Financial Statements of Ernst & Young LLP dated December 19, 2003	F-2
Unaudited Pro Forma Consolidated Balance Sheet of Hawker as at September 30, 2003	F-3
Unaudited Pro Forma Consolidated Statement of Earnings of Hawker for the nine months ended September 30, 2003 and year ended December 31, 2002	F-5
Notes to the Unaudited Pro Forma Consolidated Financial Statements as at September 30, 2003 and for the nine months ended September 30, 2003 and year ended December 31, 2002	F-7
Audit Report of KPMG LLP dated April 12, 2003 (except for note 11 as to which the date is December 12, 2003)	F-10
Consolidated Balance Sheets of Pointwest as at September 30, 2003 and December 31, 2002 and 2001	F-11
Consolidated Statements of Operations and Retained Earnings (Deficit) of Pointwest for the nine month periods ended September 30, 2003 and 2002, years ended December 31, 2002 and 2001, and period from July 25, 2000 to December 31, 2000
F-12
Consolidated Statements of Cash Flows of Pointwest for the nine month periods ended September 30, 2003 and 2002, years ended December 31, 2002 and 2001, and period from July 25, 2000 to December 31, 2000
F-13
Notes to the Consolidated Financial Statements of Pointwest as at September 30, 2003 and December 31, 2002, 2001 and 2000.	F-14
Audit Report of Ernst & Young LLP dated March 10, 2004 (except for note 17, which is as of March 17, 2004)	F-23
Audited Balance Sheets of Hawker as at December 31, 2003 and December 31, 2002	F-24
Audited Statements of Earnings (Loss) and Deficit of Hawker for the years ended December 31, 2003, 2002 and 2001	F-25
Audited Statements of Cash Flows of Hawker for the years ended December 31, 2003, 2002 and 2001	F-26
Notes to the December 31, 2003, 2002 and 2001 audited Financial Statements of Hawker	F-27

COMPILATION REPORT ON
PRO FORMA FINANCIAL STATEMENTS

To the Directors of Hawker Resources Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Hawker Resources Inc. (the “Company”) as at September 30, 2003 and unaudited pro forma consolidated statement of earnings for the nine months then ended and for the year ended December 31, 2002, and have performed the following procedures:

1.	Compared the figures in the columns captioned “Hawker Resources Inc.” to the unaudited consolidated financial statements of the Company as at September 30, 2003 and for the nine months then ended, and the audited financial statements of the Company for the year ended December 31, 2002, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Pointwest Energy Inc.” (“Pointwest”) to the unaudited consolidated financial statements of Pointwest as at September 30, 2003 and for the nine months then ended and the audited consolidated financial statements of Pointwest for the year ended December 31, 2002, respectively, and found them to be in agreement.

3.	Compared the figures in the columns captioned “W4M Properties Acquired” to the unaudited statement of revenues and operating expenses for the six months ended June 30, 2003 and the audited statement of revenues and operating expenses for the year ended December 31, 2002, respectively, and found them to be in agreement.

4.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

5.	Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Hawker Resources Inc.”, “Pointwest Energy Inc.” and “W4M Properties Acquired” as at September 30, 2003 and for the nine months then ended, and for the year ended December 31, 2002, and found the amounts in the column captioned “Pro forma” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada	(Signed) Ernst & Young LLP
December 19, 2003	Chartered Accountants

Hawker Resources Inc.

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2003
(Unaudited)

	Hawker	Pointwest
	Resources	Energy	Pro forma
	Inc.	Inc.	adjustments		Pro forma
[thousands of Canadian dollars]	$	$	$	Notes	$
ASSETS
Current
Cash	—	220	(74,473)	2(b)	—
			42,452	2(d)
			21,801	2(e)
			10,000	2(f)
Accounts receivable	8,777	5,267			14,044
Deposits and prepaid expenses	1,030	317			1,347

	9,807	5,804	(220)		15,391
Assets held for sale	2,190	—			2,190
Capital assets	69,684	56,492	30,800	2(b)	156,976

	81,681	62,296	30,580		174,557

See accompanying notes to unaudited pro forma consolidated financial statements

Hawker Resources Inc.

PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2003
(Unaudited)

	Hawker	Pointwest
	Resources	Energy	Pro forma
	Inc.	Inc.	adjustments		Pro forma
[thousands of Canadian dollars]	$	$	$	Notes	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	10,314	12,599			22,913
Bank loan	—	5,250			5,250

	10,314	17,849	—		28,163
Bank loan	23,119	—	21,801	2(e)	40,406
			10,000	2(f)
			(14,514)	2(g)
Leasehold inducements	140	—			140
Future income taxes	—	10,729	(10,729)	2(b), 3	—
Future site restoration and abandonment costs	146	774			920

	33,719	29,352	6,558		69,629

Shareholders’ equity
Share capital	58,323	24,901	(24,901)	2(b)	115,289
			42,452	2(d)
			14,514	2(g)
Retained earnings (deficit)	(10,361)	8,043	(8,043)	2(b)	(10,361)

	47,962	32,944	24,022		104,928

	81,681	62,296	30,580		174,557

See accompanying notes to unaudited pro forma consolidated financial statements

On behalf of the Board:

(Signed) “David A. Tuer”	(Signed) “Ronald P. Mathison”

Director	Director

Hawker Resources Inc.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the nine months ended September 30, 2003
(Unaudited)

	Hawker	W4M	Pointwest
	Resources	Properties	Energy	Pro forma
[thousands of Canadian dollars except per	Inc.	Acquired	Inc.	adjustments		Pro forma
share amounts]	$	$	$	$	Notes	$
Revenue
Oil and natural gas sales	8,786	21,248	40,070			70,104
Royalties, net	(2,389)	(5,757)	(9,708)			(17,854)
Interest income	68	—	—			68
Other	382	—	—			382

	6,847	15,491	30,362			52,700

Expenses
Production	838	1,795	4,092			6,725
General and administrative	2,329	—	770			3,099
Interest	267	—	213	1,227	2(a,e,f,g)	1,707
Depletion and depreciation	4,196	—	11,475	10,297	2(c)	25,968
Site restoration	146	—	404			550

	7,776	1,795	16,954	11,524		38,049

Earnings (loss) before the following:	(929)	13,696	13,408	(11,524)		14,651
Lease abandonment expense	(322)	—	—			(322)
Operating costs and write-downs associated with assets held for sale	(179)	—	—			(179)
Alberta Heritage Foundation grant settlement	368	—	—			368

Earnings (loss) before income taxes	(1,062)	13,696	13,408	(11,524)		14,518
Income tax expense (recovery)	106	—	5,526	(5,393)	3	239

Net earnings (loss)	(1,168)	13,696	7,882	(6,131)		14,279

Earnings per share [note 4]						0.36

See accompanying notes to unaudited pro forma consolidated financial statements

Hawker Resources Inc.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the year ended December 31, 2002
(Unaudited)

	Hawker	W4M	Pointwest
	Resources	Properties	Energy	Pro forma
[thousands of Canadian dollars except per	Inc.	Acquired	Inc.	adjustments		Pro forma
share amounts]	$	$	$	$	Notes	$
Revenue
Oil and natural gas sales	—	24,395	20,249			44,644
Royalties, net	—	(6,088)	(4,701)			(10,789)
Interest income	32	—	27			59
Other	107	—	—			107

	139	18,307	15,575			34,021

Expenses
Production	—	3,708	3,435			7,143
General and administrative	1,596	—	1,193			2,789
Interest	71	—	137	2,425	2(a,e,f,g)	2,633
Maintenance of patents	243	—	—			243
Depletion, depreciation and asset write-downs	7,216	—	6,916	15,510	2(c)	29,642
Site restoration	—	—	249			249

	9,126	3,708	11,930	17,935		42,699

Earnings (loss) before the following:	(8,987)	14,599	3,645	(17,935)		(8,678)
Gain on sale and distribution of Oncolytics shares	13,224	—	—			13,224
Share of loss from equity investment in Oncolytics	(471)	—	—			(471)

Earnings (loss) before income taxes	3,766	14,599	3,645	(17,935)		4,075
Income tax expense (recovery)	—	—	1,822	(1,510)	3	312

Net earnings (loss)	3,766	14,599	1,823	(16,425)		3,763

Earnings per share [note 4]						0.09

See accompanying notes to unaudited pro forma consolidated financial statements

Hawker Resources Inc.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2003 and for the Nine Months Ended September 30, 2003 and Year Ended
December 31, 2002
(Unaudited)
(thousands of Cdn. dollars, except share and per share amounts)

1.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in the short form prospectus of Hawker Resources Inc. (“Hawker”) dated December 19, 2003 relating to the sale and issue of 11,200,000 common shares and in the opinion of management contain all adjustments necessary for fair presentation. These unaudited pro forma financial statements are based on the historical financial statements of Hawker and Pointwest Energy Inc. (“Pointwest”) and historical statements of revenues and operating expenses of the W4M properties acquired from Southward Energy Ltd. (“Southward”), together with other information available to Hawker management.

The unaudited pro forma financial statements have been prepared to give effect to the following transactions:

(a)	the operating revenues and expenses for the period January 1, 2003 to June 30, 2003 and for the year ended December 31, 2002 of the 50% interest in certain oil and gas properties west of the fourth meridian (“W4M Properties”) acquired by Hawker on June 30, 2003 from Southward;

(b)	the proposed acquisition of Pointwest accounted for under the purchase method of accounting for cash consideration of $74,473;

(c)	the sale and issue of flow-through common shares on December 5, 2003; and

(d)	the sale and issue of 11,200,000 common shares and application of the net proceeds thereof, and borrowings of $31,801 under bank loans in connection with the proposed acquisition of Pointwest.

These pro forma financial statements are not necessarily indicative of the results that actually would have occurred if the transactions reflected herein had been in effect on the dates indicated or of the results which may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with:

(a)	the December 31, 2002 audited financial statements of Hawker;

(b)	the December 31, 2002 audited financial statements of Pointwest;

(c)	the unaudited consolidated financial statements of Hawker as at and for the nine months ended September 30, 2003;

(d)	the unaudited consolidated financial statements of Pointwest as at and for the nine months ended September 30, 2003;

(e)	the audited statement of revenues and operating expenses of the W4M properties acquired from Southward for the year ended December 31, 2002; and

(f)	the unaudited statement of revenues and operating expenses of the W4M properties acquired from Southward for the six month period ended June 30, 2003.

Hawker Resources Inc.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2003 and for the Nine Months Ended September 30, 2003 and Year Ended
December 31, 2002
(Unaudited)
(thousands of Cdn. dollars, except share and per share amounts)

2.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma balance sheet gives effect to the transactions as if they occurred on September 30, 2003 and the pro forma statements of earnings give effect to the transactions as if they occurred on January 1, 2002. The revenues and operating expenses of the W4M properties for the period from the date of acquisition on June 30, 2003 to September 30, 2003 are included in the unaudited interim consolidated statement of earnings and deficit for the nine months ended September 30, 2003 of Hawker. Accordingly, the pro forma adjustments with respect to the W4M properties in the nine month pro forma consolidated statement of earnings are only for the six month period from January 1, 2003 to June 30, 2003.

The accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in Hawker’s audited financial statements for the year ended December 31, 2002 and unaudited financial statements for the nine months ended September 30, 2003.

These pro forma consolidated financial statements give effect to the following transactions, assumptions and adjustments:

Acquisition of 50% interest in W4M properties

(a)	interest at 5.25% on $24,600 in bank loans obtained to finance the acquisition amounting to $417 for the six months ended June 30, 2003 and $1,294 for the year ended December 31, 2002;

Acquisition of Pointwest

(b)	The acquisition of Pointwest using the purchase method of accounting and a preliminary allocation (which may be subject to additional adjustments) of the purchase price to the fair value of the assets and liabilities acquired for purposes of preparing these unaudited pro forma financial statements is as follows:

$
Cash	220
Accounts receivable	5,267
Prepaids	317
Oil and gas properties	87,292

Total assets	93,096
Accounts payable and accrued liabilities	(12,599)
Bank loan	(5,250)
Future site restoration and abandonment	(774)

Net cash cost	74,473

Hawker Resources Inc.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2003 and for the Nine Months Ended September 30, 2003 and Year Ended
December 31, 2002
(Unaudited)
(thousands of Cdn. dollars, except share and per share amounts)

The adjustments to the Pointwest financial statements to reflect the above purchase allocation are as follows:

$
Capital assets	30,800
Elimination of share capital	24,901
Elimination of retained earnings	8,043
Future income taxes	10,729

Net cash cost	74,473

(c)	the provision for depletion and depreciation reflects an increase of $10,297 resulting from the oil and gas properties acquired in 2(a) and 2(b) for the nine month period ending September 30, 2003 and $15,510 for the year ended December 31, 2002;

Sale and issue of shares and application of net proceeds, and bank borrowings

(d)	the net proceeds of this offering of 11,200,000 common shares by Hawker amounting to $42,452;

(e)	the proceeds of a bank loan for $21,801 with interest at 5.25% amounting to $856 for the nine month period ending September 30, 2003 and $1,193 for the year ended December 31, 2002;

(f)	the proceeds of a bridge bank loan facility for $10,000 with interest at 7.00% amounting to $524 for the nine month period ending September 30, 2003 and $700 for the year ended December 31, 2002; and

Sale and issue of flow-through common shares

(g)	the net proceeds of a private placement of 2,900,000 common shares on a flow-through basis of $14,514 reflected as a repayment on the bank loans in (e) and (f) above and the related interest expense reduction of $570 for the nine month period ending September 30, 2003 and $762 for the year ended December 31, 2002.

3.	INCOME TAXES

At September 30, 2003, Hawker had large non-capital losses and unclaimed expenditures for income tax purposes, the benefit of which has not been recorded in the financial statements. These unrecorded future income tax assets exceeded the total future tax liabilities arising from pro forma adjustments, including differences between the financial reporting and tax bases of assets recorded in the Pointwest acquisition. Accordingly, it has been assumed that the benefit of these future tax assets would be recorded to offset any future income tax liabilities. The income tax expense recorded in the pro forma consolidated statements of earnings reflects the large corporations tax that would be incurred based on the unaudited pro forma consolidated financial statements.

4.	EARNINGS PER SHARE

The pro forma earnings per share is based on the number of Hawker shares outstanding at September 30, 2003 (21,897,200 common shares and 3,874,437 class A shares) adjusted to account for the issue of 11,200,000 common shares under this offering in (d) and the issue of 2,900,000 common shares in (g) above as if these shares had been issued January 1, 2002.

Report of Independent Registered
Public Accounting Firm

To the Board of Directors of
Hawker Resources Inc.

We have audited the consolidated balance sheets of Pointwest Energy Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the two-year period ended December 31, 2002 and for the period from July 25, 2000 to December 31, 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2002 and for the period from July 25, 2000 to December 31, 2000 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 12 to the financial statements

(signed) KPMG LLP
Chartered Accountants

Calgary, Canada
April 12, 2003, except for note 11 as to which the date is December 12, 2003

Pointwest Energy Inc.
Consolidated Balance Sheets

	September 30,	December 31,	December 31,
	2003	2002	2001
	(unaudited)
Assets
Current
Cash and cash equivalents (note 4)	$219,815	$243,223	$8,731,454
Accounts receivable	5,267,443	5,353,302	935,728
Prepaid expenses and deposits	316,776	177,969	144,536

	5,804,034	5,774,494	9,811,718
Property and equipment (note 5)	56,492,081	42,618,103	13,536,024

	$62,296,115	$48,392,597	$23,347,742

Liabilities
Current
Accounts payable and accrued liabilities	$12,599,416	$12,581,545	$2,891,134
Demand credit facility (note 6)	5,250,000	5,150,000	—

	17,849,416	17,731,545	2,891,134
Provision for site restoration and abandonment	774,183	370,283	121,683
Future income taxes (note 8)	10,728,577	5,228,577	3,445,181

	29,352,176	23,330,405	6,457,998

Shareholders’ Equity
Share capital (note 7)	24,900,551	24,900,551	18,551,551
Retained earnings (deficit)	8,043,388	161,641	(1,661,807)

	32,943,939	25,062,192	16,889,744

	$62,296,115	$48,392,597	$23,347,742

Subsequent event (note 11)

On behalf of the Board

(signed)          David A. Tuer          Director                    (signed)          Ronald P. Mathison          Director

See accompanying notes

Pointwest Energy Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)

	Nine months ended				Period from July 25
	September 30		Years ended December 31		to December 31
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)
Revenue
Petroleum and natural gas sales	$40,069,997	$8,555,195	$20,248,861	$1,120,382	$—
Royalties, net of ARTC	(9,707,815)	(1,806,422)	(4,701,366)	(149,667)	—

	30,362,182	6,748,773	15,547,495	970,715	—
Interest and other income	—	27,731	27,731	288,049	14,723

	30,362,182	6,776,504	15,575,226	1,258,764	14,723

Expenses
Production	4,091,978	1,945,965	3,435,315	483,000	—
General and administrative	770,593	689,378	1,193,065	799,734	211,586
Interest	212,893	57,288	137,025	55,538	—
Depletion, depreciation and site restoration	11,878,593	3,448,228	7,164,503	2,510,692	4,251

	16,954,057	6,140,859	11,929,908	3,848,964	215,837

Income (loss) before taxes	13,408,125	635,645	3,645,318	(2,590,200)	(201,114)

Capital taxes	26,378	19,000	38,474	25,000	—
Future income tax (recovery) (note 8)	5,500,000	550,000	1,783,396	(1,154,507)	—

	5,526,378	569,000	1,821,870	(1,129,507)	(201,114)

Income (loss) for the period	7,881,747	66,645	1,823,448	(1,460,693)	(201,114)
Retained earnings (deficit), beginning of period	161,641	(1,661,807)	(1,661,807)	(201,114)	—

Retained earnings (deficit), end of period	$8,043,388	$(1,595,162)	$161,641	$(1,661,807)	$(201,114)

See accompanying notes

Pointwest Energy Inc.
Consolidated Statements of Cash Flows

					Period from
	Nine months ended				July 25 to
	September 30		Years ended December 31		December 31
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)
Operating
Income (loss) for the period	$7,881,748	$66,645	$1,823,448	$(1,460,693)	$(201,114)
Depletion, depreciation and site restoration	11,878,593	3,448,228	7,164,503	2,510,692	4,251
Future income tax provision (recovery)	5,500,000	550,000	1,783,396	(1,154,507)	—

	25,260,341	4,064,873	10,771,347	(104,508)	(196,863)
Changes in non-cash working capital (note 10)	(1,752,754)	(2,184,946)	(2,704,009)	(418,780)	14,879

	23,507,587	1,879,927	8,067,338	(523,288)	(181,984)

Financing
Issue of common shares	—	6,349,000	6,349,000	15,103,000	4,935,100
Bank borrowing	100,000	5,800,000	5,150,000	—	—

	100,000	12,149,000	11,499,000	15,103,000	4,935,100

Investing
Expenditures on property and equipment	(24,650,432)	(19,614,267)	(29,575,214)	(7,880,792)	(70,188)
Acquisition of property and equipment	(698,240)	(6,422,768)	(6,422,768)	—	—
Purchase of Myriad Energy Corporation (note 3)	—	—	—	(4,822,537)	—
Changes in non-cash working capital (note 10)	1,717,677	4,019,790	7,943,413	2,172,143	—

	(23,630,995)	(22,017,245)	(28,054,569)	(10,531,186)	(70,188)

(Decrease) increase in cash and cash equivalents	(23,408)	(7,988,318)	(8,488,231)	4,048,526	4,682,928
Cash and cash equivalents, beginning of period	243,223	8,731,454	8,731,454	4,682,928	—

Cash and cash equivalents, end of period	$219,815	$743,136	$243,223	$8,731,454	$4,682,928

See accompanying notes

Pointwest Energy Inc.
Notes to the Consolidated Financial Statements

1.	Nature of operations

Pointwest Energy Inc. (the “Company”) is engaged in the exploration for and production of petroleum and natural gas predominately in Western Canada. The Company was incorporated under the Business Corporations Act (Alberta) on July 25, 2000. In December 2000, the articles of incorporation were amended to remove the private company restrictions.

2.	Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiary, Myriad Energy Corporation and a production partnership, Pointwest Energy. In all material respects, the accounting principles followed are generally accepted in the United States except as disclosed in note 12. The financial statements have, in management’s opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Property and equipment

i)	Capitalized costs

The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method, all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisitions, lease rentals on non-producing properties, geological and geophysical costs, and costs of drilling both productive and non-productive wells and production equipment costs. General and administrative costs are not capitalized other than to the extent of the Company’s working interest in operated capital expenditure programs on which operator’s fees have been charged equivalent to standard industry operating agreements. Proceeds from the sale of properties are applied against capitalized costs and gains or losses are not recognized unless such sale would alter the depletion rate by more than 20%.

ii)	Depletion and depreciation

Depletion and depreciation of oil and gas properties, net of estimated salvage or residual value, is provided using the unit-of-production method based upon estimated gross proven petroleum and natural gas reserves as determined by independent engineers. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Office equipment is depreciated on a declining balance basis over its estimated useful life at rates varying from 20% to 50%.

iii)	Impairment test

The Company calculates a ceiling test whereby the carrying value of its property and equipment, net of recorded future income taxes and the accumulated provision for future site restoration and abandonment costs, is compared each reporting period-end to an estimate of future net cash flow from the production of gross proven reserves plus the lower of cost or market of unevaluated land and seismic. Net cash flow is estimated using period-end prices, less estimated future general and administrative expenses, financing costs, estimated future site restoration and abandonment costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against operations in the period as additional depletion and depreciation.

b)	Site restoration and abandonment costs

The estimated cost of site restoration and abandonments is based on the current cost and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. Estimated future site restoration and abandonment costs are accrued on the unit-of-production basis based on gross proven reserves. The provision is recorded on the statement of operations. Future site restoration and abandonment expenditures are charged to the accumulated provision as incurred.

Pointwest Energy Inc.
Notes to the Consolidated Financial Statements

c)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts recorded for depletion and depreciation of property and equipment and the provision for site restoration and abandonment and the ceiling test are based on estimates of gross proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions. These estimates are reviewed regularly and changes in such estimates in future years could be significant. As adjustments become necessary, they are reported in earnings in the periods in which they become known.

d)	Joint operations

Substantially all of the exploration and production activities of the Company are conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

e)	Flow-through shares

The Company finances a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of the flow-through share issues, the tax deduction of the related expenditures are renounced to subscribers. For accounting purposes, a future tax liability is recognized and share capital is reduced when the shares are issued.

f)	Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantively enacted.

g)	Stock-based compensation plan

The Company has a stock based compensation plan, which is described in note 7. No compensation expense is recorded for this plan when stock options are issued to employees and directors. Any consideration paid on the exercise of stock options is credited to share capital.

h)	Revenue recognition

Revenues from the sale of petroleum and natural gas are recorded when title passes to an external party.

3.	Acquisition

In May 2001, the Company acquired all of the issued and outstanding shares of Myriad Energy Corporation (a private oil and gas company) for total cash consideration of $5,149,413, including $148,619 of acquisition costs. The transaction has been accounted for using the purchase method with the results of operations of Myriad included in the accounts from May 2001.

Cash	$326,876
Non-cash working capital	(42,628)
Property and equipment	8,061,487
Future site restoration and abandonment	(83,183)
Future tax liability	(3,113,139)

5,149,413
Less: cash acquired	(326,876)

Cash expenditure	$4,822,537

Pointwest Energy Inc.
Notes to the Consolidated Financial Statements

4.	Cash and cash equivalents

	September 30,	December 31,	December 31,
	2003	2002	2001
Cash in bank	$219,815	$243,223	$3,734,654
Term deposits	—	—	4,996,800

	$219,815	$243,223	$8,731,454

5.	Property and equipment

	September 30, 2003
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$77,255,770	$20,809,401	$56,446,369
Office equipment	103,351	57,639	45,712

	$77,359,121	$20,867,040	$56,492,081

	December 31, 2002
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$51,914,893	$9,346,400	$42,568,493
Office equipment	95,556	45,946	49,610

	$52,010,449	$9,392,346	$42,618,103

	December 31, 2001
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$15,924,543	$2,450,400	$13,474,143
Office equipment	87,924	26,043	61,881

	$16,012,467	$2,476,443	$13,536,024

At September 30, 2003 petroleum and natural gas properties included undeveloped land of $1,549,363 (December 31, 2002 — $1,332,401; December 31, 2001 — $891,826; December 31, 2000 — $Nil), which has been excluded from the depletion calculation. Future capital expenditures in the amount of $2,603,000 (December 31, 2002 — $2,942,000; December 31, 2001 — $1,028,000; December 31, 2000 — $Nil ) have been included in the depletion calculation.

At December 31, 2001, the application of the ceiling test resulted in a $1.7 million pre-tax write-down ($960,000 after tax) of the oil and gas assets.

At September 30, 2003 total future site restoration and abandonment costs are estimated to be $2,046,200 (December 31, 2002 — $1,657,000) of which $774,183 has been accrued as at September 30, 2003 (December 31, 2002 — $370,283).

The Company did not capitalize any general and administrative costs during any of the periods,other than to the extent of the Company’s working interest in operated capital expenditure programs on which operator’s fees have been charged equivalent to standard industry operating agreements.

Pointwest Energy Inc.
Notes to the Consolidated Financial Statements

6.	Demand credit facility

The Company has a $20.2 million demand revolving credit facility at an interest rate of prime plus 0.5% when the debt to equity ratio is equal to or less than 1.5 to 1 and prime plus 0.75% when the debt to equity ratio is greater than 1.5 to 1. Security is provided by a general security agreement, and a $25.0 million floating debenture. The Company had borrowed $5,250,000 under this facility as at September 30, 2003 (December 31, 2002 — $5,150,000).

7.	Share capital

a)	Authorized

Unlimited number of Class A voting shares

b)	Issued

	Number
Class A common shares	of Shares	Amount
Balance — December 31, 2000	1,249,100	$5,353,100
Private placements	2,499,600	12,498,000
Flow-through shares	279,000	1,395,000
Tax benefits related to renounced expenditures on flow-through shares	—	(594,549)
Share subscription receivable	—	(100,000)

Balance — December 31, 2001	4,027,700	18,551,551
Share subscription received	—	100,000
Private placements	1,249,800	6,249,000

Balance — September 30, 2003 and December 31, 2002	5,277,500	$24,900,551

c)	Private placement

Under the terms of a private placement in December 2000, participants subscribed for units of the Company. Subscriptions for less than 50,000 units received one common share per unit. Participants subscribing for 50,000 units or greater received 0.1 common shares, 0.6 Class A Call Obligation and 0.3 Class B Obligation. Each Class A and Class B Obligation required the holder to subscribe for 1 common share at a price of $5.00 on or before June 30, 2002. During 2001, obligations called and paid resulted in the issue of 2,499,600 class A common shares for proceeds of $12,498,000. During 2002, the balance of obligations were called and paid resulting in the issue of 1,249,800 class A common shares for proceeds of $6,249,000.

d)	Flow-through shares

In December 2001, 279,000 flow-through Class A shares were issued at $5.00 per share for gross proceeds of $1,395,000. At December 31, 2001 the tax deductions related to these proceeds were renounced to the investors and the Company had met its obligations of these expenditures. Of the 279,000 flow through shares issued during 2001, 264,000 were issued to directors.

e)	Stock options

The Company has a stock option plan, administered by the board of directors, in which up to 791,610 shares are reserved for issuance. Under the plan, the options that have been granted vest one-third per year and expire five years from date of issuance.

Pointwest Energy Inc.
Notes to the Consolidated Financial Statements

7.	Share capital (continued)

Shares have been reserved for the following stock options outstanding:

	Period ended		Year ended		Year ended
	September 30, 2003		December 31, 2002		December 31, 2001
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise Price		Exercise Price		Exercise Price
	Shares	$	Shares	$	Shares	$
Opening	778,417	5.00	573,933	5.00	187,180	5.00
Granted	13,194	7.45	204,484	5.00	386,753	5.00

Closing	791,611	5.04	778,417	5.00	573,933	5.00

The following summarizes information about stock options outstanding as at September 30, 2003:

	Number	Weighted Average	Number
Exercise	Outstanding	Remaining	Exercisable	Weighted Average
Price	At September 30,	Contractual Life	At September 30,	Exercise Price
	$2003	(years)	2003	$
5.00	778,417	2.0	518,945	5.00
7.45	13,194	3.5	—	—

	791,611	2.0	518,945	5.00

During the period ended September 30, 2003, the Company granted 13,194 options to an employee. For the purposes of pro forma disclosure, the estimated fair value of the options is recognized over the vesting period of the option. Had the fair value method been used, the Company’s income for the nine months ended September 30, 2003 would have been reduced by $8,816.

The value of the stock options granted was determined using the Black-Scholes option pricing model and resulted in a total pro forma cost of $21,800 based on the following assumptions: risk free interest rate of 5.0%; expected term of 5.0 years; weighted average stock volatility of 0%; and no expected future dividends.

8.	Income taxes

The components of the future income tax liability are:

	September 30,	December 31,	December 31,
	2003	2002	2001
Property and equipment	$11,344,630	$5,577,963	$3,579,250
Provision for future site restoration	(306,731)	(155,963)	(51,861)
Benefit of non-capital loss	—	—	(94,517)
Benefit of provincial tax deduction	(309,342)	(193,423)	—
Other	—	—	12,309

Liability per financial statements	$10,728,577	$5,228,577	$3,445,181

Pointwest Energy Inc.
Notes to the Consolidated Financial Statements

8.	Income taxes (continued)

The provision for future income taxes differs from the amount computed by applying the combined federal and provincial tax rates to the loss before taxes. The difference results from the following:

	September 30		December 31
	2003	2002	2002	2001	2000
Expected income tax rate	40.62%	42.12%	42.12%	42.62%	44.62%

Expected income tax expense (recovery)	$5,446,380	$267,734	$1,535,408	$(1,103,943)	$(89,696)
Crown royalties and production taxes	3,561,405	735,792	1,996,773	56,280	—
ARTC	(124,829)	—	(193,206)	(14,069)	—
Resource allowance	(3,075,362)	(459,022)	(1,343,903)	33,751	24,009
Benefit of provincial tax deduction	(115,919)	—	(193,423)	—	—
Effect of federal and provincial tax rate reduction	(316,526)	—	(41,382)	(37,043)	—
Other	124,851	5,496	23,129	(24,412)	227
Recorded benefit of losses	—	—	—	(65,071)	65,460

Income tax expense (recovery)	$5,500,000	$550,000	$1,783,396	$(1,154,507)	$—

9.	Financial instruments

a)	Fair values of financial assets and liabilities

Financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities and the demand credit facility. At September 30, 2003 and December 31, 2002 and 2001 there are no significant differences between the carrying amounts reported on the balance sheet and estimated fair values. At September 2003 and December 31, 2002 and 2001, the Company had no outstanding hedging contracts.

b)	Credit risk

The majority of the accounts receivable are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these customers, and therefore, the collection of accounts receivables may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of receivables to date.

c)	Interest rate risk

The Company is exposed to a floating rate of interest on its bank borrowings.

Pointwest Energy Inc.
Notes to the Consolidated Financial Statements

10.	Supplemental cash flow information

a)	Change in non-cash working capital

	September 30		December 31
	2003	2002	2002	2001	2000
Accounts receivable	$85,859	$(2,819,724)	$(4,417,574)	$(932,787)	$(2,941)
Prepaid expenses and deposits	(138,807)	59,408	(33,433)	(89,585)	72,771
Accounts payable and accrued liabilities	17,871	4,595,160	9,690,411	2,818,363	(54,951)
Working capital acquired from Myriad (note 3)	—	—	—	(42,628)	—

	$(35,077)	$1,834,844	$5,239,404	$1,753,363	$14,879

The change in non-cash working capital has been allocated to the following activities:

	September 30		December 31
	2003	2002	2002	2001	2000
Operating	$(1,752,754)	$(2,184,946)	$(2,704,009)	$(418,780)	$14,879
Investing	$1,717,677	$4,019,790	$7,943,413	$2,172,143	$—

b)	Interest and capital tax paid

	September 30		December 31
	2003	2002	2002	2001	2000
Interest	$212,893	$57,288	$192,563	$—	$—
Capital tax	$26,378	$19,000	$63,474	$—	$—

11.	Subsequent event

The Company has signed a lock-up agreement with a public company Hawker Resources Inc. for the sale of all of its shares at a price of $12.71 per share. As part of the sale, the Company has agreed to pay the holders of 791,611 outstanding stock options approximately $6.1 million in exchange for cancellation of their options.

Pointwest Energy Inc.
Notes to the Consolidated Financial Statements

12.	Reconciliation of Canadian and United States generally accepted accounting principles

The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in most respects, conform to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and US GAAP are as follows:

		September 30,	December 31,	December 31,	December 31,
	Notes	2003	2002	2001	2000
Net earnings (loss) — Canadian GAAP		$7,881,747	$1,823,448	$(1,460,693)	$(201,114)
Production expense	(b)	(32,250)	—	—	—
Related income taxes		13,100	—	—	—
Depletion, depreciation and site restoration	(b)(c)	764,062	495,853	(3,000,000)	—
Related income taxes		(310,362)	(208,853)	1,278,600	—
Cost of renunciation of tax benefits on expenditures	(d)	—	—	(594,549)	—

Net earnings (loss) before cumulative change in accounting policy — US GAAP		$8,316,297	$2,110,448	$(3,776,642)	$(201,114)
Cumulative effect of change in accounting policy, net of related income taxes	(b)	144,458	—	—	—

Net earnings (loss) and comprehensive earnings (loss) — US GAAP		$8,460,755	$2,110,448	$(3,776,642)	$(201,114)

Balance sheet items in accordance with US GAAP are as follows:

		September 30, 2003		December 31, 2002		December 31, 2001
		Canadian	US	Canadian	US	Canadian	US
	Notes	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Property and equipment	(b)(c)	$56,492,081	$54,703,269	$42,618,103	$40,113,956	$13,536,024	$10,536,024
Provision for site restoration and abandonment	(b)	774,183	507,250	370,283	370,283	121,683	121,683
Future income taxes	(b)(c)	10,728,577	10,062,090	5,228,577	4,158,830	3,445,181	2,166,581
Share capital	(d)	24,900,551	25,495,100	24,900,551	25,495,100	18,551,551	19,146,100
Retained earnings (deficit)	(b)(c)(d)	8,043,388	6,593,447	161,641	(1,867,308)	(1,661,807)	(3,977,756)

(a)	Stock based compensation

For US reporting purposes, the statement of Financial Accounting Standard No. 123 “Accounting for Stock Based Compensation” (“SFAS 123”) requires the reporting of pro forma amounts for compensation expense that would have been recorded for the issuance of share options using a fair value option pricing model. On January 1, 2003, the Company adopted the new CICA standard for stock-based compensation, resulting in the pro forma disclosure contained in note 7. The Company has applied this change prospectively commencing on the date of adoption, effectively eliminating the US GAAP difference associated with this accounting.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001
Risk free interest rate	5.00%	5.00%
Dividend yield	0%	0%
Volatility factors of expected market price	0%	0%
Weighted average expected life of the options	5 years	5 years

Pointwest Energy Inc.
Notes to the Consolidated Financial Statements

Pro forma disclosures of earnings (loss) are presented below as if the Company had adopted the cost recognition requirements under SFAS 123. For the purposes of pro forma disclosure, the estimated fair value of the options is recognized over the vesting period of the option. The compensation cost for the stock-based compensation was approximately $368,642 in 2002 and $223,472 in 2001.

		2002	2001
Earnings (loss) — US GAAP	As reported	$1,823,448	$(1,460,693)
	Pro forma	1,454,806	(1,684,165)

(b)	Asset retirement obligations

For US GAAP purposes, the Company has adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”. Under US GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived assets must be recognized at fair value in the period in which the liability is incurred. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

For the period ended September 30, 2003, the change results in a reduction to depletion, depreciation and site restoration expense of $344,374 (net of tax - $204,489) and an additional charge to production expense of $32,250 (net of tax - $19,150). The cumulative effect on the consolidated balance sheet is an increase in property and equipment of $295,647 and a decrease of $266,933 to the provision for future site restoration and abandonment costs.

US GAAP requires that the cumulative impact of this accounting change be presented in the period of the change and prior periods are not restated. The reported expenses would have been reduced by $149,271 (net of tax — $86,398) and $101,185 (net of tax — $58,060) at December 31, 2002 and 2001, respectively had the change been applied retroactively with restatement.

(c)	Impairments

Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the present value of estimated future net revenues computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs), discounted at ten percent, is less than the net capitalized costs (net of deferred income taxes), the excess is charged to expense. As disclosed in note 2, under Canadian GAAP, the impairment loss is the difference between the net carrying value of the asset and the estimated value of future net revenues. For the nine months ended September 30, 2003, a reduction in depletion expense of $419,688 (net of tax - $249,211) would be recorded due to impairment charges recorded in fiscal 2001 under US GAAP. For the year ended December 31, 2002, a reduction in depletion expense of $495,853 (net of tax - $287,000) would be recorded due to impairment charges recorded in fiscal 2001 under US GAAP. For the year ended December 31, 2001, an additional impairment charge of $3,000,000 (net of tax - $1,721,400) would have been recorded under US GAAP. The resulting differences in recorded carrying values of impaired assets will result in further differences in depreciation and depletion expense in subsequent years.

(d)	Flow-through shares

The Company financed a portion of its activities with flow-through share issues whereby the tax deductions on expenditures are renounced to the share subscribers. The estimated cost of the tax deductions renounced to the shareholders has been reflected as a reduction of the stated value of the shares. The SEC requires that when the qualifying expenditures are incurred and renounced to the shareholders the estimated tax cost of the renunciation, less any proceeds received in excess of the quoted value of the shares is reflected as a tax expense.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Directors of
Hawker Resources Inc.

We have audited the balance sheets of Hawker Resources Inc. as at December 31, 2003 and 2002 and the statements of earnings (loss) and deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the financial statements, in 2003 the Company adopted new accounting recommendations with respect to stock based compensation.

Calgary, Canada
March 10, 2004 (except for note 17 which is	(signed) Ernst & Young LLP
as of March 17, 2004)	Chartered Accountants

Hawker Resources Inc.

Balance Sheets
As at December 31

(in thousands of Canadian dollars)	2003	2002
ASSETS
Current
Cash	$—	$289
Accounts receivable	11,577	27
Investments	2,500	—
Prepaids and other current assets	1,845	176

	15,922	492
Assets held for sale (Note 5)	2,190	3,500
Capital assets (Notes 4, 6 and 7)	166,990	23

	$185,102	$4,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$23,750	$80
Bank loan (Note 7)	10,000	—

	33,750	80
Bank loan (Note 7)	44,149	—
Leasehold inducements	247	—
Alberta Heritage Foundation grant (Note 8)	—	387
Asset retirement obligations (Note 3)	3,499	—
Commitments and contingencies (Notes 4, 15 and 16)
Shareholders’ Equity (Note 9)
Share capital	110,204	12,741
Contributed Surplus	132	—
Deficit	(6,879)	(9,193)

	103,457	3,548

	$185,102	$4,015

See accompanying notes to the financial statements

On behalf of the Board:

(signed) David A. Tuer	(signed) Ronald P. Mathison
Director	Director

Hawker Resources Inc.

Statements of Earnings (Loss) and Deficit
For the years ended December 31

(in thousands of Canadian dollars, except per share amounts)	2003	2002	2001
	Restated
	(Note 4 (d))
Revenue
Production revenue	$17,582	$—	$—
Royalties	(4,205)	—	—

	13,377	—	—
Interest income	78	32	515
Other	487	107	214

	13,942	139	729

Expenses
Production	2,028	—	—
General and administrative (Note 10)	4,590	1,621	7,106
Research and development	—	—	9,255
Interest on long-term debt	679	71	787
Depletion, depreciation and asset write-downs	8,933	26	9,655

	16,230	1,718	26,803

Loss before the following	(2,288)	(1,579)	(26,074)
Lease abandonment expense	(502)	—	—
Operating costs and write-downs associated with assets held for sale	(190)	(7,408)	—
Gain on the sale and distribution of Oncolytics shares (Note 4)	—	13,067	3,004
Gain on dilution of investment in Oncolytics (Note 4)	—	—	357
Share of loss from equity investment in Oncolytics (Note 4)	—	(314)	(1,831)
Alberta Heritage Foundation grant settlement (Note 8)	368	—	—

Earnings (loss) before taxes	(2,612)	3,766	(24,544)

Taxes
Future income tax recovery (Note 11)	(5,271)	—	(1,556)
Capital taxes	345	—	—

	(4,926)	—	(1,556)

Net earnings (loss)	2,314	3,766	(22,988)
Deficit, beginning of year	(9,193)	(72,855)	(49,867)
Reduction of stated capital (Note 9)	—	59,896	—

Deficit, end of year	$(6,879)	$(9,193)	$(72,855)

Basic and diluted net earnings per common share (Note 9)	$0.14	$0.76	$(4.64)

See accompanying notes to the financial statements

Hawker Resources Inc.

Statements of Cash Flows
Years ended December 31

(in thousands of Canadian dollars)	2003	2002	2001
	Restated
	(Note 4 (d))
OPERATING ACTIVITIES
Net earnings (loss)	$2,314	$3,766	$(22,988)
Add (deduct) non-cash items:
Depletion, depreciation and asset write-downs	9,078	7,216	9,655
Accretion expense	100	—	—
Alberta Heritage Foundation grant settlement (Note 8)	(368)	—	—
Future income tax recovery	(5,271)	—	(1,556)
Stock-based compensation (Note 10)	132	—	—
Share of loss from equity investment in Oncolytics	—	314	1,831
Gain on sale and distribution of Oncolytics shares	—	(13,067)	(3,004)
Gain on dilution of investment in Oncolytics	—	—	(357)
Issuance of stock options for services	—	12	—

	5,985	(1,759)	(16,419)
Net change in non-cash working capital (Note 14)	5,660	(4,779)	3,642

	11,645	(6,538)	(12,777)

INVESTING ACTIVITIES
Proceeds from sale of capital assets	1,173	44	—
Acquisition of oil and gas properties (Note 4)	(139,784)	—	—
Additions to oil and gas properties	(14,504)	—	—
Additions to other capital assets	(279)	—	(944)
Leasehold inducements received	247	—	—
Proceeds from sale of Oncolytics shares	—	6,898	3,481
Net change in non-cash working capital (Note 14)	806	—	—

	(152,341)	6,942	2,537

FINANCING ACTIVITIES
Common shares issued on exercise of options	192	—	126
Common shares issued for cash	105,633	—	—
Issue of debentures and warrants	3,645	—	—
Increase in bank loan	37,720	—	—
Share issue costs	(6,736)	—	—
Costs of distribution of shares in Oncolytics	—	(46)	—
Repayment of bank debt	—	(5,910)	(2,866)
Alberta Heritage Foundation royalty payment (Note 8)	(19)	—	—
Net change in non-cash working capital (Note 14)	(28)	—	—

	140,407	(5,956)	(2,740)

Decrease in cash	(289)	(5,552)	(12,980)
Cash, beginning of year	289	5,841	18,821

Cash, end of year	$—	$289	$5,841

Supplemental disclosure of cash flow information (Note 14)

See accompanying notes to the financial statements

Hawker Resources Inc.

Notes to Financial Statements
Years ended December 31, 2003, 2002 and 2001
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Prior to 2002, SYNSORB Biotech Inc. (“SYNSORB”) conducted pharmaceutical drug research and development. On December 10, 2001 SYNSORB terminated its drug development activities. At the Annual and Special Meeting of SYNSORB shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Hawker Resources Inc. (the “Company” or “Hawker”) have been prepared in accordance with Canadian generally accepted accounting principles. These are different in some respects from those generally accepted in the United States. The significant differences are described in note 18 “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”. The timely preparation of financial statements requires that management makes estimates and assumptions, and use judgement regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts. In the opinion of management, these financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a)	Capital Assets

Cost

The Company follows the full cost method of accounting whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized in a single Canadian cost center. Such costs include lease acquisition, lease rentals on undeveloped properties, geological and geophysical, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Gains or losses are not recognized upon the disposition of oil and gas properties unless such a disposition would change the depletion rate by 20 percent or more. Gains and losses are recognized upon the disposition of other assets.

Other capital assets are recorded at cost.

Depletion, depreciation and amortization

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs (net of salvage value), and estimated costs of future development of proven undeveloped reserves are depleted and depreciated by the unit of production method based on estimated gross proven reserves as determined by independent engineers.

Costs of unproved properties and seismic costs on undeveloped land are initially excluded from oil and gas properties for the purpose of calculating depletion. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The relative volumes of oil and natural gas reserves and production are converted to equivalent barrels of oil based on the relative energy content of each product on a 6 to 1 basis.

Depreciation of capital assets not related to oil and gas properties is provided using the declining balance method at rates between 20 and 30%. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Impairment

The Company applies a ceiling test to the capitalized costs of its oil and gas properties, net of future income taxes and asset retirement obligations, to ensure that the net carrying value does not exceed the estimated value of future net revenues from production of gross proven reserves plus undeveloped properties less future production-related general and administrative expenses, financing costs, site restoration and abandonment costs and income taxes. Any reduction in the net carrying value of oil and gas properties as a result of the ceiling test is charged to operations.

The calculation of future net revenues is based on sales prices, costs and regulations in effect at period end.

The carrying value of undeveloped properties (land and seismic data) is reviewed periodically and written down to net realizable value if impairment is determined.

(b)	Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines, and management’s estimate on a site by site basis. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of earnings under asset retirement obligations. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers.

(c)	Leasehold Inducements

Leasehold inducements are accounted for as a reduction of rental expense over the term of the related lease.

(d)	Revenue Recognition

Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers.

Revenue from milestone payments and royalties is recognized when received.

(e)	Hedging and Forward Sales Contracts

In certain circumstances, fixed price commodity contracts or commodity derivative contracts are used to reduce the Company’s exposure to adverse fluctuations in commodity prices to protect future cash flow used to finance the Company’s capital expenditure program. Gains and losses relating to commodity derivative contracts which settle via net cash payment and that meet hedge criteria are recognized as part of natural gas sales concurrently with the hedged transaction. The Company does not enter into financial instruments for trading or speculative purposes.

The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the notional amount and the commodity price basis in the instruments all match the terms of the future revenue stream being hedged.

Realized and unrealized gains and losses associated with commodity derivative contracts which have been terminated or cease to be effective prior to maturity, are deferred as other current, or non-current, assets or liabilities on the balance sheet, as appropriate, and recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

(f)	Joint Ventures

Substantially all of the Company’s exploration, development and production activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company’s proportionate interest in such activities.

(g)	Stock Based Compensation

Under the Company’s stock option plan, options to purchase common shares are granted to directors, officers, employees and consultants at current market prices. Options issued by the Company in 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation, and as such the cost of the option is charged to earnings with an offsetting amount recorded to contributed surplus, based on an estimate of the fair value determined using a Black-Scholes options pricing model. No compensation expense has been recorded on options issued in 2002 or 2001(see note 10).

(h)	Investments

Investments in marketable securities are recorded at the lower of cost and market value. At December 31, 2003, the investments had a quoted market value of $3,012,000.

The Company used the equity method of accounting for its investment in Oncolytics Biotech Inc. (“Oncolytics”) up until the end of the first quarter of 2002 when it no longer exerted significant influence over Oncolytics. Under this method of accounting, the Company included in its net earnings its share of the net earnings or losses of Oncolytics. Subsequent to this date, the investment was accounted for on a cost basis and accordingly, no net earnings or losses of Oncolytics have been included in net earnings subsequent to March 31, 2002 (see note 4(d)).

(i)	Future Income Taxes

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

(j)	Per Common Share Amounts

The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the year.

(k)	Measurement Uncertainty

The amount recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligation costs and the ceiling test calculation are based on estimates of gross proven reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

(l)	Flow-through Common Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as future income taxes and a reduction to share capital when the expenditures are renounced.

(m)	Research and Development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized.

(n)	Comparative Figures

Certain figures provided for 2002 have been reclassified to conform to the presentation adopted in 2003.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Asset Retirement Obligations

In 2003, the Company retroactively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. These recommendations replace the existing policy on future site restoration, and as a result, have been treated as a change in accounting policy.

The new pronouncement requires the Company to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. This fair value is determined through a review of engineering studies, industry guidelines, and management’s estimate on a site by site basis. The liability is subsequently adjusted due to the passage of time, and is recognized as an accretion expense in the statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the capital asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers.

The Company estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated reserve life of the underlying reserves will total approximately $4,972,000. The fair value at December 31, 2003 is $3,499,000 using a discount rate of 6% and an inflation rate of 2%. As at December 31, 2003, no funds have been set aside to settle this obligation.

As the Company did not have long-lived assets subject to retirement obligations as at December 31, 2002 and 2001, this change in accounting policy had no impact on the December 31, 2002 and 2001 financial statements. The effect of this change on the December 31, 2003 balance sheet was an increase in capital assets of $3,191,000 and the recognition of an asset retirement obligation of $3,499,000. Accretion expense of $100,000 was included in production expense for the year ended December 31, 2003. The change in accounting for asset retirement obligations as compared to the site restoration approach resulted in an increase in net earnings of $217,000 for the year ended December 31, 2003 ($0.01 per share).

(b)	Stock Based Compensation

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock based compensation. Under this new pronouncement, stock based compensation expense is recorded for all stock options granted on or after January 1, 2003. As permitted by the standard, the Company applied the change prospectively. The pro forma earnings impact of the stock based compensation expense for stock options granted prior to January 1, 2003 is disclosed in note 10.

For the year ended December 31, 2003, the impact of the adoption of this standard on the financial statements as at December 31, 2003 was a decrease in net earnings of $132,000 ($0.01 per share) and a corresponding increase in contributed surplus.

4.	BUSINESS ACQUISITIONS AND DISPOSITIONS

(a)	1022971 Alberta Ltd.

On March 31, 2003 the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount and the Company was assigned an option to purchase up to a 49% interest in certain oil and gas properties west of the 4th meridian (“W4M Properties”) owned by Southward Energy Ltd. (“Southward”). On April 30, 2003, 1022971 acquired all of the shares of Southward. Immediately thereafter, Southward sold its oil and gas properties, excluding a 1% undivided interest in the W4M Properties and a 100% interest in seismic data, to an independent third party.

On June 30, 2003, the Company exercised its option to purchase a 49% interest in the W4M Properties. Further on June 30, 2003, the Company purchased the 1% undivided interest in the W4M Properties of Southward and the non-cash working capital of Southward was conveyed to the Company. Also on June 30, 2003, all of the shares of 1022971, which included Southward and all of its subsidiaries, were sold for nominal consideration to an independent third party.

The resultant acquisition of a 50% interest in the W4M Properties on June 30, 2003 has been accounted for using the purchase method of accounting. The results of operations for the W4M Properties have been included in the financial statements since June 30, 2003.

The following table summarizes the estimated fair value of the assets and liabilities assumed at the date of acquisition:

Capital assets	$70,514
Asset retirement obligations	(2,833)
Non-cash working capital	3,656

Cash cost	$71,337

The Company has agreed to indemnify the purchaser of Southward for income tax and legal expenses to a maximum amount of $1 million for matters arising prior to the April 30, 2003 acquisition of Southward.

(b)	1053638 Alberta Ltd. and 1053639 Alberta Ltd.

On August 14, 2003, the Company acquired all of the shares of 1053638 Alberta Ltd. and 1053639 Alberta Ltd., seismic data companies. On August 19, 2003, the Company sold all of the shares of 1053638 Alberta Ltd. The net acquisitions were accounted for by the purchase method and the purchase price was allocated as follows:

Allocation of purchase price:
Capital assets	$1,200

Cash Cost	$1,200

The disposition of 1053638 Alberta Ltd. did not result in any gain or loss to the Company. On December 310, 2003, 1053639 Alberta Ltd. was amalgamated with the Company.

(c)	Pointwest Energy Inc.

On December 30, 2003 the Company acquired all of the shares of Pointwest Energy Inc. (“Pointwest”), a privately held oil and gas company. The acquisition was accounted for by the purchase method and the purchase price was allocated as follows:

Allocation of purchase price:
Capital assets	$89,363
Bank debt	(16,429)
Asset retirement obligations	(518)
Non-cash working capital	(5,169)

Cash cost	$67,247

On December 30, 2003, Pointwest was amalgamated with the Company.

(d)	Oncolytics Biotech Inc.

The Company acquired all of the issued and outstanding common shares of Oncolytics Biotech Inc. (“Oncolytics”) on April 12, 1999. Oncolytics subsequently issued common shares which reduced the Company’s ownership interest to 38.6% at December 31, 2000. During 2001, Oncolytics issued common shares which further reduced the Company’s ownership interest and resulted in a gain on dilution of $357,000. As at December 31, 2001, the Company held 6,255,800 common shares of Oncolytics Biotech Inc.

On May 7, 2002 approval was received from both the shareholders of the Company and the shareholders of Oncolytics for the distribution of not less then 4,000,000 Oncolytics shares to the shareholders of the Company on a pro rata basis. On May 8, 2002 the Company received approval from the Court of the Queen’s Bench of Alberta to distribute these Oncolytics shares and the distribution of 4,000,235 Oncolytics shares was made effective May 15, 2002. The deemed value of these shares on the date of distribution, net of legal fees with respect to the transaction, was $11,600,000 resulting in a gain on distribution of $8,325,000. The transaction was marked to market and accounted for as a return of capital (see Note 9). As part of this transaction the Company’s holding of 1,500,000 million shares in BCY Life Sciences Inc. was transferred to Oncolytics. No value had been assigned to these shares in the accounts of the Company and no gain or loss was recorded as a result of the transaction. The market value of the BCY shares on May 15, 2002 was $300,000.

The Company had used the equity method of accounting for its investment in Oncolytics Biotech Inc. up until the distribution of the majority of its holding in Oncolytics on May 15, 2002. Under this method of accounting, the Company included in its net earnings its share of the net earnings or losses of Oncolytics. Upon further review of the facts surrounding the distribution of the Oncolytics shares, the Company has concluded that it should have ceased to equity account for Oncolytics at the end of the first quarter of 2002 when it no longer exerted significant influence over Oncolytics. If the Company had ceased equity accounting for its investment in Oncolytics at that time, Hawker would not have recorded the portion of Oncolytics’ second quarter loss included in its statements. To reflect this correction, the Company has restated its financial statements for the year ended December 31, 2002 by decreasing the share of loss from equity investment in Oncolytics and decreasing the gain on the subsequent sale and distribution of Oncolytics shares by $157,000 resulting in no change to reported net earnings for the year. The balance sheet and cash flows for 2002 were not affected by this change.

During the year ended December 31, 2002, the Company sold 2,255,565 common shares in Oncolytics for net proceeds of $6,898,000 resulting in a gain on sale of $4,742,000. As at December 31, 2002 the Company did not hold any common shares of Oncolytics.

5.	ASSETS HELD FOR SALE

Assets held for sale are comprised of the pharmaceutical manufacturing facility and related manufacturing equipment associated with the former biotech operations of the Company. During 2003, manufacturing equipment with a carrying value of $940,000 was sold and the Company wrote down the carrying value of the remaining assets held for sale by $145,000. The assets held for sale are recorded at the lower of carrying value and market value. Market value was based on estimated value as determined by independent realty advisors.

6.	CAPITAL ASSETS

		2003
		Accumulated
		Depletion and
	Cost	Depreciation	Carrying Value
Gas properties	$175,631	$8,916	$166,715
Other	295	20	275

	$175,926	$8,936	$166,990

		2002
		Accumulated
		Depletion and
	Cost	Depreciation	Carrying Value
Other	$526	$503	$23

Unproved properties and seismic related to the W4M Properties amounting to $16,122,000 have been excluded from the depletion and depreciation calculation for 2003. No depletion and depreciation has been recorded on the Pointwest properties as they were acquired December 30, 2003. Future development costs on proven undeveloped reserves of $1,269,000 are included in the depletion and depreciation calculation.

At December 31, 2003, the Company capitalized $564,000 of overhead directly related to exploration and development activities.

7.	BANK LOAN

The Company has a $54 million extendible revolving term credit facility from a Canadian chartered bank. This facility bears interest at rates varying from Canadian prime rate or U.S. base rate of such bank to the Canadian prime rate or U.S. base rate plus 75 basis points, payable monthly in arrears. The Company may also borrow by way of bankers’ acceptances, which are subject to a stamping fee, or by way of LIBOR based loans which are subject to an interest rate spread payable to the bank. The loan is a revolving facility until June 30, 2004 with annual extension periods available at the bank’s discretion. After the revolving phase, the facility becomes a term facility payable in full one year from the date the revolving facility is terminated. This facility is subject to semi-annual review and re-determination of the Company’s borrowing base by the bank, with the next review to occur by March 31, 2004. So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements.

The Company also has a $10 million non-revolving bridge facility from the same Canadian chartered bank. This bridge facility, available to the Company solely for the acquisition of Pointwest, was fully drawn upon as at December 31, 2003. The bridge facility bears interest at rates varying from Canadian prime rate plus 250 basis points, payable monthly in arrears. The Company may also borrow by way of bankers’ acceptances that are subject to a stamping fee payable to the bank. The bridge facility is repayable in full on or prior to September 30, 2004.

While any amounts are outstanding under the bridge facility, the loan margins on both the extendible revolving term credit facility and the bridge facility will be increased by (i) 25 basis points effective May 1, 2004; (ii) 50 basis points effective June 1, 2004; (iii) 100 basis points effective July 1, 2004; (iv) 150 basis points effective August 1, 2004; and (v) 200 basis points effective September 1, 2004.

Collateral pledged for the facilities consists of a first floating charge demand debenture in the amount of $150 million over all of the property of the Company.

The effective interest rate on the amounts outstanding under the facility at December 31, 2003 was 5.25%.

At December 31, 2003, irrevocable standby letters of credit which guarantee certain natural gas transportation arrangements had been issued for a total amount of $311,000.

8.	ALBERTA HERITAGE FOUNDATION GRANT

Pursuant to the terms of a technology commercialization agreement pertaining to pharmaceutical drug development, the Company received a grant from the Alberta Heritage Foundation for Medical Research (“AHFMR”) during 1995. The Company was required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty was based on gross sales of SYNSORB related products commencing January 1, 2000 with payments equal to the lesser of 5% of gross sales or $100,000 per annum commencing 90 days after January 1, 2001. Due to the conversion of the Company into an oil and gas enterprise and the nascent stage of the SYNSORB technology, the AHFMR accepted a royalty payment of $18,550 during 2003 in exchange for a full release of Hawker from the terms of the technology commercialization agreement.

9.	SHARE CAPITAL

(a)	Authorized:

Unlimited number of voting common shares without par value.

Unlimited number of non-voting class A common shares without par value.

Unlimited number of preferred shares to be issued in series.

(b)	Common Shares Issued

	2003		2002		2001
	No. of		No. of		No. of
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	4,959,937	$12,741	4,959,937	$84,271	4,944,187	$84,145
Reduction of stated capital	—	—	—	(59,896)	—	—
Issued for cash	28,461,000	105,633	—	—	—	—
Share issue costs	—	(6,826)	—	—	—	—
Issued on debenture and warrant conversion	2,152,465	1,302	—	—	—	—
Issued for services received	148,798	90	—	—	—	—
Issued for cash on exercise of options	275,000	192	—	—	15,750	126
Tax benefits renounced	—	(5,271)	—	—	—	—
Return of capital on distribution of Oncolytics shares	—	—	—	(11,646)	—	—
Issuance of stock options for services	—	—	—	12	—	—

Balance, end of year	35,997,200	$107,861	4,959,937	$12,741	4,959,937	$84,271

(c)	Class A Common Shares Issued

	2003		2002		2001
	No. of		No. of		No. of
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	—	$—	—	$—	—	$—
Issued on debenture and warrant conversion	3,874,437	2,343	—	—	—	—

Balance, end of year	3,874,437	$2,343	—	$—	—	$—

(d)	Contributed Surplus

2003
Balance, beginning of year	$—
Stock based compensation	132

Balance, end of year	$132

(e)	Issue of Debentures and Warrants

Pursuant to various financing agreements entered into April 3, 2003, the Company raised $3,645,000 through the issue of 430,493 Series A Debentures for $3,616,000, 430,493 Series A Warrants for $12,000, 2,152,465 voting preferred shares for $6,000 and 3,874,437 non-voting preferred shares for $11,000.

Each Series A Warrant entitled the holder thereof to purchase five common shares and nine Class A common shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture. On May 29, 2003, immediately after the issue of a receipt for the prospectus offering common shares for sale and issue, the Series A Warrants were exercised and the Company issued 2,152,465 common shares and 3,874,437 Class A common shares upon the surrender of the voting and non-voting preferred shares and Series A Debentures.

(f)	Share Consolidation

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

(g)	Reduction of Stated Capital

Pursuant to the Plan of Arrangement ratified by shareholders of the Company at the May 7, 2002 Annual and Special Meeting, the stated capital of the Company’s shares was reduced to the net realizable value of the Company’s assets as at May 7, 2002.

(h)	Flow-Through Shares

During 2003, the Company issued common shares on a flow-through basis for gross proceeds of $15,225,000 to finance certain oil and gas expenditures to be incurred in 2004. The renouncement of these expenditures was made to the purchasers of these shares effective December 31, 2003 and accordingly, share capital has been reduced by the amount of the tax benefits associated with these expenditures. The corresponding future tax liability has also been recognized in the current year.

(i)	Stock Options

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and non-employees to acquire up to 1,181,513 common shares. The dates on which options vest are set by the board of directors at the time of grant. The exercise price of an option granted is the closing price of the Company’s stock on the last trading date prior to the grant date. The dates on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. The Company has issued stock options to acquire common shares through its stock option plan of which the following are outstanding at December 31, 2003:

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number of	price	Number of	price	Number of	price
	Options	$	Options	$	Options	$
Outstanding at beginning of the year	330,565	9.80	244,440	40.88	275,877	49.60
Granted	428,000	3.66	275,000	0.70	65,625	12.88
Exercised	(275,000)	0.70	—	—	—	—
Expired	(12,500)	87.20	(6,250)	68.00	—	—
Forfeited	(27,064)	52.20	(182,625)	35.76	(97,062)	46.64

Outstanding at year end	444,001	4.74	330,565	9.80	244,440	40.88

Options exercisable at end of year	15,751	34.27	329,065	9.80	212,550	45.04

The following table summarizes information about the stock options outstanding at December 31, 2003:

		Weighted
	Number	average	Weighted	Number
	outstanding	remaining	average	exercisable	Weighted
	December 31,	contractual	exercise	December 31,	average
	2003	life (years)	price	2003	exercise price
Range of exercise prices
$3.00 to $4.00	365,000	4.44	$3.57	—	—
$4.01 to $5.00	60,000	4.89	$4.08	—	—
$5.01 to $9.00	3,000	4.67	$5.20	—	—
$9.01 to $30.00	8,188	2.33	$20.06	7,938	$20.42
$30.01 to $90.00	7,813	4.30	$48.33	7,813	$48.33

	444,001	4.46	$4.74	15,751	$34.27

For the year ended December 31, 2003, no stock options were granted to non-employees. The Company has undertaken to facilitate the surrender of out-of-the-money options that were issued in previous years when the Company conducted pharmaceutical drug development. Subsequent to December 31, 2003, the Company granted options to purchase 64,600 common shares at a weighted average price of $5.48, which expire during the first quarter of 2009. Also subsequent to December 31, 2003, options to purchase 15,000 common shares at $3.45 were forfeited.

(j)	Per Share Amounts

The weighted average number of common shares and Class A common shares outstanding during the year ended December 31, 2003 of 17,123,542 (2002: 4,959,937; 2001: 4,955,199) were used to calculate net earnings per common share. For the year ended December 31, 2003, the exercise price of the outstanding stock options exceeded the average market price of the common shares making the options anti-dilutive. For the year ended December 31, 2002, the respective exercise price of the stock options and warrants exceeded the average market price of the common shares making the options and warrants anti-dilutive. For the year ended December 31, 2001, option and warrant conversions were not included in the computation of diluted earnings per share because the effect on the net loss for the year of the issue of additional shares on the conversions would be anti-dilutive.

10.	STOCK BASED COMPENSATION

Options granted after January 1, 2003 are accounted for using the fair value method. The fair value of common share options granted in 2003 is estimated to be $789,000 as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

2003
Risk-free interest rate (%)	3.79
Expected life (years)	4.00
Expected volatility (%)	54.59
Expected dividend yield (%)	0

The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. For the year ended December 31, 2003, stock based compensation expense of $132,000 was included in general and administrative expenses.

Had the fair value based method of accounting for stock based compensation been used for options granted in 2002, the Company’s net earnings and net earnings per share for the year ended December 31, 2002 would have been reduced to the pro forma amounts indicated below:

2002
Net earnings
As reported	$3,766
Pro forma	$3,646
Basic and diluted net earnings per common share
As reported ($/share)	$0.76
Pro forma ($/share)	$0.74

The pro forma amounts shown above do not include the compensation costs associated with stock options granted prior to January 1, 2002. The fair value of common share options granted in 2002 was estimated to be $120,000 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

2002
Risk-free interest rate (%)	2.89
Expected life (years)	1.00
Expected volatility (%)	1.97
Expected dividend yield (%)	0

All stock options issued in 2002 were exercised in 2003.

11.	INCOME TAXES

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the net earnings (loss) before tax as follows:

	2003	2002	2001
Earnings (loss) before tax	$(2,612)	$3,766	$(24,544)
Statutory Canadian corporate tax rate	40.74%	39.24%	42.12%

Anticipated tax expense (recovery)	(1,064)	1,478	(10,338)
Non-deductible Crown payments	945	—	—
Resource allowance	(878)
Recognition of loss carryforward previously unrecognized	(5,271)	—	—
Effect of tax rate change	519	—	—
Gain on dilution of investment in Oncolytics	—	—	(75)
Taxable income from investment in Oncolytics	—	—	421
Non-taxable portion of capital gain	—	(2,536)	(633)
Non-deductible portion of equity loss	—	92	—
Non-deductible expenses	—	3	26
Future tax assets valuation allowance	478	963	9,043

Future income tax recovery	$(5,271)	$—	$(1,556)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s future income tax assets and liabilities are as follows:

	2003	2002
Future tax liabilities:
Net book value of capital assets in excess of tax pools	$(10,726)	$—
Future tax assets:
Tax pools in excess of net book value of capital assets	—	6,422
Non-capital loss carryforwards	6,243	11,984
Scientific research and development pools	7,784	7,896
Share issue costs	2,006	400
Attributed Canadian royalty income	268	—
Asset retirement obligation	1,212	—

Net future tax assets	6,787	26,702
Valuation allowance	(6,787)	(26,702)

Net future taxes	$—	$—

The Company has non-capital losses for income tax purposes of approximately $18,035,000 which are available for application against future taxable income and which expire in the following years:

2006	$1,448
2007	5,103
2008	11,484

$18,035

The income tax benefit of these losses has not been recognized in the financial statements, as reflected in the valuation allowance. The Company also has approximately $5,700,000 of unclaimed investment tax credits available to reduce future years’ income taxes payable.

12.	RELATED PARTY TRANSACTIONS

A director of the Company is a partner of a law firm that was paid $2,150,000 for legal services for the period from the date elected as a director, April 3, 2003, to December 31, 2003. The fees charged were based on standard rates and time spent on Company matters.

13.	FINANCIAL INSTRUMENTS

(a)	Fair Value

The Company has financial instruments consisting of accounts receivable, investments, accounts payable and bank loans. The carrying value of these instruments approximates fair value unless otherwise stated.

Pursuant to the exercise of the option to purchase the W4M properties (Note 4), the Company acquired an interest in forward sales contracts and financial hedging contracts with respect to production from the purchased properties as follows:

Transaction Type	Volume (GJ/d)	Contract Price (GJ/d)	Expiry
Costless Collar	4,830	$6.36 - $7.15	March 31, 2004
Fixed	1,610	$6.76	March 31, 2004
Cogeneration Fuel Supply	263	$1.959 - $2.217	October 31, 2008
Daily Declining Profile	841(1)	Netback(2)	October 31, 2011
Reserve Based	101	Netback(3)	Life of reserves

Based on dealer quotes, had these contracts been closed on December 31, 2003, a loss of $1,467,000 would have been realized.

Notes:

(1)	The Company’s obligations under this contract will, on November 1 of each succeeding year, decline to the following:

Date	Obligation (GJ/d)
November 1, 2004	724
November 1, 2005	623
November 1, 2006 and thereafter	568

(2)	TransCanada Pipelines Limited netback pricing.

(3)	Progas Limited netback pricing.

The following financial hedging contracts were entered into subsequent to December 31, 2003:

Transaction Type	Volume (GJ/d)	AECO Price (GJ/d)	Term
Collar	5,000	$5.50 - $6.35	April 1, 2004 to October 31, 2004
Collar	8,000	$5.50 - $6.40	April 1, 2004 to October 31, 2004
Collar	5,000	$5.50 - $6.36	April 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.745	April 1, 2004 to June 30, 2004
Fixed Price Swap	5,000	$5.745	August 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.7725	April 1, 2004 to October 31, 2004

(b)	Credit Risk

A substantial portion of the Company’s accounts receivable are with entities in the oil and gas industry. The Company generally extends unsecured credit to these companies, and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Company’s overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which they extend credit. The Company has not previously experienced any material credit losses on the collection of receivables.

(c)	Interest Rate Risk

The Company is exposed to interest rate risk in relation to interest expense on its revolving credit facility and non-revolving bridge facility.

14.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Changes in non-cash working capital were comprised of the following:

	2003	2002	2001
Accounts receivable	$(11,550)	$35	$135
Prepaids and other current assets	(1,669)	(23)	(34)
Investments	(2,500)	—	—
Accounts payable and accrued liabilities	23,670	(4,791)	3,541
Less working capital deficiency on acquisitions	(1,513)	—	—

Net change	$6,438	$(4,779)	3,642

Net change by activity:
Operating	$5,660	$(4,779)	$3,642
Investing	806	—	—
Financing	(28)	—	—

Net change	$6,438	$(4,779)	$3,642

Additional information:

	2003	2002	2001
Cash interest paid	$495	$71	$787
Cash taxes paid	—	10	86

15.	CONTINGENCIES

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

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

16.	COMMITMENTS

The Company has committed to purchase seismic data in the amount $225,000 during the first six months of 2004.

The Company is committed to payments under operating leases for office space as follows:

2004	$611
2005	718
2006	413
2007	385
2008	385

$2,512

17.	SUBSEQUENT EVENTS

On March 17, 2004, the Company acquired 100% of the shares of Zorin Exploration Ltd. for aggregate consideration of $7.4 million comprising $1.5 million of cash and $5.9 million of equity representing 1,150,000 common shares.

18.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in most respects, conform to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and US GAAP are as follows:

			2003	2002	2001
	Notes		$	$	$
Net earnings (loss) - Canadian GAAP			2,314	3,766	(22,988)
Derivatives and other financial instruments	(a	)	(1,467)	—	—
Investments	(b	)	512	—	—
Share of loss from equity investment in Oncolytics	(c	)	—	314	1,831
Gain on sale of Oncolytics shares	(c	)	—	5,431	476
Gain on dilution of investment in Oncolytics	(c	)	—	—	(357)
Amortization	(d	)	—	—	671
Tax expense on issue of flow-through shares	(f	)	(1,936)	—	—
Depletion and depreciation	(g	)	(17,243)	—	—

Net earnings (loss) and comprehensive earnings (loss) - US GAAP			(17,820)	9,511	(20,367)
Net earnings (loss) per common share - US GAAP			(1.04)	1.92	(4.11)

Balance sheet items in accordance with US GAAP are as follows:

			December 31, 2003		December 31, 2002
			Canadian	US	Canadian	US
			GAAP	GAAP	GAAP	GAAP
(in thousands of dollars)	Notes		$	$	$	$
Investments	(b	)	2,500	3,012	—	—
Derivative financial instruments	(a	)	—	1,467	—	—
Capital assets	(g	)	166,990	149,747	—	—
Share capital	(f)		110,204	112,140	12,741	12,741
Deficit	(a),(b), (f), (g)		(6,879)	(27,013)	(9,193)	(9,193)

(a)	Derivative Financial Instruments

The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction. The fair values of the contracts deemed to be hedges are not reflected in the financial statements.

For US purposes, the Company has adopted Statement of Financial Accounting Standards No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. With the adoption of this standard, all derivative instruments are recognized on the balance sheet at fair value. The standard requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Management has not designated any of the currently held financial instruments as hedges for US GAAP purposes and accordingly, these derivatives have been recognized on the balance sheet at fair value with the change in their value recognized in earnings.

Under US GAAP for the year ended December 31, 2003, additional expense of $1,467,000 before and after taxes (2002: Nil; 2001: Nil) would have been recorded.

(b)	Investments

Under US GAAP, equity securities that are bought and held principally for the purpose of selling them in the short term are classified as trading securities and reported at fair value with unrealized gains and losses included in earnings. Under Canadian GAAP, these gains and losses are not recognized in earnings until the security is sold. As at December 31, 2003, the Company had unrealized holding gains of $512,000.

(c)	Accounting for Oncolytics Shares

US GAAP differences result when accounting for Oncolytics Shares as follows:

i.	During 1999, the Company acquired Oncolytics for $2,500,000. Under US GAAP, the purchase price would have been allocated to the following:

(in thousands of dollars)	$
Research and development	3,615
Future tax liability	(1,115)

2,500

The research and development had no alternative future uses. Under Canadian GAAP, the research and development has to be capitalized, however under US GAAP, this amount would have been charged to expense and accordingly the investment in Oncolytics had no accounting cost basis under US GAAP.

ii.	Under Canadian GAAP, a gain may be realized when a development stage subsidiary issues shares from treasury diluting the parent company’s ownership. US GAAP does not allow the recognition of a gain on dilution of a development stage subsidiary.

iii.	The write off of the acquisition costs of the Oncolytics shares, as described in (i), results in a nil accounting cost for the shares under US GAAP. The accounting cost for Canadian GAAP subsequently increases for the dilution gains recognized and decreases to reflect the Company’s share of loss from equity accounting under Canadian GAAP. Adjustments are made under US GAAP to eliminate the effect of dilution gains, equity losses and the resulting impact on gains recognized on the sale of Oncolytics shares.

(d)	Depreciation on Building

Under US GAAP, amortization of the Company’s building must commence when it is physically ready for use. Under Canadian GAAP, amortization begins when commercial use of the building begins. On January 1, 2000, the Company’s building was physically ready for use, however commercial use had not commenced. Therefore $671,000 of additional amortization is recorded under US GAAP in 2000. In 2001, the building was written down to its estimated net realizable value. Under US GAAP, given amortization was recorded in 2000, the writedown in 2001 has been reduced by $671,000. The building was held for sale during 2002 and 2003 and was written down to its estimated net realizable value at December 31, 2002 and 2003. Therefore, in 2002 and 2003, there was no difference in accounting under US GAAP.

(e)	Stock Based Compensation

For US reporting purposes, the statement of Financial Accounting Standard No.123 “Accounting for Stock Based Compensation” (“SFAS 123”) requires the reporting of pro forma amounts for compensation expense that would have been recorded for the issuance of share options using a fair value option pricing model. On January 1, 2002, the Company adopted the new CICA standard for stock-based compensation, resulting in the pro forma disclosure contained in Note 10. The Company has applied this change prospectively commencing on the date of adoption, effectively eliminating the US GAAP difference associated with this accounting.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

2001
Risk free interest rate	5.13%
Dividend yield	0%
Volatility factors of expected market price	119%
Weighted average expected life of the options	1 year

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under SFAS 123. The compensation cost for the stock-based compensation was approximately $382,495 in 2001.

		2001
(in thousands of dollars)		$
Loss – US GAAP	As reported	(20,367)
	Pro forma	(20,749)
Loss per common share – US GAAP	As reported ($/share)	(4.11)
	Pro forma ($/share)	(4.19)

(f)	Flow-Through Shares

Canadian GAAP requires that any cost of future income taxes arising when an entity renounces the deductibility of expenditures to an investor in flow-through shares should be accounted for as a cost of issuing the shares resulting in a reduction of share capital. Under US GAAP, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. The difference between the amount of the deferred tax liability and the liability recognized on issuance is recorded as deferred income tax expense therefore increasing the deficit and increasing the amount of share capital.

(g)	Impairments

Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the present value of estimated future net revenues computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs), discounted at ten percent, is less than the net capitalized costs (net of deferred income taxes), the excess is charged to expense. As disclosed in note 2, under Canadian GAAP, the impairment loss is the difference between the net carrying value of the asset and the estimated value of future net revenues. The resulting differences in recorded carrying values of impaired assets result in further differences in depreciation and depletion expense in subsequent years.

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1(1)	Articles of Incorporation of the Company dated February 14, 1994

1.2(1)	Articles of Amendment of the Company dated March 31, 1994.

1.3(1)	Articles of Amendment of the Company dated July 12, 1994.

1.4(1)	Articles of Arrangement of the Company dated May 8, 2002.

1.5(1)	Restated Articles of Incorporation of the Company dated May 8, 2002.

1.6(1)	Articles of Amendment and Restated Articles of the Company dated April 3, 2003.

1.7(1)	Articles of Amendment and Restated Articles of the Company dated April 3, 2003.

1.8	Articles of Amalgamation and Registration Statement of the Company dated December 30, 2003

1.9	Articles of Amalgamation and Registration Statement of the Company dated December 30, 2003

1.10	Articles of Amalgamation and Registration Statement of the Company dated December 31, 2003

1.11	Articles of Amendment and Restated Articles of the Company dated May 3, 2004

1.12(1)	By-Law Number 1 of the Company dated March 31, 1994.

4.1(1)	Stock Option Plan of the Company

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxly Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxly Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxly Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxly Act of 2002

Note:
(1)	Previously filed by the Company.